SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Kookmin Bank

(Translation of registrant’s name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Index

1. Summary of 2008 First Quarter Business Report

2. Exhibit 99.1-Kookmin Bank Review Report for the First Quarter of 2008

Summary of 2008 First Quarter Business Report

On May 15, 2008, Kookmin Bank filed its business report for the first quarter of 2008 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable based on SKAS Act 92. The Bank adopted SKAS No. 1 (Accounting Changes and Error Corrections) through SKAS No. 25 (Consolidated Financial Statements) (excluding SKAS No. 14) as of or before December 31, 2007.

In addition, according to the amended SKAS No. 15 (Investments in Associates), the Bank applied the equity method making current earnings and net assets reported in the non-consolidated financial statements of the Bank coincide with its share of current earnings and net assets of an associate included in the consolidated financial statements. However the Bank ceases to apply the equity method when the balance of the investment in the associate has become zero. The financial statements for the prior period were restated for comparative purposes due to the application of SKAS No.15 (revision).

Financial information contained in this summary (and in the attached review report) have been prepared in accordance with generally accepted accounting principles in Korea, which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Kookmin Bank” mean Kookmin Bank on a non-consolidated basis, and all references to “we”, “us” or the “Bank” mean Kookmin Bank and, as the context may require, its subsidiaries. In addition, all references to “Won” in this document are to the currency of the Republic of Korea.

1. Introduction to the Bank

1.1. Business Purposes

The business purpose of the Bank is to engage in the following business activities:

■	The banking business as prescribed by the Banking Act,

■	The trust business as prescribed by the Trust Business Act,

■	The credit card business as prescribed by the Specialized Credit Financial Business Act, and

■	Other businesses permitted by other relevant Korean laws and regulations

1.2. History

■	November 1, 2001

Incorporated and listed on the New York Stock Exchange

■	November 9, 2001

Listed on the Korea Stock Exchange

■	September 23, 2002

Integrated IT platforms of former Kookmin Bank and H&CB

■	December 4, 2002

Entered into a strategic alliance agreement with ING Bank N.V. Amsterdam

■	September 30, 2003

Completed the merger with Kookmin Credit Card

■	December 16, 2003

Completed a strategic investment in Bank Internasional Indonesia (BII) by investing in a 25% stake in Sorak Financial Holdings, a consortium with other investors

■	December 19, 2003

Fully privatized through the entire disposition of Korean government’s stake in Kookmin Bank

■	April 29, 2004

Established a subsidiary, KB Life Insurance Co., Ltd., to engage in insurance business

■	July 22, 2004

Entered into an alliance with China Construction Bank in connection with the foreign currency business

■	August 31, 2004

ING Bank N.V. Amsterdam entered into a contract with Kookmin Bank for a strategic investment in KB Life Insurance Co., Ltd.

■	October 29, 2004

Appointed Mr. Chung Won Kang as the President & CEO in an extraordinary general meeting of shareholders

■	December 31, 2004

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

■	January 01, 2005

Integrated three labor unions (former Kookmin Bank, former H&CB, former Kookmin Credit Card) into a single Kookmin Bank labor union

■	March 02, 2005

Opened KB Satellite Broadcasting System, the first combined broadcasting system in Korea

■	March 21, 2005

The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to ING Bank N.V. Amsterdam

■	June 16, 2005

Disposed of 27,423,761 shares of treasury stock by means of a combination of domestic over-the-counter-sales and an international issuance of depository receipts

■	July 26, 2005

Obtained an approval from FSS to use the Market Risk Internal Model for the first time among domestic financial institutions

■	October 10, 2005

The largest shareholder of Kookmin Bank changed from ING Bank N.V. Amsterdam to Euro-Pacific Growth Fund

■	February 2, 2006

Established the “Basel II system to calculate credit risk weighted asset and new BIS capital adequacy ratio” for the first time among domestic financial institutions

■	April 3, 2006

Established 100% computerization of bank accounts for the first time among domestic financial institutions

■	September 8, 2006

Implemented SOD (Segregation of Duties)

■	December 11, 2006

Ranked Number 1 among banks in the National Customer Satisfaction Index(NCSI) by Korea Productivity Center

■	April 27, 2007

Commenced principal stage of the Next Generation System development and new IT center construction

■	October 31, 2007

Reappointed Mr. Chung Won Kang as the President & CEO in an extraordinary general meeting of shareholders

■	November 14, 2007

Entered into a share purchase agreement to acquire a 95.8% stake in Hannuri Investment & Securities Co., Ltd.

■	December 11, 2007

Ranked Number 1 among banks for the second consecutive year and Number 1 among credit card businesses in the National Customer Satisfaction Index(NCSI) by Korea Productivity Center

■	December 31, 2007

Became the first Korean bank to obtain approval from the FSS to use a “Foundation Internal Ratings-based Approach” for credit risks under Basel II.

■	February 20, 2008

The largest shareholder of Kookmin Bank changed from Euro-Pacific Growth Fund to the Korean National Pension Service.

■	March 11, 2008

Acquired a 95.8% stake in Hannuri Investment & Securities Co., Ltd., which was renamed KB Investment & Securities Co., Ltd.

■	March 14, 2008

Entered into agreements to acquire up to 50.1% of the shares of Joint Stock Company Bank CenterCredit, a Kazakhstan Bank.

■	March 20, 2008

Application for preliminary authorization to establish a financial holding company

1.3 Capital Structure

1.3.1. Common Shares

Kookmin Bank has the authority to issue a total of 1,000,000,000 shares of capital stock according to its Articles of Incorporation. Kookmin Bank’s Articles of Incorporation also provide that Kookmin Bank is authorized to issue shares of preferred stock up to one-half of all of Kookmin Bank’s issued and outstanding shares of common stock. Upon completion of the merger between the former Kookmin Bank and H&CB, Kookmin Bank issued 299,697,462 common shares.

Upon the resolution of a shareholders’ meeting held on March 22, 2002, Kookmin Bank issued an additional 17,979,954 common shares in connection with a stock dividend of 6%.

On November 25, 2002 Goldman Sachs Capital Koryo, L.P. converted all of its convertible bonds into common shares. According to this conversion on November 30, 2002, Kookmin Bank issued 10,581,269 common shares and distributed them to Goldman Sachs Capital Koryo, L.P.

With respect to the merger between Kookmin Bank and Kookmin Credit Card on September 30, 2003, Kookmin Bank issued an additional 8,120,431 common shares on October 1, 2003. Accordingly, as of March 31, 2008, a total of 336,379,116 common shares were issued.

Number of Shares	(Unit: shares) as of March 31, 2008

	Type
	Common Stock	Total
Share Issued (A)	336,379,116	336,379,116
Treasury Stock (B)	—	—
Share Outstanding (A-B)	336,379,116	336,379,116

Capital Increase	(Unit: Won, shares)

Issue Date	Type	Number	Face Value	Issue Price	Remarks
2001.10.31	Common Stock	299,697,462	5,000	—	M&A into a new entity
2002.3.22	Common Stock	17,979,954	5,000	5,000	Stock dividend
2002.11.30	Common Stock	10,581,269	5,000	22,124	CB conversion
2003.10.01	Common Stock	8,120,431	5,000	38,100	M&A with KCC

1.3.2. Treasury Stock

(Unit: shares)

Date	Details	Number of shares
December 31, 2005	Outstanding Treasury Shares	217,935
January 13, 2006	Disposition due to exercise of stock option by grantees	(217,935)
As of March 31, 2008	Outstanding Treasury Shares	0

1.3.3. Employee Stock Ownership Association

(Unit: shares)

Type	Beginning Balance (January 1, 2008)	Increase	Decrease	Ending Balance (March 31, 2008)	Remarks
Registered common stock	2,729,756	—	145,408	2,584,348	—

Total	2,729,756	—	145,408	2,584,348	—

1.4. Dividend

The following table shows our dividend related information for the last three years. The Board of Directors of Kookmin Bank passed a resolution to pay a dividend for fiscal year of 2007, and shareholders of Kookmin Bank approved of the dividend payout for fiscal year 2007 at the general meeting of shareholders held on March 20, 2008.

	(Unit: in millions of Won unless indicated otherwise)

	March 2008	2007		2006
Net (loss) income for the period	—	2,773,843		2,472,111
Diluted (loss) earnings per share (Won)	—	8,246	[1]	7,349
Total dividend amount	—	824,129		1,227,784
Dividend payout ratio (%)	—	29.71	[2]	49.67
Cash dividend per common share (Won)	—	2,450		3,650
Stock dividend per common share (%)	—	—		—
Dividend per preferred share (Won)	—	—		—
Dividend yield ratio (%)	—	3.48	[3]	4.90

[1]	Earnings per share = net income (Won 2,773,843,133,424) / weighted average number of shares (336,379,116 shares).
[2]	Dividend payout ratio = total dividend amount for common shares (Won 824,128,834,200) / net income (Won 2,773,843,133,424).
[3]	Dividend yield ratio = dividend per share (Won 2,450) / average closing price for a week based on business day prior to market closing date of December 31, 2007 (Won 70,475).

2. Business

2.1. Source and Use of Funds

2.1.1. Source of Funds

[Bank Account]	(Unit: in millions of Won, %)

	March 31, 2008		December 31, 2007		December 31, 2006
	Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency
Deposits	118,762,256	3.88	109,901,995	3.23	111,324,234	2.91
Certificate of deposit	21,264,844	5.92	14,683,182	5.19	8,408,753	4.53
Borrowings	2,537,409	4.04	2,474,036	3.64	2,533,547	3.36
Call money	548,925	4.89	1,553,396	4.79	2,300,768	4.09
Other	39,494,374	5.87	36,902,539	5.52	28,332,243	5.13

Subtotal	182,607,808	4.55	165,515,148	3.93	152,899,545	3.43

Foreign currency
Deposits	1,799,900	2.56	1,723,594	2.80	1,489,895	2.37
Borrowings	5,804,784	3.86	4,415,317	3.81	3,635,918	3.41
Call money	914,917	3.45	538,081	5.04	527,600	4.74
Debentures	2,691,110	3.95	2,820,166	5.18	1,530,941	4.49
Other	140,168	—	91,227	—	59,296	—

Subtotal	11,350,879	3.59	9,588,385	4.06	7,243,650	3.50

Other
Total Shareholders Equity	16,424,954	—	16,064,310	—	14,251,498	—
Allowances	986,609	—	924,317	—	1,004,895	—
Other	12,582,110	—	11,036,268	—	11,935,765	—

Subtotal	29,993,673	—	28,024,895	—	27,192,158	—

Total	223,952,360	3.89	203,128,428	3.40	187,335,353	2.94

2.1.2. Use of Funds

[Bank Account]

(Unit: in millions of Won, %)

	March 31, 2008		December 31, 2007		December 31, 2006
	Average balance	Interest rate (%)	Average balance	Interest rate (%)	Average balance	Interest rate (%)
Won currency
Due from banks	15,207	0.13	27,232	0.99	190,902	3.66
Securities	32,668,414	5.32	29,795,474	4.66	31,437,266	4.25
Loans	149,786,010	6.89	134,549,458	6.60	120,688,857	6.44
Advances for customers	18,188	19.19	28,717	1.51	13,122	2.27
Call loan	1,810,510	5.02	646,821	4.81	823,293	4.25
Private placement corporate bonds	6,101,763	5.73	7,599,124	5.42	5,702,726	5.43
Credit card accounts	10,436,373	20.36	9,232,452	22.20	7,855,415	24.46
Other	1,486,129	—	355,868	—	328,681	—
Allowance for credit losses ( - )	-2,554,153	—	-2,340,182	—	-2,377,086	—

Subtotal	199,768,441	7.40	179,894,964	7.14	164,663,176	6.96

Foreign currency
Due from banks	193,156	1.43	323,370	3.94	486,764	4.31
Securities	1,223,789	12.44	993,119	4.60	793,181	6.78
Loans	7,824,680	4.09	7,610,703	4.51	6,561,903	4.06
Call loan	276,057	3.73	424,043	4.84	261,483	4.77
Bills bought	1,680,490	5.07	1,421,642	5.95	1,326,578	5.51
Other	1,094	—	1,815	—	1,798	—
Allowance for credit losses ( - )	-101,439	—	-84,723	—	-65,952	—

Subtotal	11,097,827	5.17	10,689,969	4.78	9,365,755	4.61

Other
Cash	1,125,635	—	1,079,189	—	966,002	—
Fixed assets held for business	2,599,657	—	2,540,601	—	2,397,111	—
Other	9,360,800	—	8,923,705	—	9,943,309	—

Subtotal	13,086,092	—	12,543,495	—	13,306,422	—

Total	223,952,360	6.86	203,128,428	6.58	187,335,353	6.35

2.1.3. Fee Transactions

(Unit: in millions of Won)

	March 31, 2008	March 31, 2007	December 31, 2007
Fee Revenue (A)
Won currency
Guarantees	2,485	1,593	7,535
Commissions received	270,070	253,498	1,202,814
Credit card	39,768	37,710	153,876
National Housing Fund Mgt.	31,356	42,141	121,700

Foreign currency
Guarantees	3,970	1,572	8,315
Others	22,938	17,960	76,842

Subtotal	370,587	354,474	1,571,082

Fee Expense (B)
Won & foreign currency
Commissions paid in Won	60,599	43,218	208,494
Credit card	84,118	68,739	350,889
Others	9,789	9,640	33,740

Subtotal	154,506	121,597	593,123

Fee Income (A-B)	216,081	232,877	977,959

2.2. Principal Banking Activities

2.2.1. Deposits

The following table shows the average balances of our deposits for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

		March 31, 2008		December 31, 2007		December 31, 2006
		Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Deposits	Demand deposits	18,244,188	19,156,986	18,027,342	19,759,190	16,896,730	20,179,568
in Won	Time & savings deposits	99,468,150	99,142,326	89,417,348	93,809,636	89,613,715	91,156,790
	Mutual installment deposits	2,835,473	2,649,149	3,474,443	3,038,971	4,302,015	3,833,573
	Mutual installment for housing	2,856,839	2,747,798	3,425,419	2,973,115	4,221,249	3,842,727
	Certificate of deposit	21,264,844	22,876,773	14,683,182	17,617,643	8,408,753	9,579,701

Subtotal		144,669,494	146,573,032	129,027,734	137,198,555	123,442,462	128,592,359

Deposits in foreign currency		1,799,900	1,672,804	1,723,594	1,660,136	1,489,895	1,427,557

Trust	Money trust	8,209,052	8,915,967	8,906,983	8,363,610	9,047,669	9,627,037
deposits	Property trust	4,731,005	3,895,182	5,556,671	5,365,233	8,491,099	6,631,376

Subtotal		12,940,057	12,811,149	14,463,654	13,728,843	17,538,768	16,258,413

Total		159,409,451	161,056,985	145,214,982	152,587,534	142,471,125	146,278,329

2.2.2. Average Deposit per Domestic Branch

The following table shows the average balances of our deposits per domestic branch as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2008	December 31, 2007	December 31, 2006
Deposits	133,210	124,446	124,123
Deposits in Won	131,830	123,055	122,904

2.2.3. Average Deposit per Employee

The following table shows the average balances of our deposits per employee as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2008	December 31, 2007	December 31, 2006
Deposits	8,574	7,901	7,799
Deposits in Won	8,485	7,812	7,722

2.2.4. Loan Balances

The following table shows the average balances of our loans for the periods ended and ending balances as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2008		December 31, 2007		December 31, 2006
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Loans in Won	149,776,067	153,437,568	134,539,050	146,260,926	120,680,825	125,574,817
Loans in foreign currency	7,824,680	8,698,903	7,610,703	7,498,780	6,561,902	7,261,811
Advances for customers	18,188	16,505	28,717	28,695	13,122	19,209

Subtotal	157,618,935	162,152,976	142,178,470	153,788,401	127,255,849	132,855,837

Trust account loans	420,080	430,563	408,301	415,786	351,880	403,552

Total	158,039,015	162,583,539	142,586,771	154,204,187	127,607,729	133,259,389

2.2.5. Loan Balances as of March 31, 2008 by Maturity

(Unit: in millions of Won)

	1 year or less	More than 1 year to 3 years	More than 3 years to 5 years	More than 5 years	Total
Loans in Won	66,948,699	33,645,785	5,618,715	47,224,369	153,437,568
Loans in foreign currency	4,596,153	2,375,794	984,662	742,294	8,698,903

2.2.6. Loan Balances by Type

The following table shows the bank account balances of our loans in Won by use as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2008	December 31, 2007	December 31, 2006
Loans to enterprise
Loans for operations	46,433,643	43,508,536	33,054,421
Loans for facility	13,585,250	12,401,652	6,103,249
Loans to households	48,978,129	47,705,207	46,509,920
Loans to public sector & others
Loans for operations	1,769,287	1,430,050	894,178
Loans for facility	33,945	24,450	3,687
Loans on property formation savings	646	702	1,013
Loans for housing	42,636,093	41,189,639	39,007,176
Others	575	690	1,173

Total	153,437,568	146,260,926	125,574,817

2.2.7. Loan to Deposit Ratio1

The following table shows loan to deposit ratio as of indicated dates.

(Unit: in millions of Won, %)

	March 31, 2008	December 31, 2007	December 31, 2006
Loans (A)	149,776,067	134,539,050	120,680,825
Deposits (B)	144,669,494	129,027,734	123,442,462

Loan to deposit ratio (A/B)	103.53	104.27	97.76

2.2.8. Guarantees

(Unit: in millions of Won)

	March 31, 2008	December 31, 2007	December 31, 2006
Determined	6,139,931	5,297,910	2,704,307
Contingent	5,184,895	3,944,524	2,304,434

Total	11,324,826	9,242,434	5,008,741

[1]	Average balance of loans in Won / average balance of (deposits in Won + certificates of deposit)

2.2.9. Securities Investment

The following table shows the average balances of our securities for the periods ended and ending balances as of the indicated dates.

(Unit: in millions of Won)

	March 31, 2008		December 31, 2007		December 31, 2006
	Average balance	Ending balance	Average balance	Ending balance	Average balance	Ending balance
Securities in Won (Bank account)
Monetary stabilization bonds	6,865,409	6,241,232	7,736,322	6,075,608	11,803,683	8,534,765
Government and public bonds	11,509,199	11,840,601	11,225,989	11,216,456	10,035,180	10,117,416
Debentures	17,349,656	18,107,956	16,342,485	16,350,155	11,847,016	14,140,083
Stocks	1,854,417	2,057,313	1,740,024	1,750,678	1,575,806	2,515,385
Others	1,191,496	1,504,578	349,777	370,240	1,878,308	744,896

Subtotal	38,770,177	39,751,680	37,394,597	35,763,137	37,139,993	36,052,545

Securities in Won (Trust account)
Monetary stabilization bonds	930,498	948,680	1,235,530	980,810	1,247,444	1,524,511
Government and public bonds	1,097,753	1,041,356	1,252,644	1,123,819	1,090,228	1,216,613
Debentures	1,309,376	1,236,787	1,707,174	1,374,010	1,937,309	1,815,093
Stocks	502,161	480,955	567,221	490,118	756,900	769,212
Others	2,535,718	2,837,142	2,585,637	2,538,954	3,837,714	2,873,202

Subtotal	6,375,506	6,544,920	7,348,206	6,507,711	8,869,595	8,198,631

Securities in foreign currency (Trust account)	12,449	12,449	22,154	12,449	110,472	32,661

Securities in foreign currency (Bank account)
Foreign securities	945,861	1,072,565	720,035	927,610	559,343	613,078
Off-shore foreign securities	277,928	282,960	273,084	273,188	233,838	216,066

Subtotal	1,223,789	1,355,525	993,119	1,200,798	793,181	829,144

Total	46,381,921	47,664,574	45,758,076	43,484,095	46,913,241	45,112,981

2.2.10. Trust Account

(Unit: in millions of Won)

	March 31, 2008		December 31, 2007		December 31, 2006
	Average amount trusted	Trust fees	Average amount trusted	Trust fees	Average amount trusted	Trust fees
Return-guaranteed trust	279	6,545	296	12,928	325	11,295
Performance trust	12,939,778	11,373	14,463,358	57,384	17,538,443	67,209

Total	12,940,057	17,918	14,463,654	70,312	17,538,768	78,504

2.2.11. Credit Card

(Unit: in millions of Won, number of individuals and merchants)

	As of or for the years ended of indicated dates
	March 31, 2008	December 31, 2007	December 31, 2006
Number of card holders
Corporate	189,951	173,122	173,190
Individual	8,715,145	8,518,930	8,883,738

Number of merchants	1,776,519	1,751,826	1,610,446

Sales volume[1]	18,055,803	68,516,441	63,929,192
Fee revenue	570,152	2,207,975	2,189,014

2.3. Branch Networks

As of March 31, 2008, we had 1,119 branches (including the head office) and 89 sub-branches in Korea; 479 of our branches and sub-branches are located in Seoul.

We also have four overseas branches and three overseas representative offices. The overseas branches are located in Tokyo, Japan; New York, U.S.A.; Auckland, New Zealand; and Guangzhou, People’s Republic of China. The overseas representative offices located are in Almaty, Kazakhstan; Ho Chi Minh City, Vietnam; and Kyiv, Ukraine.

We plan to open a total of 56 new domestic branches and sub-branches during 2008 (including 7 branches and sub-branches opened during the first quarter of 2008). These plans are subject to change depending on market conditions and other factors.

We also plan to establish overseas branches in Harbin and Suzhou, People’s Republic of China, during 2008. These plans are subject to change depending on regulatory approvals and other factors.

[1]	Includes lump-sum and installment purchases, cash advances, and check card and purchasing card transactions.

2.4. Other Information for Investment Decision

2.4.1. BIS Risk-adjusted Capital Ratios

(Unit: in millions of Won, %)

	March 31, 2008[1]	December 31, 2007	December 31, 2006
Risk-adjusted capital (A)	18,505,343	19,634,235	18,751,151
Risk-weighted assets (B)	150,474,970	155,598,835	132,373,478

BIS ratio (A/B)	12.30	12.62	14.17

2.4.2. Non-Performing Loans

(Unit: in millions of Won, %)

March 31, 2008		December 31, 2007		Change
Amount	Ratio of NPL to total loans	Amount	Ratio of NPL to total loans	Amount	Ratio of NPL to total loans
1,324,173	0.71%	1,096,470	0.62%	227,703	0.09	%p

2.4.3. Loan Loss Allowances

The following table shows the balance of our loan loss allowances as of the dates indicated.

(Unit: in millions of Won)

	March 31, 2008	December 31, 2007	December 31, 2006
Loan losses allowance
Domestic	2,753,961	2,609,414	2,458,307
Foreign	8,411	6,583	4,772

Total	2,762,372	2,615,997	2,463,079

Write-Off	218,115	822,794	1,693,468

[1]	The figures for March 31, 2008 are calculated based on Basel II and they are preliminary estimates that are subject to change.

The preliminary estimates calculated based on Basel I are as follows:

•	Risk-adjusted capital: Won 19,832,817 million

•	Risk-weighted assets: Won 165,643,855 million

•	BIS ratio: 11.97%

•	Tier 1 ratio: 9.51%

2.4.4. Changes in Loan Loss Allowances for Recent Three Years1

(Unit: in millions of Won)

	March 31, 2008	December 31, 2006	December 31, 2006
Beginning balance	2,501,865	2,360,867	2,453,275

Net Write-Off	(97,701)	(375,598)	(1,034,059)
Write-Off	(217,399)	(817,358)	(1,680,331)
Recovery	115,658	530,637	474,278
Other	4,040	(88,877)	171,994

Provision for loan losses	239,534	516,596	941,651

Ending balance	2,643,698	2,501,865	2,360,867

[1]	Loan loss allowance includes present value discounts and excludes allowance for other assets.

3. Financial Information

3.1. Non-Consolidated Condensed Financial Statements

(Unit: in millions of Won)

	As of or for the period ended
	March 31, 2008	December 31, 2007
Cash and due from banks	5,891,515	6,544,754
Securities	35,132,177	30,777,359
Loans	179,358,710	171,549,993
Tangible assets	2,257,005	2,298,743
Other assets	10,439,544	7,695,189

Total assets	233,078,951	218,866,038

Deposits	148,245,835	138,858,691
Borrowings	50,810,063	50,250,481
Other liabilities	18,067,383	13,719,105

Total liabilities	217,123,281	202,828,277

Common stock	1,681,896	1,681,896
Capital surplus	6,274,831	6,269,263
Capital Adjustments	0	0
Accumulated other comprehensive income	454,210	345,446
Retained earnings	7,544,733	7,741,156

Total shareholders’ equity	15,955,670	16,037,761

Liabilities and Shareholders’ Equity	233,078,951	218,866,038

Operating revenue	8,275,721	21,281,826
Operating income	839,232	4,233,386
Income (loss) before income tax	869,723	4,529,870
Net (loss) income	631,503	2,773,843

3.2. Consolidated Condensed Financial Statements

(Unit: in millions of Won, number of subsidiaries)

	As of or for the year ended
	December 31, 2007	December 31, 2006
Cash and due from banks	6,727,411	6,688,977
Securities	34,239,723	32,588,135
Loans	171,730,131	150,017,861
Tangible assets	2,301,464	2,139,486
Other assets	8,045,715	7,478,977

Total assets	223,044,444	198,913,436

Deposits	142,100,520	133,296,975
Borrowings	50,170,776	38,786,899
Other liabilities	14,666,041	11,701,501

Total liabilities	206,937,337	183,785,375

Common stock	1,681,896	1,681,896
Capital surplus	6,274,535	6,274,831
Retained earnings	7,775,285	6,241,912
Capital Adjustments	0	0
Accumulated other comprehensive income	331,159	885,141
Minority interests	44,232	44,281

Total shareholders’ equity	16,107,107	15,128,061

Liabilities and Shareholders’ Equity	223,044,444	198,913,436

Operating revenue	22,154,335	20,319,778
Operating income	4,280,654	3,250,034
Income (loss) before income tax	4,544,746	3,424,562
Net (loss) income	2,762,198	2,467,006
Controlling company interests, gain (loss)	2,757,316	2,458,260

No. of subsidiaries included in the consolidation	10	11

3.3. Other Financial Information

See Exhibit 99.1 Kookmin Bank Review Report by our independent auditors for our full financial statements and relevant notes, which have been prepared in accordance with generally accepted accounting principles in Korea. The Review Report will also be available on our website, www.kbstar.com.

4. Independent Public Accountants

4.1. Audit & Audit related Fees

Deloitte Anjin LLC has reviewed our financial statements for the first quarter of 2008. The aggregate contracted amount of such firm’s audit and review fees for the year 2008 is Won 1,490 million.

4.2. Non-Audit Services

The following is a description of non-audit services rendered by our independent auditor for the recent three years.

(Unit: in millions of Won unless indicated otherwise)

Year	Service description	Amount of payment
1Q 2008	-	—
2007	- Issuance of comfort letter - Issuance of comfort letter - Agreement for issuance of comfort letter[1]	90 70 50
2006	- Issuance of comfort letter - Confirmation of BIS ratio and confirmation affirming that Kookmin Bank is not a Non-Financial Operator	40 10

[1]	The Agreement for issuance of comfort letter has been terminated.

5. Corporate Governance and Affiliated Companies

5.1. Board of Directors & Committees under the Board

The board of directors, currently consisting of executive directors and non-executive directors, holds regular meetings quarterly. Additional extraordinary meetings may also be convened at the request of any director or any committee that serves under the board of directors.

The board of directors resolves following matters:

■	Matters relating to general meeting of shareholders

■	Matters relating to general management

■	Matters relating to organization and directors of the company

■	Matters relating to funding and capital

■	Other related matters

The following committees currently serve under our board of directors:

■	The Board Steering Committee

■	The Management Strategy Committee

■	The Risk Management Committee

■	The Evaluation & Compensation Committee

■	The Audit Committee

■	The Non-Executive Director Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors and 6.2. Non-Executive Directors.

5.2. Audit Committee

The audit committee oversees our financial reporting and approves the appointment of and interaction among our independent auditors, compliance officers, management personnel and other committee advisors. The committee also reviews our financial information, auditor’s examinations, key financial statement issues and the administration of our financial affairs by the board of directors. The committee also examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3. Compensation to Directors

5.3.1. Compensation to Directors

The following table shows information regarding the remuneration paid to the Directors in the first quarter of 2008.

(Unit: in millions of Won)

	The aggregate remuneration paid (From January to March 2008)	Limit for the remuneration resolved by shareholders’ meeting (For the year 2008)	Average amount of the payment per person (From January to March 2008)		Total fair value of stock option[1]	Weight (%)
1) Executive Directors (Except Chief Audit Executive and Non-executive Directors)	2,297		747		—	—
2) Non-executive Directors (Except members of Audit Committee)	93	8,000	18	[2]	—	—
3) Members of Audit Committee (Including Chief Audit Executive)	601		120	[2]	—	—

Total	2,991	8,000	223		—	—

[1]

For those portions of stock options granted on or before December 31, 2006, we used the intrinsic value model to calculate the total fair value of stock option. For those portions of stock options granted on or after January 1, 2007, we adopted the Black-Scholes option pricing model to calculate the total fair value of stock option.

The following negative values, resulting from calculation according to the intrinsic value method, are excluded from this table: (-9,018) million Won (Executive Directors (except Chief Audit Executive and Non-executive Directors)), (-434) million Won (Non-executive Directors (except members of Audit Committee)), (-226) million Won (Members of Audit Committee (including Chief Audit Executive)).

[2]	Reflects the changes made to the number of non-executive directors in March of 2008.

5.3.2. Stock Options

The following table is the breakdown of stock options Kookmin Bank has granted to the directors and employees as of March 31, 2008.

(Unit: in Won, shares)

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
15-Mar-01	Young Seok Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	In Kie Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Ji Hong Kim	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Se Woong Lee	Non Executive Director	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jong Min Lee	Chief Audit Executive	16-Mar-04	15-Mar-09	28,027	14,807	2,807	12,000
15-Mar-01	Seung Heon Han	Non Executive Director	16-Mar-04	15-Mar-09	28,027	1,870	0	1,870
15-Mar-01	Duk Hyun Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	4,845	7,000
15-Mar-01	Bock Woan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Yoo Hwan Kim	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	0	11,845
15-Mar-01	Ok Hyun Yoon	Executive Vice President	16-Mar-04	15-Mar-09	28,027	11,845	7,845	4,000
15-Mar-01	Sang Hoon Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	2,461	500
15-Mar-01	Jae In Suh	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Jong Hwa Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	2,461	500
15-Mar-01	Sang Won Lee	Employee	16-Mar-04	15-Mar-09	28,027	2,961	0	2,961
15-Mar-01	Joon Ho Park	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Jeong Haing Lee	Employee	16-Mar-04	15-Mar-09	28,027	592	592	0
15-Mar-01	Tae Joo Yoon	Employee	16-Mar-04	15-Mar-09	28,027	10	0	10
15-Mar-01	Si An Her	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Seok Won Choi	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Yong Soo Shin	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
15-Mar-01	Young Mo Lee	Employee	16-Mar-04	15-Mar-09	28,027	592	0	592
15-Mar-01	Sung Gil Lee	Employee	16-Mar-04	15-Mar-09	28,027	370	0	370
22-Mar-01	Cheol Ho Kim	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Jun Chae Song	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
22-Mar-01	Myoung Woo Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	4,429	0	4,429
22-Mar-01	Han Kyoung Lee	Former KCC Officer	23-Mar-04	22-Mar-11	71,538	6,644	0	6,644
16-Nov-01	Sang Hoon Kim	Chairman	17-Nov-04	16-Nov-09	51,200	150,000	75,000	75,000
22-Mar-02	Sun Jin Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Ji Hong Kim	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Keun Shik Oh	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	1,021	2,300
22-Mar-02	Kyung Hee Yoon	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,000	0	3,000
22-Mar-02	Dong Soo Chung	Non Executive Director	23-Mar-05	22-Mar-10	57,100	10,000	0	10,000
22-Mar-02	Henry Cornell	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Timothy Hartman	Non Executive Director	23-Mar-05	22-Mar-10	57,100	3,321	0	3,321
22-Mar-02	Byung Sang Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Bock Woan Kim	Executive Vice President	23-Mar-05	22-Mar-10	57,100	13,339	0	13,339
22-Mar-02	Ki Sup Shin	Executive Vice President	23-Mar-05	22-Mar-10	57,100	26,405	16,405	10,000
22-Mar-02	Sung Hyun Chung	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Bong Hwan Cho	Executive Vice President	23-Mar-05	22-Mar-10	57,100	9,498	0	9,498
22-Mar-02	Ki Taek Hong	Executive Vice President	23-Mar-05	22-Mar-10	57,100	19,525	0	19,525
22-Mar-02	Jong Young Yoon	Employee	23-Mar-05	22-Mar-10	57,100	14,712	5,000	9,712
22-Mar-02	Jae Il Song	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Hyung Goo Sim	Employee	23-Mar-05	22-Mar-10	57,100	14,712	0	14,712

[1]	Some numbers of the granted options have been adjusted due to the merger and the early retirement of the grantees.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
22-Mar-02	Jeong Haing Lee	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Joon Sup Chang	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Sung Bin Kim	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Sung Bok Park	Employee	23-Mar-05	22-Mar-10	57,100	14,712	0	14,712
22-Mar-02	Yun Keun Jung	Employee	23-Mar-05	22-Mar-10	57,100	15,000	0	15,000
22-Mar-02	Man Soo Song	Employee	23-Mar-05	22-Mar-10	57,100	9,762	0	9,762
22-Mar-02	Hack Yeon Jeong	Employee	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jong Hwan Byun	Employee	23-Mar-05	22-Mar-10	57,100	5,000	0	5,000
22-Mar-02	Jae Han Kim	Employee	23-Mar-05	22-Mar-10	57,100	2,500	0	2,500
29-Mar-02	Byoung Hak Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Jang Ok Kim	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
29-Mar-02	Sun Lee	Former KCC Officer	30-Mar-04	29-Mar-11	129,100	3,330	0	3,330
26-Jul-02	Donald H. MacKenzie	Executive Vice President	27-Jul-05	26-Jul-10	58,800	23,899	0	23,899
21-Mar-03	Ki Hong Kim	Non Executive Director	22-Mar-06	21-Mar-11	58,600	10,000	0	10,000
21-Mar-03	Sun Jin Kim	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Eun Joo Park	Non Executive Director	22-Mar-06	21-Mar-11	42,200	3,351	0	3,351
21-Mar-03	Kyung Hee Yoon	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Bernard S. Black	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Richard Elliott Lint	Non Executive Director	22-Mar-06	21-Mar-11	43,800	6,678	0	6,678
21-Mar-03	Sung Chul Kim	Executive Vice President	22-Mar-06	21-Mar-11	35,500	9,443	4,443	5,000
21-Mar-03	See Young Lee	Executive Vice President	22-Mar-06	21-Mar-11	35,500	7,024	7,024	0
21-Mar-03	Won Suk Oh	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Sung Dae Min	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Kyong Jae Jeong	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Chul Hee Kim	Employee	22-Mar-06	21-Mar-11	35,500	14,343	0	14,343
21-Mar-03	In Do Lee	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
21-Mar-03	Maeng Soo Ryang	Employee	22-Mar-06	21-Mar-11	35,500	9,730	0	9,730
27-Aug-03	Jin Baek Cheong	Executive Vice President	28-Aug-06	27-Aug-11	40,500	5,091	0	5,091
09-Feb-04	Young Il Kim	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Sang Jin Lee	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	7,125	0	7,125
09-Feb-04	Yun Keun Jung	Senior Executive Vice President	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Dong Hwan Cho	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Dong Sook Kang	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Young Han Kim	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	De Oak Shin	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Chang Ho Kim	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Dal Soo Lee	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
09-Feb-04	Byong Doo Ahn	Employee	10-Feb-07	09-Feb-12	46,100	5,000	0	5,000
23-Mar-04	Young Soon Cheon	Non Executive Director	24-Mar-07	23-Mar-12	48,500	5,000	0	5,000
23-Mar-04	Dong Soo Chung	Non Executive Director	24-Mar-07	23-Mar-12	48,500	5,000	0	5,000
23-Mar-04	Wang Ha Cho	Non Executive Director	24-Mar-07	23-Mar-12	48,800	5,000	0	5,000
23-Mar-04	Woon Youl Choi	Non Executive Director	24-Mar-07	23-Mar-12	48,800	5,000	0	5,000
01-Nov-04	Chung Won Kang	President & CEO	02-Nov-07	01-Nov-12	50,600	610,000	0	610,000
18-Mar-05	Hyung Duk Chang	Chief Audit Executive	19-Mar-08	18-Mar-13	51,600	30,000	0	30,000
18-Mar-05	Kap Shin	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Dong Won Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	28,330	0	28,330

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
18-Mar-05	Yun Keun Jung	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Nam Sik Yang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	18,750	0	18,750
18-Mar-05	Hyo Sung Won	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Yong Kook Oh	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Sang Jin Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Ahn Sook Koo	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jung Young Kang	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	18,750	0	18,750
18-Mar-05	Young Han Choi	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	30,000	0	30,000
18-Mar-05	Dong Soo Choe	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	18,750	0	18,750
18-Mar-05	Seong Kyu Lee	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jun Bo Cho	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	8,759	0	8,759
18-Mar-05	Jeong Min Kim	Senior Executive Vice President	19-Mar-08	18-Mar-13	46,800	28,056	0	28,056
18-Mar-05	Sung Soo Jung	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Hye Young Kim	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Ki Hyun Kim	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Jae Sam Jung	Employee	19-Mar-08	18-Mar-13	46,800	14,986	0	14,986
18-Mar-05	Chang Ho Kim	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Dong Sook Kang	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	De Oak Shin	Employee	19-Mar-08	18-Mar-13	46,800	14,165	0	14,165
18-Mar-05	Dal Soo Lee	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Byong Doo Ahn	Employee	19-Mar-08	18-Mar-13	46,800	4,379	0	4,379
18-Mar-05	Byung Kun Oh	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Won Sik Yeo	Employee	19-Mar-08	18-Mar-13	46,800	14,165	0	14,165
18-Mar-05	Dong Su Ryo	Employee	19-Mar-08	18-Mar-13	46,800	13,973	0	13,973
18-Mar-05	Kyoung Ho Lee	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Jeung Ho Lee	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Kwang Suk Lee	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Tae Gon Kim	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Hyeog Kwan Kwon	Employee	19-Mar-08	18-Mar-13	46,800	13,973	0	13,973
18-Mar-05	Kyu Hyung Jung	Employee	19-Mar-08	18-Mar-13	46,800	14,165	0	14,165
18-Mar-05	Dong Hwan Cho	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Man Hee Lee	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Il Soo Moon	Employee	19-Mar-08	18-Mar-13	46,800	15,000	0	15,000
18-Mar-05	Yong Seung Lee	Employee	19-Mar-08	18-Mar-13	46,800	9,375	0	9,375
18-Mar-05	Suk Yong Cha	Non Executive Director	19-Mar-08	18-Mar-13	61,000	5,091	0	5,091
18-Mar-05	Ki Hong Kim	Non Executive Director	19-Mar-08	18-Mar-13	60,300	5,077	0	5,077
18-Mar-05	Young Soon Cheon	Non Executive Director	19-Mar-08	18-Mar-13	63,600	10,072	0	10,072
18-Mar-05	Dong Soo Chung	Non Executive Director	19-Mar-08	18-Mar-13	51,600	15,000	0	15,000
18-Mar-05	Chang Kyu Lee	Non Executive Director	19-Mar-08	18-Mar-13	51,600	15,000	0	15,000

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
18-Mar-05	Hun Namkoong	Non Executive Director	19-Mar-08	18-Mar-13	61,000	5,091	0	5,091
18-Mar-05	Doo Hwan Song	Non Executive Director	19-Mar-08	18-Mar-13	63,800	10,031	0	10,031
18-Mar-05	Dam Cho	Non Executive Director	19-Mar-08	18-Mar-13	51,600	15,000	0	15,000
18-Mar-05	Nobuya Takasugi	Non Executive Director	19-Mar-08	18-Mar-13	51,600	15,000	0	15,000
27-Apr-05	Kyung Wook Kang	Employee	28-Apr-08	27-Apr-13	45,700	8,827	0	8,827
22-Jul-05	Donald H. MacKenzie	Senior Executive Vice President	23-Jul-08	22-Jul-13	49,200	30,000	0	30,000
23-Aug-05	Youn Soo Kim	Employee	24-Aug-08	23-Aug-13	53,000	7,212	0	7,212
24-Mar-06	Dong Soo Chung	Non Executive Director	25-Mar-09	24-Mar-14	77,900	19,917	0	19,917
24-Mar-06	Chang Kyu Lee	Non Executive Director	25-Mar-09	24-Mar-14	77,900	9,958	0	9,958
24-Mar-06	Dam Cho	Non Executive Director	25-Mar-09	24-Mar-14	77,800	10,000	0	10,000
24-Mar-06	Nobuya Takasugi	Non Executive Director	25-Mar-09	24-Mar-14	77,900	9,958	0	9,958
24-Mar-06	Young Soon Cheon	Non Executive Director	25-Mar-09	24-Mar-14	85,100	5,000	0	5,000
24-Mar-06	Kee Young Chung	Non Executive Director	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Bo Kyung Byun	Non Executive Director	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Bae Kin Cha	Non Executive Director	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Hyung Duk Chang	Chief Audit Executive	25-Mar-09	24-Mar-14	77,900	19,917	0	19,917
24-Mar-06	Ki Hong Kim	Chief Executive Vice President	25-Mar-09	24-Mar-14	X2	210,000	0	210,000
24-Mar-06	Kap Joe Song	Senior Executive Vice President	25-Mar-09	24-Mar-14	80,000	27,878	0	27,878
24-Mar-06	Dal Soo Lee	Senior Executive Vice President	25-Mar-09	24-Mar-14	77,800	20,000	0	20,000
24-Mar-06	Won Sik Yeo	Senior Executive Vice President	25-Mar-09	24-Mar-14	80,300	18,166	0	18,166
24-Mar-06	De Oak Shin	Senior Executive Vice President	25-Mar-09	24-Mar-14	80,300	18,166	0	18,166
24-Mar-06	Choong Won Cho	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Yook Sang Kwon	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
24-Mar-06	Haing Hyun Choi	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	In Gyu Choi	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Kwang Chun Shon	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Han Mok Cho	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
24-Mar-06	Soon Hyun Kim	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Seung Joo Baik	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Kwang Mook Park	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
24-Mar-06	Sai Yoon Hong	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000
24-Mar-06	Sang Rak Jang	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
24-Mar-06	Jin Sun Paeng	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
24-Mar-06	Shin Og Joo	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
24-Mar-06	Young Hee Jeon	Employee	25-Mar-09	24-Mar-14	X2	30,000	0	30,000

[2]	Exercise price = (Base Price) Won × (1 + TRS of the three major competitors × 0.4)

( Base Price ) Won is the arithmetic mean of the following three numbers: the sum of the daily closing price multiplied by the daily trading volume divided by the daily trading volume for the common shares during each of the following periods: (i) two months prior to, but excluding, the grant date; (ii) one month prior to, but excluding, the grant date; and (iii) one week prior to, but excluding, the grant date.

TRS of the three major competitors shall mean (the sum of each of the three major competitor’s Total Market Cap at the expected exercise price confirmation date less the sum of each of the three major competitor’s Total Market Cap at the grant date) divided by the sum of each of the three major competitor’s Total Market Cap at the grant date.

Grant date	Name of the grantee	Position when granted	Exercise period		Exercise price	Number of granted options[1]	Number of exercised options	Number of exercisable options
			From	To
24-Mar-06	Bae Young Lee	Employee	25-Mar-09	24-Mar-14	80,300	18,175	0	18,175
28-Apr-06	Young Mo Lee	Employee	29-Apr-09	28-Apr-14	X2	30,000	0	30,000
27-Oct-06	Dong Hyun Ji	Employee	28-Oct-09	27-Oct-14	X2	20,000	0	20,000
08-Feb-07	Dong Su Yeo	Senior Executive Vice President	09-Feb-10	08-Feb-15	77,100	9,013	0	9,013
08-Feb-07	Hyeog Kwan Kwon	Senior Executive Vice President	09-Feb-10	08-Feb-15	77,100	9,013	0	9,013
08-Feb-07	Jeung Ho Lee	Senior Executive Vice President	09-Feb-10	08-Feb-15	77,100	10,000	0	10,000
08-Feb-07	Kyung Woo Nam	Senior Executive Vice President	09-Feb-10	08-Feb-15	X2	45,000	0	45,000
08-Feb-07	Gi Eui Choi	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Chung Wook Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Kyung Hak Lee	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Jae Gon Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Heung Woon Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Woo Shick Lee	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Young Hwan Sohn	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Young Gu Joo	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Han Ok Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Yong Shin Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Kyung Gu Lee	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Kyun Shin	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Hwa Jung Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Tae Sung Hwang	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Myung Heun You	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Nam Cheol Shin	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	In Byung Park	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Kun Soo Kang	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Kwang Won Jee	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Youn Dong Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Chan Bon Park	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Jong Bum Kim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Byong Duk Min	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Hye Seok Seo	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Bou Hwan Sim	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Yong Soo Seok	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
08-Feb-07	Sang Hun Choi	Employee	09-Feb-10	08-Feb-15	X2	30,000	0	30,000
23-Mar-07	Jacques P.M. Kemp	Non Executive Director	24-Mar-10	23-Mar-15	X2	30,000	0	30,000
		Total				3,823,180	129,904	3,693,276

(The weighted average exercise price of exercisable options is Won 63,504)

29

5.4. Affiliated Companies

5.4.1. List of Affiliates1

Affiliated companies of Kookmin Bank and its ownership as of March 31, 2008 are as follows.

■	KB Investment Co., Ltd. (99.99%)

■	KB Asset Management Co., Ltd. (80.00%)

■	KB Real Estate Trust Co., Ltd. (99.99%)

■	KB Credit Information Co., Ltd. (99.73%)

■	KB Data Systems Corporation (99.99%)

■	KB Futures Co., Ltd. (99.98%)

■	KB Life Insurance Co., Ltd. (51.00%)

■	Kookmin Bank International (London) Ltd. (100.00%)

■	Kookmin Bank Hong Kong Ltd. (100.00%)

■	Sorak Financial Holdings Pte. Ltd. (25.00%)

■	KB Investment & Securities Co., Ltd.[2] (95.80%)

[1]	Excludes Jooeun Industrial and KLB Securities, which are under liquidation procedures. Kookmin Singapore Ltd. and Kookmin Finance Asia Limited are also under liquidation procedures.
[2]	On March 11, 2008, KB Investment & Securities Co., Ltd. (formerly Hannuri Investment & Securities Co., Ltd.) was added as a new affiliate.

6. Directors, Senior Management and Employees

6.1. Executive Directors

Our five executive directors consist of the President & CEO, Chief Audit Executive and Senior Executive Vice Presidents as of March 31, 2008.

The names and positions of our directors, and the number of shares of Kookmin Bank’s common stock they own are set forth below as of March 31, 2008.

Name	Date of Birth	Position	Common Shares Owned
Chung Won Kang	12/19/1950	President & CEO	—
Yong Hwa Cheong	07/12/1952	Chief Audit Executive	—
In Gyu Choi	12/23/1955	Senior EVP	39
Donald H. MacKenzie	12/20/1948	CFO & Senior EVP	—
Ki Hong Kim	01/10/1957	Senior EVP	—

6.2. Non-Executive Directors

Our non-executive directors are selected based on the candidates’ talents and skills in diverse areas, such as law, finance, economy, management and accounting.

Our current non-executive directors and the number of shares of Kookmin Bank’s common stock they own as of March 31, 2008 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kee Young Chung	09/07/1948	Non-Executive Director	—
Jacques P.M. Kemp	05/15/1949	Non-Executive Director	—
Dam Cho	08/01/1952	Non-Executive Director	—
Suk Sig Lim	07/17/1953	Non-Executive Director	—
Bo Kyung Byun	08/09/1953	Non-Executive Director	860
Sang Moon Hahm	02/02/1954	Non-Executive Director	—
Han Kim	02/17/1954	Non-Executive Director	—
Chee Joong Kim	12/11/1955	Non-Executive Director	—
Baek In Cha	07/23/1958	Non-Executive Director	—
Chan Soo Kang	11/23/1961	Non-Executive Director	—

6.3. Senior Management

In addition to the executive directors who are also our executive officers, we had the following 11 executive officers as of March 31, 2008.

Name	Date of Birth	Position	Common Shares Owned
Hyung Goo Sim	10/24/1953	Senior Executive Vice President	—
Dal Soo Lee	02/15/1952	Senior Executive Vice President	192
Jeung Ho Lee	08/15/1952	Senior Executive Vice President	78
Yong Kook Oh	09/30/1949	Senior Executive Vice President	—
Hyo Sung Won	07/29/1960	Senior Executive Vice President	—
Kyung Woo Nam	04/01/1951	Senior Executive Vice President	—
Young Han Choi	09/24/1958	Senior Executive Vice President	—
Byung Kun Oh	01/06/1953	Senior Executive Vice President	155
Sai Yoon Hong	04/11/1954	Senior Executive Vice President	78
Heung Woon Kim	07/20/1957	Senior Executive Vice President	1,600
Kwang Chun Shon	07/21/1956	Senior Executive Vice President	41

6.4. Employees

The following table shows the breakdown of our employees as of March 31, 2008.

(Unit: in millions of Won)

	Number of Employees[1]			Average Tenure of the Full-time Employees (years)[2]	Total Payment for the first quarter of 2008[3]	Average Payment per Person
	Full-time	Contractual	Total
Male	13,030	1,474	14,504	18 years and 1 month	246,742	17.0

Female	4,971	6,970	11,941	13 years and 10 months	140,257	11.7

Total	18,001	8,444	26,445	16 years and 11 months	386,999	14.6

[1]

Number of employees is calculated as the arithmetic mean of the number of employees as of the end of each month from January 31, 2008 to March 31, 2008, and does not include executive vice presidents, local employees in overseas branches and persons engaged in outsourced services.

[2]	Based on only full-time employees as of March 31, 2008
[3]	Based on labor expense and employee benefit / welfare costs paid as of March 31, 2008

7. Major Stockholders and Related Party Transactions

7.1. Major Stockholders1

The following table presents information regarding the selected major ownership of our shares:

(Unit: Shares, %)

Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Citibank, N. A.[2]	55,868,485	16.61
Euro-Pacific Growth Fund	18,377,910	5.46

7.2. Changes in the Largest Shareholder for the Recent Three Years

(Unit: Shares, %)

Name	Date of Change/ Date of Change in Ownership Level[3]	Number of Shares of Common Stock		Percentage of Total Issued Shares
National Pension Services	February 20, 2008	14,951,343	[4]	4.44	[4]
Euro-Pacific Growth Fund	February 20, 2008	11,629,660		3.46
Euro-Pacific Growth Fund	October 10, 2005	16,099,940		4.79
ING Bank N.V. Amsterdam	March 21, 2005	13,650,001		4.06
Euro-Pacific Growth Fund	January 17, 2005	14,326,220		4.26

7.3. Investments in Affiliates5

(Unit: in millions of Won)

Name	Relation with the Bank	Account	Beginning Balance (Jan 1, 2008)	Increase	Decrease	Ending Balance (March 31, 2008)
KB Real Estate Trust	Affiliate	Equity Securities of Affiliate	79,999	—	—	79,999
KB Investment	Affiliate	Equity Securities of Affiliate	44,756	—	—	44,756
KB Asset Management	Affiliate	Equity Securities of Affiliate	30,670	—	—	30,670

[1]	As of December 31, 2007
[2]	Depositary under our ADR and GDR programs
[3]	The date of change / change in ownership level is the date as indicated on the public filing disclosing changes in the largest shareholder, etc.
[4]	As of December 31, 2007
[5]	Jooeun Industrial and KLB Securities are under liquidation procedures.

Name	Relation with the Bank	Account	Beginning Balance (Jan 1, 2008)	Increase	Decrease	Ending Balance (March 31, 2008)
KB Futures	Affiliate	Equity Securities of Affiliate	19,996	—	—	19,996
KB Data Systems Corp.	Affiliate	Equity Securities of Affiliate	7,999	—	—	7,999
KB Credit Information	Affiliate	Equity Securities of Affiliate	6,245	—	—	6,245
KB Life Insurance	Affiliate	Equity Securities of Affiliate	35,700	—	—	35,700
KB Investment & Securities Co., Ltd.	Affiliate	Equity Securities of Affiliate	—	47,900	—	47,900
Jooeun Industrial	Affiliate	Equity Securities of Affiliate	9,999	—	—	9,999
KLB Securities	Affiliate	Equity Securities of Affiliate	24,274	—	—	24,274
Kookmin Bank Hong Kong Ltd.	Affiliate	Equity Securities of Affiliate	18,764	1,070	—	19,834
Kookmin Bank International (London) Ltd.	Affiliate	Equity Securities of Affiliate	37,482	2,064	—	39,546

Based on par value

7.4. Related Party Transactions

(Unit: in millions of Won unless indicated otherwise)

Name	Relation with the Bank	Transactions
		Account	Purchase	Disposal	Volume	Gains /Losses
SK Corporation	Related party of Non-executive director, Chan Soo Kang	Equity securities	26,372	16,461	42,833	-1,152

Total			26,372	16,461	42,833	-1,152

8. Other Important Information for Investors

8.1. Progress Relating to Regulatory Filing

1.	On July 13, 2007, we submitted a current report on Form 6-K relating to a second notice of additional tax assessment from the Seoul Regional Tax Office in respect of the periodic tax audit for the years 2002 to 2005. This second assessment was in the amount of KRW 268,791,041,795, and in addition to an earlier assessment in the amount of KRW 173,189,962,460. The amount payable in respect of the second assessment was subsequently reduced by KRW 3,006,280,175, in part due to early payment of the assessed amounts. We paid such reduced amount on August 13, 2007.

2.	On August 6, 2007 and August 13, 2007, we appealed the tax assessments in two separate proceedings, distinguished in part by type of tax. The amount of assessment being appealed is KRW 438,862,802,150.

3.	On September 12, 2007, we disclosed that we were reviewing the establishment of a new securities company and/or the acquisition of an existing securities company in pursuit of a possible entry into the securities business. In connection therewith, on March 11, 2008, we acquired 95.8% of Hannuri Investment & Securities Co., Ltd, which was added as a new affiliate of Kookmin Bank and changed its name to KB Investment & Securities Co., Ltd.

4.	On November 6, 2007, we disclosed that we were reviewing internally a possible entry into Central Asian markets (including Kazakhstan) and South East Asian markets through potential acquisitions as part of our overseas expansion strategy. On March 14, 2008, we entered into an agreement to acquire 29.99% of the outstanding shares of Joint Stock Company Bank CenterCredit (“CenterCredit”). We plan to increase our equity stake in CenterCredit to 50.1% or more within 30 months from the closing date of this acquisition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: May 15, 2008	By:	/s/ Donald H. MacKenzie
(Signature)

	Name:	Donald H. MacKenzie
	Title:	Senior EVP / CFO Executive Director

KOOKMIN BANK

NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

AND INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

Independent Accountants’ Review Report

English Translation of a Report Originally Issued in Korean

To the Shareholders and Board of Directors of

Kookmin Bank:

We have reviewed the accompanying non-consolidated balance sheet of the Bank accounts of Kookmin Bank (the “Bank”) as of March 31, 2008, and the related non-consolidated statements of income, changes in shareholders’ equity and cash flows for the three months ended March 31, 2008 and 2007, all expressed in Korean Won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to issue a report on these financial statements based on our reviews

We conducted our review in accordance with standards for review of interim financial statements in the Republic of Korea. Those standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank’s personnel and analytical procedures applied to financial data, and this provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have previously audited, in accordance with auditing standards generally accepted in the Republic of Korea, the non-consolidated balance sheet of the Bank as of December 31, 2007, and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended (not presented herein) and in our report dated March 3, 2008, we expressed an unqualified opinion on those non-consolidated financial statements. The accompanying non-consolidated balance sheet as of December 31, 2007, which is comparatively presented, does not differ in material respects from such audited non-consolidated balance sheet.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice.

May 2, 2008

Notice to Readers

This report is effective as of May 2, 2008, the accountants’ review report date. Certain subsequent events or circumstances may have occurred between the accountants’ review report date and the time the accountants’ review report is read. Such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the accountants’ review report.

KOOKMIN BANK

NON-CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

	Korean Won
	2008		2007
	(In millions)
ASSETS

Cash and due from banks (Notes 3 and 20)	(Won)	5,891,515	(Won)	6,544,754
Securities (Notes 4 and 20)		35,132,177		30,777,359
Loans (Notes 5, 6, 7 and 20)		179,358,710		171,549,993
Tangible assets (Note 8)		2,257,005		2,298,743
Other assets (Note 7 and 9)		10,439,544		7,695,189

	(Won)	233,078,951	(Won)	218,866,038

LIABILITIES AND SHAREHOLDERS’ EQUITY

LIABILITIES:

Deposits (Notes 10 and 20)	(Won)	148,245,835	(Won)	138,858,691
Borrowings (Notes 11 and 20 )		50,810,063		50,250,481
Other liabilities (Notes 12, 13, 14, 15 and 16)		18,067,383		13,719,105

		217,123,281		202,828,277

SHAREHOLDERS’ EQUITY (Note 17):
Common stock		1,681,896		1,681,896
Capital surplus		6,274,831		6,269,263
Accumulated other comprehensive income		454,210		345,446
Retained earnings		7,544,733		7,741,156

		15,955,670		16,037,761

	(Won)	233,078,951	(Won)	218,866,038

See accompanying notes to non-consolidated financial statements

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	Korean Won
	2008		2007
	(In millions except per share amounts)
OPERATING REVENUE:
Interest income:
Interest on due from banks (Note 21)	(Won)	692	(Won)	4,513
Interest on securities (Note 21)		404,336		321,963
Interest on loans (Note 21)		3,423,629		2,821,622
Other interest income		9,911		8,837

		3,838,568		3,156,935

Gain on valuation and disposal of securities:
Gain on valuation of trading securities		38,438		12,365
Gain on disposal of trading securities		54,363		4,173
Gain on disposal of available-for-sale securities		47,585		666,420
Reversal of impairment loss on available-for-sale securities (Note 4)		3,944		23,650

		144,330		706,608

Gain on disposal of loans		2,203		—

Foreign exchange trading income		147,942		137,191

Commission income		370,618		354,480

Fees and commissions from trust accounts (Note 27)		24,691		21,012

Dividends income		9,957		9,123

Other operating income:
Gain on derivatives trading		1,435,782		527,689
Gain on valuation of derivatives (Note 19)		2,247,375		438,196
Gain on valuation of fair value hedged items (Notes 10, 11 and 19)		35,937		21,908
Other operating income		18,318		22,572

		3,737,412		1,010,365

Total operating revenues		8,275,721		5,395,714

OPERATING EXPENSES:
Interest expenses:
Interest on deposits (Note 21)		1,420,034		928,769
Interest on borrowings (Note 21)		675,922		522,933
Other interest expenses		21,301		15,327

		2,117,257		1,467,029

Loss on valuation and disposal of securities:
Loss on valuation of trading securities		7,850		1,085
Loss on disposal of trading securities		21,531		4,798
Loss on disposal of available-for-sale securities		9,336		5,542
Impairment loss on available-for-sale securities (Note 4)		22,474		20,018

		61,191		31,443

Loss on valuation and disposal of loans:
Provision for possible loan losses (Note 7)		244,793		115,588
Loss on disposal of loans		31		—

		244,824		115,588

Foreign exchange trading losses		121,437		48,654

Commission expenses		154,506		121,596

General and administrative expenses (Note 22)		883,898		856,127

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	Korean Won
	2008		2007
	(In millions except per share amounts)
Other operating expenses:
Provision for acceptances and guarantees losses	(Won)	8,049	(Won)	5,299
Loss on derivatives trading		1,289,741		541,132
Loss on valuation of derivatives (Note 19)		2,230,916		416,164
Loss on valuation of fair value hedged items (Notes 10, 11 and 19)		154,424		40,356
Other operating expenses		170,246		126,705

		3,853,376		1,129,656

Total operating expenses		7,436,489		3,770,093

OPERATING INCOME		839,232		1,625,621

NON-OPERATING REVENUE (Note 23)		61,878		52,249

NON-OPERATING EXPENSES (Note 23)		31,387		31,324

INCOME BEFORE INCOME TAX		869,723		1,646,546

INCOME TAX EXPENSE (Note 24)		238,220		464,055

NET INCOME (Note 26)	(Won)	631,503	(Won)	1,182,491

BASIC NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	1,877	(Won)	3,515

DILUTED NET INCOME PER SHARE (In currency units) (Note 25)	(Won)	1,876	(Won)	3,508

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	Capital stock		Capital surplus		Capital adjustments		Accumulated other comprehensive income		Retained earnings		Total
	(In millions)
January 1, 2007	(Won)	1,681,896	(Won)	6,258,297	(Won)	—	(Won)	899,542	(Won)	6,215,222	(Won)	15,054,957
Cumulative effect for accounting changes		—		10,966		—		(10,966)		—		—

		1,681,896		6,269,263		—		888,576		6,215,222		15,054,957
Dividend										(1,227,784)		(1,227,784)

Retained earnings after appropriations										4,987,438		13,827,173
Net income		—		—		—		—		1,182,491		1,182,491
Valuation of available-for-sale securities		—		—		—		(489,552)		—		(489,552)
Valuation of held-to-maturity securities		—		—		—		(39)		—		(39)
Valuation of securities using the equity method		—		—		—		(459)		(902)		(1,361)
Others		—		—		—		—		81		81

March 31, 2007	(Won)	1,681,896	(Won)	6,269,263	(Won)	—	(Won)	398,526	(Won)	6,169,108	(Won)	14,518,793

January 1, 2008	(Won)	1,681,896	(Won)	6,258,297	(Won)	—	(Won)	356,412	(Won)	7,741,156	(Won)	16,037,761
Cumulative effect for accounting changes		—		16,534		—		(10,966)		(4,784)		784

		1,681,896		6,274,831		—		345,446		7,736,372		16,038,545
Dividend										(824,129)		(824,129)

Retained earnings after appropriations										6,912,243		15,214,416
Net income		—		—		—		—		631,503		631,503
Valuation of available-for-sale securities		—		—		—		97,581		—		97,581
Valuation of held-to-maturity securities		—		—		—		(4)		—		(4)
Valuation of securities using the equity method		—		—		—		11,187		—		11,187
Others		—		—		—		—		987		987

March 31, 2008	(Won)	1,681,896	(Won)	6,274,831	(Won)	—	(Won)	454,210	(Won)	7,544,733	(Won)	15,955,670

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	Korean Won
	2008		2007
	(In millions)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	(Won)	631,503	(Won)	1,182,491

Adjustments to reconcile net income to net cash used in operating activities:
Loss on valuation of trading securities		7,850		1,085
Impairment loss on available-for-sale securities		22,474		20,018
Loss on valuation of securities accounted for using the equity method		1,297		251
Provision for possible loan losses		244,793		115,588
Depreciation and amortization		100,458		87,627
Loss on disposal of tangible assets		177		302
Loss on valuation of derivatives		2,230,916		416,164
Loss on valuation of fair value hedged items		154,424		40,356
Provision for severance benefits		41,580		43,927
Gain on valuation of trading securities		(38,438)		(12,365)
Reversal of impairment loss on available-for-sale securities		(3,944)		(23,650)
Gain on valuation of securities accounted for using the equity method		(16,259)		(22,205)
Gain on disposal of tangible assets		(211)		(163)
Gain on valuation of derivatives		(2,247,375)		(438,196)
Gain on valuation of fair value hedged items		(35,937)		(21,908)
Others, net		184,466		112,923

		646,271		319,754

Changes in assets and liabilities resulting from operations:
Net decrease (increase) in trading securities		102,897		(2,425,970)
Net decrease (increase) in available-for-sale securities		(3,055,916)		601,681
Net decrease (increase) in held-to-maturity securities		(868,753)		530,033
Net increase in loans		(8,065,311)		(2,965,769)
Net increase in accounts receivable		(1,710,361)		(1,614,513)
Net decrease (increase) in accrued income		(37,144)		40,939
Net increase in prepaid expenses		(40,381)		(24,212)
Net decrease (increase) in deferred income tax assets		1,630		(132,541)
Net increase in accounts payable		1,789,270		1,636,384
Net increase in accrued expenses		208,915		164,379
Net increase (decrease) in unearned revenues		(4,006)		2,152
Payment of severance benefits		(10,867)		(8,433)
Net increase in severance insurance deposits		(1,148)		(1,416)
Others, net		1,740,291		268,610

		(9,950,884)		(3,928,676)

Net cash used in operating activities		(8,673,110)		(2,426,431)

(Continued)

KOOKMIN BANK

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

	Korean Won
	2008		2007
	(In millions)
CASH FLOWS FROM INVESTING ACTIVITIES:
Net decrease in restricted due from banks	(Won)	888,061	(Won)	6,058
Net decrease (increase) in securities accounted for using the equity method		(245,808)		15,663
Disposal of tangible assets		1,970		2,916
Purchase of tangible assets		(31,991)		(115,542)
Purchase of intangible assets		(5,921)		(7,489)
Net increase in guarantee deposits paid		(19,187)		(18,170)
Net decrease (increase) in domestic exchange settlement debits		(2,032)		384,166

Net cash provided by investing activities		585,092		267,602

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in deposits		9,385,944		(852,554)
Net increase in borrowings		170,970		3,883,108
Net decrease in other liabilities		(409,945)		(302,921)
Dividend		(824,129)		(1,227,784)

Net cash provided by financing activities		8,322,840		1,499,849

NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS		234,822		(658,980)

CASH AND DUE FROM BANKS, BEGINNING OF PERIOD		2,533,763		3,287,819

CASH AND DUE FROM BANKS, END OF PERIOD (Note 31)	(Won)	2,768,585	(Won)	2,628,839

See accompanying notes to non-consolidated financial statements.

KOOKMIN BANK

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007

1.	GENERAL:

Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998 and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including loans classified as normal or precautionary, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003.

The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. In addition, the Bank listed its American Depository Shares (“ADS”) on the New York Stock Exchange (“NYSE”) as of November 1, 2001 following the consolidation with H&CB. H&CB listed its ADS on the NYSE as of October 3, 2000 prior to the business combination. As of March 31, 2008, the Bank’s paid-in capital is (Won)1,681,896 million.

The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Trust Business Act, and Specialized Credit Financial Business Act, respectively. The Bank operates through 1,207 domestic branches and offices (excluding 267 automated teller machine stations) and four overseas branches (excluding two subsidiaries and three offices) as of March 31, 2008.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Non-consolidated Financial Statement Presentation

The Bank maintains its official accounting records in Korean Won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the accounting principles and banking accounting standards generally accepted in the Republic of Korea. Certain accounting principles and banking accounting standards applied by the Bank that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles and banking accounting practices in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language financial statements. Certain information included in the Korean language financial statements, but not required for a fair presentation of the Bank’s financial position, results of operations or cash flows, is not presented in the accompanying financial statements.

The significant accounting policies followed by the Bank in preparing the accompanying non-consolidated financial statements are summarized below.

Interest Income Recognition

The Bank applies the accrual basis in recognizing interest income related to deposits, loans and securities, except for non-secured uncollectible receivables. Interest on loans, whose principal or interest is past due at the balance sheet date, is generally not accrued, with the exception of interest on certain loans secured by guarantee of governments or government agencies, or collateralized by bank deposits. When a loan is placed on non-accrual status, previously accrued interest is generally reversed and deducted from current interest income; and future interest income is recognized on the cash basis in accordance with the banking industry accounting standards. As of March 31, 2008 and December 31, 2007, the principal amount of loans and securities of which the accrued interest income was not recorded in the accompanying financial statements based on the above criteria amounted to (Won)5,664,786 million and (Won)4,917,003 million, respectively, and the related accrued interest income not recognized amounted to (Won)646,269 million and (Won)602,835 million, respectively.

Classification of Securities

At acquisition, the Bank classifies securities into one of the following categories: trading, available-for-sale, held-to-maturity and securities accounted for using the equity method, depending on marketability, purpose of acquisition and ability to hold. Debt and equity securities that are bought and held for the purpose of selling them in the near term and actively traded are classified as trading securities. Debt securities with fixed and determinable payments and fixed maturity that the Bank has the positive intent and ability to hold to maturity are classified as held-to-maturity securities. Securities that should be accounted for under the equity method are classified as securities accounted for using the equity method. Debt and equity securities not classified as above are categorized as available-for-sale securities.

If the objective and ability to hold securities of the Bank change, available-for-sale securities can be reclassified to held-to-maturity securities and held-to-maturity securities can be reclassified to available-for-sale securities. Whereas, if the Bank sells held-to-maturity securities or exercises early redemption right of securities to issuer in the current year or the proceeding two years, and if it reclassifies held-to-maturity securities to available-for-sale securities, all debt securities that are owned or purchased cannot be classified as held-to-maturity securities. On the other hand, trading securities cannot be recategorized to available-for-sale securities or held-to-maturity securities and vice versa. Nevertheless, trading securities are reclassified to available-for-sale securities only when the trading securities lose their marketability.

Valuation of Securities

(1)	Valuation of Trading Securities

Trading equity and debt securities are initially recognized at acquisition cost plus incidental expenses determined by the individual moving average method (the specified identification method for debt securities). When the face value of trading debt securities differs from their acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. After initial recognition, if the fair value of trading securities differs from the book value, trading securities are stated at fair value and the resulting valuation gain or loss is included in current operations.

(2)	Valuation of Available-for-sale Securities

Available-for-sale securities are initially recognized at acquisition cost plus incidental expenses, determined by the individual moving average method (the specified identification method for debt securities). The effective interest method is applied to amortize the difference between the face value and the acquisition cost over the remaining term of the debt security. After initial recognition, available-for-sale securities are stated at fair value, with the net unrealized gain or loss presented as gain or loss on valuation of available-for-sale securities in accumulated other comprehensive income. Accumulated other comprehensive income of securities are charged to current operations in a lump sum at the time of disposal or impairment recognition. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

If the fair value of equity securities (net asset fair value in case of non-marketable equity securities stated at acquisition cost) is below the acquisition cost and the pervasive evidence of impairment exists, the carrying value is adjusted to fair value and the resulting valuation loss is charged to current operations. If the collectible value of debt securities is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations. With respect to impaired securities, any unrealized valuation gain or loss of securities previously included in the accumulated other comprehensive income is reversed.

(3)	Valuation of Held-to-maturity Securities

Held-to-maturity securities are stated at acquisition cost plus incidental expenses, determined by the specific identification method. When the face value of held-to-maturity securities differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the securities. If collectible value is below the amortized cost and the pervasive evidence of impairment exists, the carrying value is adjusted to collectible value and the resulting valuation loss is charged to current operations.

(4)	Valuation of Securities Accounted for using the Equity Method

Equity securities held for investment in companies in which the Bank is able to exercise significant influence over the investees (in accordance with the Banking Act, if the Bank holds more than 15 percent of the total issued shares, the Bank is considered being able to exercise significant influence) are accounted for using the equity method. The Bank’s share in net income or net loss of investees is included in current operations. Changes in the retained earnings of investee are reflected in the retained earnings. Changes in the capital surplus, capital adjustments or accumulated other comprehensive income of investee are reflected as gain or loss on valuation of securities accounted for using the equity method in accumulated other comprehensive income.

When the book value of equity securities accounted for using the equity method is less than zero due to the cumulative losses of the investees, the Bank discontinues applying the equity method and does not provide for additional losses. If the investee subsequently reports net income, the Bank resumes applying the equity method only after its share of that net income equals the share of net losses not recognized during the period that the equity method was suspended.

In addition, the Bank applies the equity method making current earnings and net assets reported in the non-consolidated financial statements of the Bank coincide with its share of current earnings and net assets of an associate included in the consolidated financial statements. However the Bank ceases to apply the equity method when the balance of the investment in the associate has become zero.

(5)	Reversal of Impairment Loss on Available-for-sale Securities and Held-to-maturity Securities

If the reasons for impairment losses on available-for-sale securities no longer exist, the recovery is recorded in current operations under non-operating income up to amount of the previously recognized impairment loss as reversal of impairment loss on available-for-sale securities and any excess is included in accumulated other comprehensive income as gain on valuation of available-for-sale securities. However, if the increases in the fair value of the impaired securities are not regarded as the recovery of the impairment, the increases in the fair value are recorded as gain on valuation of available-for-sale securities in accumulated other comprehensive income. For non-marketable equity securities, which were impaired based on the net asset fair value, the recovery is recorded up to their acquisition cost.

For held-to-maturity securities, the recovery is recorded in current operations under non-operating income within the amount of amortized cost that would have been recorded according to the original schedule if the impairment losses had not been recognized as reversal of impairment loss on held-to-maturity securities.

(6)	Reclassification of Securities

When held-to-maturity securities are reclassified to available-for-sale securities, those securities are accounted for at fair value on the reclassification date and the difference between the fair value and book value is reported in accumulated other comprehensive income as gain or loss on valuation of available-for-sale securities. When available-for-sale securities are reclassified to held-to-maturity securities, gain or loss on valuation of available-for-sale securities, which had been recorded until the reclassification date, continue to be included in accumulated other comprehensive income and be amortized using the effective interest rate method and the amortized amount is charged to interest income until maturity. The difference between the fair value at the reclassification date and face value of the reclassified securities to held-to-maturity securities is amortized using effective interest rate method and the amortized amount is charged to interest income. In addition, when certain trading securities lose their marketability, such securities are reclassified as available-for-sale securities at fair market value as of reclassification date.

Transfer of Securities

When the realization, expiration or sale of the right to obtain the economic benefits arises and the control of securities is lost from the sale of the securities, the unrealized valuation gain or loss of securities included in the accumulated other comprehensive income is added to or deducted from the gain or loss on disposal of securities. The gain or loss is the difference between the net proceeds receivable or received and its carrying value. When securities are transferred without losing control of the securities, the transaction is recorded as secured borrowing transaction.

Allowance for Possible Losses on Credits

The Supervisory Regulation of Banking Business (the “Supervisory Regulation”) legislated by the Financial Supervisory Commission (FSC) requires the Bank to classify all credits into five categories as normal, precautionary, substandard, doubtful, or estimated loss based on borrowers’ repayment capability and historical financial transaction records. The Supervisory Regulation also requires the Bank to provide the minimum rate of loss provision for each category balance using the prescribed minimum percentages as described below.

As required by the Supervisory Regulation, the Bank classifies corporate credits (loans, confirmed acceptances and guarantees) based on borrowers’ capability to repay in consideration of borrowers’ business operation, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria). However, credits to small companies and to households are classified not by evaluating the debt repayment capability of a borrower or customer but by past due period and status of bankruptcy proceedings. The Bank generally classifies all credits to a single borrower in the same category of classification but credits guaranteed or collateralized by bank deposits, real estate or other assets may be classified differently based on the guarantor’s capability to service such guarantee or based on the value of collateral securing such credits.

Based on the Bank’s corporate credit evaluation model, credits to a borrower are classified into 17 grades from AAA to D (AAA, AA+, AA, A, BBB+, BBB, BBB–, BB+, BB, BB–, B+, B, B–, CCC, CC, C and D). Credits of grades of AAA to B are classified as normal, credits of grade B– to CCC as precautionary, credits of grade CC as substandard, credits of grade C as doubtful and credits of grade D as estimated loss. Credits are finally classified reflecting past due period and bankruptcy considerations. An allowance is then calculated on the category balances using the prescribed percentages of 0.85 (0.9 percent for loans to economy-sensitive industries) ~ 6.9 percent for normal, 7.0 ~ 19.9 percent for precautionary, 20 ~ 49.9 percent for substandard, 50 ~ 99.9 percent for doubtful and 100 percent for estimated loss. However, the Bank does not provide allowances for call loans, bonds bought under resale agreements and inter-bank loans that are classified as normal, as it is not required by the Accounting Standards for the Banking Industry.

In addition, as required by the Supervisory Regulation, based on the classification of household loans and credit card receivables by past due period and status of bankruptcy proceedings, allowance for household loans and credit card receivables are calculated on the category balances using the prescribed percentages of 1.0 ~ 9.9 percent and 1.5 ~ 14.9 percent for normal, 10 ~19.9 percent and 15 ~ 19.9 percent for precautionary, 20 ~ 54.9 and 20 ~ 59.9 percent for substandard, 55 ~ 99.9 percent and 60 ~ 99.9 percent for doubtful, and 100 percent for estimated loss.

Pursuant to the Supervisory Regulation of Banking Business, the Bank provides allowance for possible losses on confirmed acceptances and guarantees, unconfirmed acceptances and guarantees, and notes endorsed based on the credit classification, minimum rate of loss provision prescribed by the Financial Supervisory Service and the cash conversion factor. In addition, the Bank provides other allowances for the unused credit limit of credit card and unused credit line of consumer and corporate loans based on the cash conversion factor and minimum rate of loss provision prescribed by the Financial Supervisory Service.

In addition, when an allowance for possible loan losses required by the Supervisory Regulation is less than the amount calculated based on the historical loss rate, which is estimated through objective and reasonable method in accordance with the accounting principle in the Republic of Korea, historical loss rate is reflected in the provision for possible loan losses.

The method and data used for determining the allowances for loan losses based on historical loss rate by the Bank’s lending portfolios are determined as follows:

Lending portfolios	Methodology	Period of historical loss rate	Period of recovery ratio
Impaired corporate loans	DCF & Migration	N/A	N/A
Non-impaired corporate loans	Migration analysis	1 year	5 years
Consumer loans	Migration analysis	1 year	5 years
Credit card loans	Roll-rate analysis	1 year	5 years

Based on the loan portfolios’ nature, lending period, recovery period and other economic factors, the Bank determines the appropriate data period to be used in assessing its historical loss rate and recovery ratio.

Restructuring of Loans

The equity interest in the debtors, net of real estates and/or other assets received as full or partial satisfaction of the Bank’s loans, collected through reorganization proceedings, court mediation or debt restructuring agreements of parties concerned, is recorded at fair value at the time of the restructuring. In cases where the fair value of the assets received are less than the book value of the loan (book value before allowances), the Bank offsets first the book value against allowances for loan losses and then recognizes provisions for loan losses. Impairment losses for loans that were restructured in a troubled debt restructuring involving a modification of terms are computed by the difference between the present value of future cash flows under debt restructuring agreements discounted at effective interest rates at the time when loans are originated and the book value before allowances for loan losses. If the amount of allowances already established is less than the impairment losses, the Bank establishes additional allowances for the difference. Otherwise, the Bank reverses the allowances for loan losses.

Deferred Loan Origination Fees and Costs

The Bank defers loan origination fees associated with originating loans and loan origination costs that have future economic benefits. Loan balances are reported net of these loan origination fees and costs. The deferred loan origination fees and costs are amortized using the effective interest method with the amortization recognized as adjustments to other interest income.

Valuation of Receivables and Payables at Present Value

Receivables and payables incurred through long-term installment transactions, long-term borrowing and lending transactions, and other similar transactions are stated at the present value of expected future cash flows, and the gain or loss on valuation of related receivables and payables is reflected in current operations, unless the difference between nominal value and present value is immaterial. Present value discount or premium is amortized using the effective interest rate method and credited or charged to interest income or interest expense.

Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Bank purchases or sells securities under such agreements.

Tangible Assets and Related Depreciation

Tangible assets are recorded at cost or production cost including incidental expenses. Routine maintenance and repairs are expensed as incurred. Expenditures that result in the enhancement of the value or the extension of the useful lives of the facilities involved are capitalized as additions to tangible assets.

Depreciation is computed by using the declining-balance method (straight-line method for building and structures) based on the estimated useful lives of the assets as follows:

Tangible assets	Depreciation method	Estimated useful life
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining balance	4-5 years
Equipment and vehicles	Declining balance	4-5 years

Intangible Assets and Related Amortization

Intangible assets included in other assets are recorded at the production costs or purchase costs plus incidental expenses less accumulated amortization. Intangible assets are amortized using the straight-line method over the estimated economic useful lives of the related assets or the activity method as follows:

Intangible assets	Depreciation method	Estimated useful life
Goodwill	Straight-line	9 years
Trademarks	Straight-line	5-20 years
Others	Straight-line	3-30 years

The Bank recorded goodwill as a result of the merger with H&CB, as the cost of the merger exceeded the fair value of the net assets acquired. Expenditures incurred in conjunction with the development of new products or technology and others, in which the elements of costs can be individually identified and future economic benefits are probably exerted, are capitalized as development costs. The Bank estimates the useful lives of endowment assets that are beneficial upon usage based on the term of the contract and are classified under other intangible assets.

Valuation Allowance for Non-Business Use Property

Non-business use property included in other assets is recorded when the Bank acquires collateral by foreclosure on the mortgage for loans. If the latest auction price is lower than book value, the difference is provided as a valuation allowance and the valuation loss is charged to current operations. In addition, the difference between the selling price and book value is recorded as a disposition gain or loss.

Recognition of Impairment of Assets

When the book value of assets (other than securities and assets valued at present value) exceeds the collective value of the assets due to obsolescence, physical damage or a sharp decrease in market value and the difference is material, the book value are adjusted to collective value in the balance sheet and the resulting impairment loss is charged to current operations. If the collective value of the assets increases in subsequent years, the increase in value is credited to operations as gain until the collective value equals the book value of assets that would have been determined had no impairment loss been recognized. The Bank assessed the collective value based on expected selling price or appraisal value.

Amortization of Discounts (Premiums) on Debentures

Discounts or premiums on debentures issued are amortized over the period from issuance to maturity using the effective interest rate method. Amortization of discounts or premiums is recognized as interest expense on the debentures.

Contingent Liabilities

A possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Bank is recognized as contingent liabilities when it is probable that an outflow of resources embodying economic benefits required and the amount of the obligation can be measured with sufficient reliability. Where the effect of the time value of money is material, the amount of the liabilities is the present value of the expenditures expected to be required to settle the obligation. In addition, as some or all expenditures required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as separate assets in the balance sheet and related income may be offset against expense in the income statement.

Accrued Severance Benefits

Employees and directors and temporary employees with at least one year of service as of March 31, 2008 are entitled to receive a lump-sum payment upon termination of their employment with the Bank, based on their length of service and rate of pay at the time of termination. The accrued severance benefits that would be payable assuming all eligible employees and directors were to resign are included in other liabilities.

The Bank has purchased severance benefits insurance, which meets the funding requirement for tax purposes, and made deposits with Kyobo Life Insurance Co., Ltd and others. Withdrawal of these deposits is restricted to the payment of severance benefits. These are presented as a deduction from the accrued severance benefits.

Accounting for Derivative Instruments

The Bank accounts for derivative instruments pursuant to the Interpretations on Financial Accounting Standards 53-70 on accounting for derivative instruments. Derivative instruments are classified as used for trading activities or for hedging activities according to their transaction purpose. All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations.

The accounting for derivative transactions that are part of a qualified hedge based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as accumulated other comprehensive income and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as accumulated other comprehensive income is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in accumulated other comprehensive income is added to or deducted from the asset or the liability.

Accounting for Share-based Payment

The terms of the arrangement for share-based payment transactions provide the Bank with a choice of whether the transaction is settled in cash or by issuing equity instruments. In accordance with the resolution of the Board of Directors on August 23, 2005 to settle the transaction in cash, the compensation cost is recorded in other liabilities (accrued expense). The compensation cost of stock options granted before and after the effective date of the Statements of Korea Accounting Standards No. 22 (Share-based Payment) was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35 “Accounting for Stock Options,” and the fair value method, respectively.

National Housing Fund

The Bank, as designated by the Korean government under the Housing Law (former Housing Construction Promotion Law), manages the sources and uses of funds of the National Housing Fund (the “NHF”) and records the related NHF account in other liabilities. In addition, the Bank pays interest to the NHF, which is computed by multiplying the average balance of the NHF account by the passbook deposit interest rate. With the termination of the NHF designation as of March 31, 2008, the Bank is not expected to manage the new operations related to the NHF except for the operations for the existing funds.

Accounting for Trust Accounts

The Bank separately maintains the books of accounts and financial statements in connection with the trust operations (the trust accounts) from those of the bank accounts in accordance with the Trust Business Act. When surplus funds are generated through the management of trust assets, such funds are deposited with the Bank and are recorded as due to trust accounts of the bank accounts. Also, the borrowings from the bank account are recorded as due from trust accounts of the bank accounts. The Bank receives fees for operation and management of the trust business and accounts for them as fees and commissions from trust accounts.

With respect to certain trust account products, the Bank guarantees the repayment of the principal of the trust accounts and, in certain cases, a fixed rate of return. If income from such trust accounts is insufficient to pay the guaranteed amount, such a deficiency is satisfied by using special reserves maintained in the trust accounts, offsetting trust fee payable to the bank accounts and receiving compensation contributions from the bank accounts of the Bank. If the Bank pays compensating contributions to the guaranteed return trusts to cover such deficiencies, these contributions are reflected as operating expense of the bank accounts and as other income of the trust accounts.

Income Tax Expense

Income tax expense is the amount currently payable for the period added to or deducted from the changes in deferred income taxes. However, deferred income tax assets are recognized only if the future tax benefits from accumulated temporary differences and any tax loss carryforwards are realizable. The difference between the amount currently payable for the period and income tax expense is accounted for as deferred income tax assets or liabilities, which will be charged or credited to income tax expense in the period the related temporary difference reverses in the future. Deferred income tax assets or liabilities are calculated based on the expected tax rate to be applied at the reversal period of the related assets or liabilities. Tax payable and deferred income tax assets or liabilities regarding to certain items are charged or credited directly to related components of shareholders’ equity.

Accounting for Foreign Currency Transactions and Translation

The Bank maintains its accounts in Korean Won. Transactions in foreign currencies are recorded in Korean Won based on the basic rate of exchange on the transaction date. The Korean Won equivalent of assets and liabilities denominated in foreign currencies are translated in these financial statements based on the basic rate ((Won)991.70 and (Won)938.20 to US$ 1.00 at March 31, 2008 and December 31, 2007, respectively) announced by Seoul Money Brokerage Service, Ltd. or cross rates for other currencies other than U.S. Dollars at the balance sheet dates. Translation gains and losses are credited or charged to operations. Financial statements of overseas branches are translated based on the basic rate at balance sheet dates.

Discontinued Operation

A discontinued operation refers to a component of the Bank that is capable of being distinguished operationally for financial reporting purposes and is capable of being identified as a major line of business or geographical area of operations, and that the Bank, pursuant to a single plan of discontinuance, substantially disposes in its entirety, such as by selling it in a single transaction; sells off its assets and settles its liabilities individually or in small groups; or terminates it through abandonment. The income (loss) from continuing operation and discontinued operation was not distinguished and separately presented as there was no discontinued operation in the prior year and current period.

Application of the Statement of Korea Accounting Standards

The Korea Accounting Standard Board (KASB) under the Korea Accounting Institute (KAI) issued the Statements of Korea Accounting Standards (SKAS) for achieving a set of Korean accounting standards that should be internationally acceptable and comparable based on SKAS Act 92. The Bank adopted SKAS No.1 (Accounting Changes and Error Corrections) through SKAS No. 25 (Consolidated Financial Statements) (excluding SKAS No. 14) as of or before December 31, 2007

In addition, according to the amended SKAS No. 15 (Investments in Associates), the Bank applied the equity method making current earnings and net assets reported in the non-consolidated financial statements of the Bank coincide with its share of current earnings and net assets of an associate included in the consolidated financial statements. However the Bank ceases to apply the equity method when the balance of the investment in the associate has become zero. The financial statements for the prior period were restated for comparative purposes due to the application of SKAS No.15 (revision).

3.	CASH AND DUE FROM BANKS:

(1)	Cash and due from banks as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Cash and checks	(Won)	2,414,543	(Won)	2,287,607
Foreign currencies		221,907		189,463
Due from banks		3,255,065		4,067,684

	(Won)	5,891,515	(Won)	6,544,754

(2)	Due from banks as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

Financial institution	Interest (%)	2008		2007
Due from banks in Won:
BOK	—	(Won)	2,995,313	(Won)	3,897,542
Shinhan Bank and others	0.00 ~ 0.10		3,718		3,693
Good Morning Shinhan Securities Co., Ltd and others	0.00 ~ 2.00		2,701		3,920

			3,001,732		3,905,155

Due from banks in foreign currencies:
BOK	—		89,269		88,361
Wachovia Bank, N.A and others	0.00 ~ 6.08		164,064		74,168

			253,333		162,529

		(Won)	3,255,065	(Won)	4,067,684

(3)	Restricted due from banks as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

Financial institution	2008		2007		Reason for restriction
Due from banks in Won:
BOK	(Won)	2,995,313	(Won)	3,897,542	BOK Act
Woori Bank		214		214	Escrow account
Good Morning Shinhan Securities Co., Ltd and others		1,528		2,804	Derivatives margin accounts/others
Korea Exchange		250		250	Market entry due
Due from banks in foreign currencies:
BOK		89,269		88,361	BOK Act
ING and others		26,280		14,501	Derivatives margin accounts/others
ICBC NANFANG SUB-BR and others		10,076		7,319	China’s New Foreign Bank Regulations

	(Won)	3,122,930	(Won)	4,010,991

(4)	Due from banks by financial institution as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

Financial institution	2008		2007
Due from banks in Won:
BOK	(Won)	2,995,313	(Won)	3,897,542
Banks		3,718		3,693
Others		2,701		3,920

		3,001,732		3,905,155

Due from banks in foreign currencies:
BOK		89,269		88,361
Banks		161,731		72,556
Others		2,333		1,612

		253,333		162,529

	(Won)	3,255,065	(Won)	4,067,684

(5)	Term structure of due from banks as of March 31, 2008 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	3,001,631	(Won)	—	(Won)	101	(Won)	—	(Won)	—	(Won)	3,001,732
Due from banks in foreign currencies		245,590		7,743		—		—		—		253,333

	(Won)	3,247,221	(Won)	7,743	(Won)	101	(Won)	—	(Won)	—	(Won)	3,255,065

Term structure of due from banks as of December 31, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Due from banks in Won	(Won)	3,905,054	(Won)	—	(Won)	101	(Won)	—	(Won)	—	(Won)	3,905,155
Due from banks in foreign currencies		162,529		—		—		—		—		162,529

	(Won)	4,067,583	(Won)	—	(Won)	101	(Won)	—	(Won)	—	(Won)	4,067,684

4.	SECURITIES:

(1)	Securities as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Trading securities	(Won)	4,943,494	(Won)	5,013,286
Available-for-sale securities		17,121,480		13,870,764
Held-to-maturity securities		11,920,905		11,042,998
Securities accounted for using the equity method		1,146,298		850,311

	(Won)	35,132,177	(Won)	30,777,359

(2)	The valuation of securities excluding securities accounted for using the equity method as of March 31, 2008 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Trading securities:
Equity securities	(Won)	—	(Won)	124,686	(Won)	—	(Won)	122,627
Beneficiary certificates		218,891		218,252		—		219,537
Government and public bonds		584,087		573,574		573,816		578,707
Finance bonds		3,778,522		3,770,548		3,752,806		3,778,384
Corporate bonds		242,703		241,505		240,880		242,775
Asset-backed securities		1,465		1,451		1,463		1,464

	(Won)	4,825,668	(Won)	4,930,016	(Won)	4,568,965	(Won)	4,943,494

Available-for-sale securities:
Equity securities	(Won)	—	(Won)	1,138,993	(Won)	—	(Won)	1,130,099
Equity investments		—		24,159		—		24,153
Beneficiary certificates		1,201,361		1,201,186		—		1,210,432
Government and public bond		4,787,512		4,696,352		4,717,158		4,705,616
Finance bonds		7,390,858		7,360,768		7,368,713		7,345,565
Corporate bonds		2,242,221		2,193,405		2,175,001		2,169,918
Asset-backed securities		879,360		839,195		452,480		494,981
Other debt securities		40,416		31,536		—		40,716

	(Won)	16,541,728	(Won)	17,485,594	(Won)	14,713,352	(Won)	17,121,480

Held-to-maturity securities:
Government and public bonds	(Won)	6,722,362	(Won)	6,541,512	(Won)	6,586,507	(Won)	6,586,507
Finance bonds		1,959,751		1,959,098		1,959,205		1,959,205
Corporate bonds		3,109,985		3,106,753		3,099,203		3,099,203
Asset-backed securities		276,000		275,987		275,990		275,990

	(Won)	12,068,098	(Won)	11,883,350	(Won)	11,920,905	(Won)	11,920,905

(*)	The book value before valuation has been recognized for equity securities classified as available-for-sale.

The valuation of securities excluding securities accounted for using the equity method as of December 31, 2007 consisted of (Unit: In millions):

Classification	Face value		Acquisition cost (*)		Adjusted by effective interest rate method		Book value
Trading securities:
Equity securities	(Won)	—	(Won)	58,771	(Won)	—	(Won)	58,224
Beneficiary certificates		192,563		199,332		—		200,355
Government and public bonds		882,707		861,787		864,265		858,293
Finance bonds		3,686,754		3,673,300		3,677,731		3,638,082
Corporate bonds		260,565		259,674		259,222		257,193
Asset-backed securities		1,146		1,133		1,141		1,139

	(Won)	5,023,735	(Won)	5,053,997	(Won)	4,802,359	(Won)	5,013,286

Available-for-sale securities:
Equity securities	(Won)	—	(Won)	955,361	(Won)	—	(Won)	1,165,443
Equity investments		—		24,159		—		24,153
Beneficiary certificates		101,361		101,268		—		102,673
Government and public bonds		3,894,299		3,815,903		3,830,706		3,755,700
Finance bonds		7,367,361		7,346,992		7,351,026		7,259,328
Corporate bonds		1,235,413		1,195,948		1,177,706		1,167,059
Asset-backed securities		728,260		688,102		320,392		363,127
Other debt securities		33,379		24,239		—		33,281

	(Won)	13,360,073	(Won)	14,151,972	(Won)	12,679,830	(Won)	13,870,764

Held-to-maturity securities:
Government and public bonds	(Won)	6,747,919	(Won)	6,575,112	(Won)	6,611,911	(Won)	6,611,911
Finance bonds		1,758,146		1,756,205		1,756,315		1,756,315
Corporate bonds		2,409,986		2,410,960		2,403,786		2,403,786
Asset-backed securities		271,000		270,943		270,986		270,986

	(Won)	11,187,051	(Won)	11,013,220	(Won)	11,042,998	(Won)	11,042,998

(*)	The book value before valuation has been recognized for equity securities classified as available-for-sale.

The fair values of trading and available-for sale debt securities in Won were assessed by applying the average of base prices as of balance sheet dates, provided by the bond pricing service institutions.

The fair value of the available-for-sale non-marketable equity securities such as Korea Housing Guarantee Co., Ltd. and 22 others, and the restricted available-for-sale marketable equity securities such as Hyundai Engineering and Construction Co. and 1 other were reliably measured by an independent appraisal institute using reasonable judgment. The fair value was determined based on more than one valuation models such as Discounted Cash Flow (DCF) Model, Imputed Market Value (IMV) Model, Discounted Free Cash Flow to Equity (FCFE) Model, Dividend Discount (DD) Model and Risk Adjusted Discounted Cash Flow (RADCF) Model depending on the equity securities.

(3)	Available-for-sale securities, which were not valuated at fair value as of March 31, 2008 and December 31, 2007, were as follows (Unit: In millions):

Company	2008		2007
Bad Bank Harmony (preferred stock)	(Won)	23,774	(Won)	33,896
Non-performing Asset Management Fund		23,650		23,650
Korea Asset Management Corp.		15,667		15,667
Samsung Life Insurance Co., Ltd.		7,479		7,479
Korea Highway Corp.		6,248		6,248
CLS		1,042		871
Tianjin Samsung Opto Electronics		969		916
CMB Hangang Cable TV.		835		835
Smart City		825		554
Chase Securities Int’l(London)		798		755
Others		5,780		6,105

	(Won)	87,067	(Won)	96,976

(4)	The impairment loss and the reversal of impairment loss on available-for-sale securities for the three months ended March 31, 2008 and 2007 were as follows (Unit: In millions):

	2008				2007
	Impairment		Reversal		Impairment		Reversal
Equity securities	(Won)	120	(Won)	611	(Won)	3,367	(Won)	—
Equity investments		—		—		1		23,650
Corporate bonds		—		—		—		—
Asset-backed securities		22,354		3,333		16,650		—

	(Won)	22,474	(Won)	3,944	(Won)	20,018	(Won)	23,650

(5)	Structured notes relating to stock and interest rate and credit risk as of March 31, 2008 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock:
Convertible bonds	(Won)	—	(Won)	471	(Won)	471

Structured notes relating to interest rate:
Long-term government bond floating rates notes (“FRN”)		110,048		—		110,048
Others		60,000		—		60,000

		170,048		—		170,048

Structured notes relating to credit:
Synthetic CDO		—		16,708		16,708

Bonds with call option		16,000		—		16,000

	(Won)	186,048	(Won)	17,179	(Won)	203,227

Structured notes relating to stock, interest rate and credit risk as of December 31, 2007 were as follows (Unit: In millions):

	Won		Foreign currencies		Total
Structured notes relating to stock:
Convertible bonds	(Won)	—	(Won)	468	(Won)	468

Structured notes relating to interest rate:
Long-term government bond FRN		145,015		—		145,015
Others		110,035		—		110,035

		255,050		—		255,050

Structured notes relating to credit:
Synthetic CDO		—		17,412		17,412

Bonds with call option		16,000		—		16,000

	(Won)	271,050	(Won)	17,880	(Won)	288,930

(6)	Private beneficiary certificates included in beneficiary certificates of available-for-sale securities as of March 31, 2008 and December 31, 2007 were composed of (Unit: In millions):

	2008		2007
Stocks	(Won)	39,084	(Won)	43,474
Government and public bonds		50,967		1,955
Finance bonds		638,285		77,085
Corporate bonds		73,197		1,065
Asset-backed securities		4,617		—
Call loans		74,185		6,076
Others		410,142		22,629

Assets		1,290,477		152,284
Liabilities		30,187		138

	(Won)	1,260,290	(Won)	152,146

(7)	The portfolio of securities excluding securities accounted for using the equity method, by industry, as of March 31, 2008 and December 31, 2007 was as follows (Unit: In millions):

	2008			2007
By industry type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Government and government-invested public companies	(Won)	726,658	14.70	(Won)	1,089,568	21.73
Financial institutions		4,100,962	82.96		3,874,691	77.29
Others		115,874	2.34		49,027	0.98

	(Won)	4,943,494	100.00	(Won)	5,013,286	100.00

Available-for-sale securities:
Government and government-invested public companies	(Won)	5,926,167	34.61	(Won)	4,227,736	30.48
Financial institutions		9,850,536	57.53		8,420,589	60.71
Others		1,344,777	7.86		1,222,439	8.81

	(Won)	17,121,480	100.00	(Won)	13,870,764	100.00

Held-to-maturity securities:
Government and government-invested public companies	(Won)	9,376,645	78.66	(Won)	8,715,996	78.93
Financial institutions		2,465,195	20.68		2,257,301	20.44
Others		79,065	0.66		69,701	0.63

	(Won)	11,920,905	100.00	(Won)	11,042,998	100.00

(8)	The portfolio of securities excluding securities accounted for using the equity method, by security type, as of March 31, 2008 and December 31, 2007 was as follows (Unit: In millions):

	2008			2007
By security type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Stocks	(Won)	122,627	2.48	(Won)	58,224	1.16
Fixed rate bonds		4,591,326	92.88		4,719,666	94.14
Floating rate bonds		10,004	0.20		35,041	0.70
Beneficiary certificates		219,537	4.44		200,355	4.00

	(Won)	4,943,494	100.00	(Won)	5,013,286	100.00

Available-for-sale securities:
Stocks	(Won)	1,130,099	6.60	(Won)	1,165,443	8.40
Fixed rate bonds		13,591,871	79.39		11,478,627	82.75
Floating rate bonds		681,512	3.98		602,988	4.35
Subordinated bonds		442,226	2.58		463,131	3.34
Convertible bonds		471	0.00		468	0.00
Beneficiary certificates		1,210,432	7.07		102,673	0.74
Others		64,869	0.38		57,434	0.42

	(Won)	17,121,480	100.00	(Won)	13,870,764	100.00

Held-to-maturity securities:
Fixed rate bonds	(Won)	11,831,221	99.25	(Won)	10,954,917	99.20
Floating rate bonds		89,684	0.75		88,081	0.80

	(Won)	11,920,905	100.00	(Won)	11,042,998	100.00

(9)	The portfolio of securities excluding securities accounted for using the equity method, by country, as of March 31, 2008 and December 31, 2007 was as follows (Unit: In millions):

	2008			2007
By country type	Amount		Percentage (%)	Amount		Percentage (%)
Trading securities:
Korea	(Won)	4,943,494	100.00	(Won)	5,013,286	100.00

Available-for-sale securities:
Korea	(Won)	16,919,145	98.83	(Won)	13,666,140	98.52
USA		90,521	0.53		96,463	0.70
India		27,779	0.16		26,842	0.20
England		23,041	0.13		22,022	0.16
Kazakhstan		18,914	0.11		17,631	0.13
Russia		18,454	0.11		17,004	0.12
Japan		8,607	0.05		8,802	0.06
Ireland		6,791	0.04		8,030	0.06
Bangladesh		4,172	0.02		4,079	0.03
China		2,020	0.01		1,912	0.01
Others		2,036	0.01		1,839	0.01

	(Won)	17,121,480	100.00	(Won)	13,870,764	100.00

Held-to-maturity securities:
Korea	(Won)	11,891,221	99.75	(Won)	11,014,917	99.75
USA		29,684	0.25		28,081	0.25

	(Won)	11,920,905	100.00	(Won)	11,042,998	100.00

(10)	Term structure of securities except for stocks and equity investments in available-for-sale and held-to-maturity securities as of March 31, 2008 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	6,115,196	(Won)	9,547,656	(Won)	202,445	(Won)	101,931	(Won)	15,967,228

Held-to-maturity securities:
Book value		1,468,110		7,003,142		3,409,887		39,766		11,920,905
Fair value		1,464,306		6,963,664		3,354,861		33,762		11,816,593

Term structure of securities except for stocks and equity investments in available-for-sale and held-to-maturity securities as of December 31, 2007 was as follows (Unit: In millions):

	Due in 1 year or less		Due after 1 year through 5 years		Due after 5 years through 10 years		More than 10 years		Total
Available-for-sale securities:
Fair value	(Won)	3,388,686	(Won)	8,981,074	(Won)	213,651	(Won)	97,757	(Won)	12,681,168

Held-to-maturity securities:
Book value		1,679,184		6,704,311		2,630,804		28,699		11,042,998
Fair value		1,671,746		6,505,130		2,477,642		25,639		10,680,157

(11)	Securities accounted for using the equity method as of March 31, 2008 were summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks:
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	102,430	(Won)	102,487
KB Futures Co., Ltd.	3,999,200	99.98		19,996		36,359		36,359
KB Data System Co., Ltd.	799,960	99.99		8,001		21,469		17,342
KB Real Estate Trust	15,999,930	99.99		76,103		100,113		100,231
KB Asset Management	6,134,040	80.00		39,015		81,825		81,825
KB Credit Information	1,249,040	99.73		14,291		41,106		41,143
KB Life Insurance Co., Ltd.	7,140,000	51.00		35,826		29,902		—
KB Investment & Securities Co., Ltd.	9,580,000	95.80		267,554		157,773		267,919
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea Co., Ltd. (*2)	1,162,200	14.90		75,818		158,552		158,552
Balhae Infrastructure Fund (*2)	8,707,501	12.61		88,613		89,767		89,767
Korea Credit Bureau Co., Ltd. (*3)	180,000	9.00		4,500		2,558		2,558

				819,411		821,854		898,183

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		21,532		—		1,722
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		7,916		—		241
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		38,915		63,810		63,810
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		52,621		78,218		78,218
Sorak Financial Holdings PTE Ltd. (*4)	1,422,216	25.00		87,614		94,382		94,382

				208,598		236,410		238,373

Equity investments:
KB06-1 Venture Investment Partnership	200	50.00		10,000		9,742		9,742

				10,000		9,742		9,742

			(Won)	1,038,009	(Won)	1,068,006	(Won)	1,146,298

Securities accounted for using the equity method as of December 31, 2007 were summarized as follows (Unit: In millions):

	No. of shares	Ownership (%)	Acquisition cost		Net asset value		Book value
Domestic stocks:
KB Investment Co., Ltd.	8,951,293	99.99	(Won)	155,384	(Won)	104,735	(Won)	104,735
KB Futures Co., Ltd.	3,999,200	99.98		19,996		30,117		30,117
KB Data System Co., Ltd.	799,960	99.99		8,001		21,059		16,707
KB Real Estate Trust	15,999,930	99.99		76,103		116,381		116,411
KB Asset Management	6,134,040	80.00		39,015		77,001		77,001
KB Credit Information	1,249,040	99.73		14,291		40,416		40,057
KB Life Insurance Co., Ltd.	7,140,000	51.00		35,826		25,978		—
KLB Securities Co., Ltd. (*1)	4,854,713	36.41		10,316		—		—
Jooeun Industrial Co., Ltd. (*1)	1,999,910	99.99		23,994		—		—
ING Life Insurance Korea Co., Ltd. (*2)	1,162,200	14.90		75,818		140,914		140,914
Balhae Infrastructure Fund (*2)	8,425,031	12.61		85,714		87,135		87,135
Korea Credit Bureau Co., Ltd. (*3)	180,000	9.00		4,500		2,836		2,836

				548,958		646,572		615,913

Foreign stocks:
Kookmin Bank Singapore Ltd. (*1)	30,000,000	100.00		19,468		—		1,629
Kookmin Finance Asia Ltd. (HK) (*1)	700,000	100.00		7,489		—		228
Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00		36,884		60,966		60,966
Kookmin Bank Hong Kong Ltd.	2,000,000	100.00		49,782		76,562		76,562
Sorak Financial Holdings PTE Ltd. (*4)	1,422,216	25.00		79,216		85,234		85,234

				192,839		222,762		224,619

Equity investments:
KB06-1 Venture Investment Partnership	200	50.00		10,000		9,779		9,779

				10,000		9,779		9,779

			(Won)	751,797	(Won)	879,113	(Won)	850,311

(*1)	KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd. and Kookmin Finance Asia Ltd. (HK) are all in the process of liquidation as of March 31, 2008.
(*2)	The Bank may exercise its voting right at the board meeting or at an equally significant decision making body of the investee.
(*3)	The Bank has significant influence in electing the board member who may participate in the decision making process relating to the financial and business policy of the investee.
(*4)	As the largest shareholder of Sorak Financial Holdings PTE Ltd. is planning to sell its shares, the Bank’s board of directors decided to exercise a tag-along right on March 28, 2008 and the disposal process is expected to be completed in 2008.

(12)	The valuation of securities accounted for using the equity method for the three months ended March 31, 2008 was as follows (Unit: In millions):

	Book value before valuation		Acquisition (Disposal)		Dividend		Foreign exchange trading income (loss)		Equity gain (loss) on investment		Other comprehensive income (loss)		Capital surplus		Book Value after valuation
Domestic stocks:
KB Investment Co., Ltd.	(Won)	104,735	(Won)	—	(Won)	(2,238)	(Won)	—	(Won)	228	(Won)	(238)	(Won)	—	(Won)	102,487
KB Futures Co., Ltd.		30,117		—		—		—		1,515		4,727		—		36,359
KB Data System Co., Ltd. (*1)		16,707		—		(800)		—		1,435		—		—		17,342
KB Real Estate Trust		116,411		—		(20,000)		—		3,820		—		—		100,231
KB Asset Management		77,001		—		—		—		4,824		—		—		81,825
KB Credit Information		40,057		—		(187)		—		878		—		395		41,143
KB Life Insurance Co., Ltd. (*1 and 3)		—		—		—		—		—		—		—		—
KB Investment & Securities Co., Ltd. (*2)		—		267,554		—		—		(263)		628		—		267,919
KLB Securities Co., Ltd. (*3)		—		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*3)		—		—		—		—		—		—		—		—
ING Life Insurance Korea Co., Ltd.		140,914		—		—		—		(153)		17,791		—		158,552
Balhae Infrastructure Fund		87,135		2,899		(1,421)		—		1,154		—		—		89,767
Korea Credit Bureau Co., Ltd.		2,836		—		—		—		(278)		—		—		2,558

		615,913		270,453		(24,646)		—		13,160		22,908		395		898,183

Foreign stocks
Kookmin Bank Singapore Ltd.		1,629		—		—		93		—		—		—		1,722
Kookmin Finance Asia Ltd. (HK)		228		—		—		13		—		—		—		241
Kookmin Bank Int’l Ltd. (London)		60,966		—		—		3,358		72		(586)		—		63,810
Kookmin Bank Hong Kong Ltd.		76,562		—		—		4,366		(566)		(2,144)		—		78,218
Sorak Financial Holdings PTE Ltd.		85,234		—		—		9,036		2,333		(2,221)		—		94,382

		224,619		—		—		16,866		1,839		(4,951)		—		238,373

Equity Securities
KB06-1 Venture Investment Partnership		9,779		—		—		—		(37)		—		—		9,742

	(Won)	850,311	(Won)	270,453	(Won)	(24,646)	(Won)	16,866	(Won)	14,962	(Won)	17,957	(Won)	395	(Won)	1,146,298

The valuation of securities accounted for using the equity method for the year ended December 31, 2007 was as follows (Unit: In millions):

	Book value before valuation		Acquisition (Disposal)		Dividend		Foreign currency translation gain (loss)		Equity gain (loss) on investment		Other comprehensive income (loss)		Retained earnings		Book Value after valuation
Domestic stocks:
KB Investment Co., Ltd.	(Won)	94,443	(Won)	—	(Won)	(2,238)	(Won)	—	(Won)	13,204	(Won)	(674)	(Won)	—	(Won)	104,735
KB Futures Co., Ltd.		28,077		—		(1,200)		—		3,240		—		—		30,117
KB Data System Co., Ltd. (*1)		14,609		—		(800)		—		2,898		—		—		16,707
KB Real Estate Trust		99,544		—		(12,000)		—		28,876		(9)		—		116,411
KB Asset Management		65,271		—		(6,134)		—		17,789		75		—		77,001
KB Credit Information		34,735		—		(187)		—		5,509		—		—		40,057
KB Life Insurance Co., Ltd. (*1 and 3)		—		20,400		—		—		—		—		(20,400)		—
KLB Securities Co., Ltd. (*3)		—		—		—		—		—		—		—		—
Jooeun Industrial Co., Ltd. (*3)		—		—		—		—		—		—		—		—
ING Life Insurance Korea Co., Ltd.		123,587		27,914		—		—		9,132		(19,719)		—		140,914
Balhae Infrastructure Fund		45,589		40,588		(1,603)		—		2,561		—		—		87,135
Korea Credit Bureau Co., Ltd.		3,297		—		—		—		(190)		(271)		—		2,836

		509,152		88,902		(24,162)		—		83,019		(20,598)		(20,400)		615,913

Foreign stocks:
Kookmin Bank Singapore Ltd.		1,614		—		—		15		—		—		—		1,629
Kookmin Finance Asia Ltd. (HK)		226		—		—		2		—		—		—		228
Kookmin Bank Int’l Ltd. (London)		56,496		—		—		1,547		3,002		(79)		—		60,966
Kookmin Bank Hong Kong Ltd.		72,130		—		—		668		5,050		(1,286)		—		76,562
Sorak Financial Holdings PTE Ltd.		87,299		—		(3,251)		6,057		6,540		(11,411)		—		85,234

		217,765		—		(3,251)		8,289		14,592		(12,776)		—		224,619

Equity Securities:
Pacific IT Investment Partnership		1,958		(1,958)		—		—		—		—		—		—
NPC02-4 Kookmin Venture Fund		8,204		(7,083)		(3,443)		—		2,263		59		—		—
KB06-1 Venture Investment Partnership		2,453		7,500		—		—		(174)		—		—		9,779

		12,615		(1,541)		(3,443)		—		2,089		59		—		9,779

	(Won)	739,532	(Won)	87,361	(Won)	(30,856)	(Won)	8,289	(Won)	99,700	(Won)	(33,315)	(Won)	(20,400)	(Won)	850,311

(*1)	The significant unrealized income eliminated for the three months ended March 31, 2008 and for the year ended December 31, 2007 were as follows (Unit: In millions):

	Related accounts	2008		2007
KB Data System Co., Ltd.	Tangible assets (sales)	(Won)	310	(Won)	1,390
KB Life Insurance Co., Ltd.	Commissions (deferred acquisition cost)		—		20,855

		(Won)	310	(Won)	22,245

(*2)	The difference between the cost of the investment and the amount of the underlying equity in KB Investment & Securities Co., Ltd’s net assts amounts to (Won)113,943 million. This difference resulted from the purchase of shares in 2008 is amortized over 5 years using the straight-line method and charged to the loss on valuation of securities accounted for using the equity method. As a result, (Won)3,798 million were charged to current operations for the three months ended March 31, 2008, and the unamortized balance amounts to (Won)110,145 million as of March 31, 2008.
(*3)	The equity method is no longer applied to securities of KLB Securities Co., Ltd. and Jooeun Industrial Co., Ltd. due to accumulated deficit, and to securities of KB Life Insurance Co., Ltd. due to unrealized income elimination, which led to a decrease in the book value below zero.

The unrecognized accumulated deficit and change due to the equity method as of March 31, 2008 was as follows (Unit: In millions):

	Deficit		Change due to equity method		Total
KLB Securities Co., Ltd.	(Won)	4,148	(Won)	—	(Won)	4,148
Jooeun Industrial Co., Ltd.		63,703		—		63,703
KB Life Insurance Co., Ltd.		29,192		8,280		37,472

	(Won)	97,043	(Won)	8,280	(Won)	105,323

The unrecognized accumulated deficit and change due to the equity method as of December 31, 2007 was as follows (Unit: In millions):

	Deficit		Change due to equity method		Total
KLB Securities Co., Ltd.	(Won)	4,148	(Won)	—	(Won)	4,148
Jooeun Industrial Co., Ltd.		64,001		—		64,001
KB Life Insurance Co., Ltd.		23,157		14,583		37,740

	(Won)	91,306	(Won)	14,583	(Won)	105,889

As the book value of KB Life Insurance Co., Ltd. became zero, the Bank discontinued applying the equity method and did not provide for additional losses. Certain trust accounts whose principal or fixed rate of return is guaranteed by the Bank are included in the consolidated financial statements in accordance with the accounting guidelines of the Financial Supervisory Commission in the Republic of Korea. As a result, the current earnings and net assets reported in the non-consolidated financial statements do not coincide with the share of those of the consolidated financial statements. The difference between the share of net income of consolidated financial statements and net income of non-consolidated financial statements for the three months ended March 31, 2008 and 2007 was (Won) 6,036 million and (Won) 3,389 million, respectively, and the difference between the share of shareholders’ equity of the consolidated financial statements and the shareholders’ equity of the non-consolidated financial statements as of March 31, 2008 and December 31, 2007 was (Won) (-)26,081 million and (Won) (-) 24,831 million, respectively.

(13)	Significant financial data of companies of which stocks were accounted for using the equity method as of and for the three months ended March 31, 2008 was as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	112,605	(Won)	10,169	(Won)	2,181	(Won)	171
KB Futures Co., Ltd.		129,343		92,977		5,534		1,515
KB Data System Co., Ltd.		31,144		9,674		16,105		1,210
KB Real Estate Trust		198,331		98,218		12,856		3,753
KB Asset Management		114,765		12,483		16,851		6,030
KB Credit Information		49,103		7,886		13,737		880
KB Life Insurance Co., Ltd.		1,343,921		1,285,290		183,465		(4,668)
KB Investment & Securities Co., Ltd.		307,721		143,031		16,226		3,677
Jooeun Industrial Co., Ltd.		54,959		118,665		643		360
ING Life Insurance Korea Co., Ltd.		12,974,753		11,910,644		891,094		(1,021)
Balhae Infrastructure Fund		713,720		1,566		10,733		9,153
Korea Credit Bureau Co., Ltd.		31,500		3,083		3,813		(2,925)
Kookmin Bank Int’l Ltd. (London)		466,728		402,918		7,768		72
Kookmin Bank Hong Kong Ltd.		466,682		388,464		7,138		(566)
Sorak Financial Holdings PTE Ltd.		5,876,674		5,499,147		121,891		5,506
KB06-1 Venture Investment Partnership		19,483		1		63		(74)

Audited or reviewed financial statements as of March 31, 2008 were used for the application of the equity method. However, unaudited financial statements of Jooeun Industrial Co., Ltd., Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., KB06-1 Venture Investment Partnership as of March 31, 2008 were used for the application of the equity method. In case of ING Life Insurance Korea Co., Ltd. and Sorak Financial Holdings PTE Ltd., the unaudited financial statements as of February 29, 2008 were used for the application of the equity method. The significant events from the closing dates of the investees to that of the Bank were properly reflected in applying the equity method. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements.

Significant financial data of companies of which stocks were accounted for using the equity method as of and for the year ended December 31, 2007 was as follows (Unit: In millions):

	Assets		Liabilities		Sales		Net income (loss)
KB Investment Co., Ltd.	(Won)	107,867	(Won)	3,126	(Won)	22,217	(Won)	13,204
KB Futures Co., Ltd.		126,143		96,020		15,184		3,241
KB Data System Co., Ltd.		49,116		28,056		79,125		4,257
KB Real Estate Trust		259,049		142,668		69,980		28,851
KB Asset Management		104,926		8,675		53,527		22,235
KB Credit Information		47,620		7,095		59,820		5,304
KB Life Insurance Co., Ltd.		1,166,081		1,115,143		577,273		892
Jooeun Industrial Co., Ltd.		81,921		145,924		194,071		9,129
ING Life Insurance Korea Co., Ltd.		12,127,088		11,181,360		3,444,537		42,064
Balhae Infrastructure Fund		692,375		1,102		24,259		20,319
Korea Credit Bureau Co., Ltd.		36,662		5,147		22,671		(2,418)
Kookmin Bank Int’l Ltd. (London)		415,878		354,912		27,048		3,002
Kookmin Bank Hong Kong Ltd.		397,041		320,479		33,146		5,601
Sorak Financial Holdings PTE Ltd.		5,426,808		5,085,873		639,013		26,724
KB06-1 Venture Investment Partnership		19,561		3		175		(348)

Audited or reviewed financial statements as of December 31, 2007 were used for the application of the equity method. However, unaudited financial statements of Jooeun Securities Co., Ltd., Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd. and KB06-1 Venture Investment Partnership as of December 31, 2007 were used for the application of the equity method. In case of ING Life Insurance Korea and Sorak Financial Holdings PTE Ltd., the unaudited financial statements as of November 30, 2007 were used for the application of the equity method. The significant events from the closing dates of the investees to that of the Bank were properly reflected in applying the equity method. There was no material exception as a result of analytical review, such as analysis of major accounts to assess reliability of those financial statements.

(14)	Changes in accumulated other comprehensive income for the three months ended March 31, 2008 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal (Realization)		Ending
Gain (loss) on valuation of available-for-sale securities:
Equity securities	(Won)	455,211	(Won)	(6,804)	(Won)	(772)	(Won)	447,635
Debt securities in Won		(91,085)		80,793		25,588		15,296
Debt securities in foreign currencies		(6,369)		(6,406)		(543)		(13,318)
Beneficiary certificates		1,018		6,377		(752)		6,643
Others		6,555		100		—		6,655

		365,330		74,060		23,521		462,911

Gain on valuation of held-to-maturity securities:
Debt securities in Won		42		—		(4)		38

Loss on valuation of securities accounted for using the equity method		(19,926)		12,793		(1,606)		(8,739)

	(Won)	345,446	(Won)	86,853	(Won)	21,911	(Won)	454,210

Changes in accumulated other comprehensive income for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Increase (Decrease)		Disposal (Realization)		Ending
Gain (loss) on valuation of available-for-sale securities:
Equity securities	(Won)	846,123	(Won)	157,634	(Won)	(548,546)	(Won)	455,211
Debt securities in Won		22,669		(109,321)		(4,433)		(91,085)
Debt securities in foreign currencies		4,010		(9,480)		(899)		(6,369)
Beneficiary certificates		5,050		775		(4,807)		1,018
Others		5,704		851		—		6,555

		883,556		40,459		(558,685)		365,330

Gain on valuation of held-to-maturity securities:
Debt securities in Won		98		—		(56)		42

Gain (loss) on valuation of securities accounted for using the equity method		4,922		(23,384)		(1,464)		(19,926)

	(Won)	888,576	(Won)	17,075	(Won)	(560,205)	(Won)	345,446

(15)	Securities provided as collateral as of March 31, 2008 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,321,064	(Won)	7,370,000	Bonds sold under repurchase agreements
BOK		562,983		570,000	Borrowings from BOK
BOK		320,213		332,200	Overdrafts and settlement risk
Samsung Futures & others		1,087,998		1,111,000	Derivative settlement
Others		12		1,628	Other

	(Won)	9,292,270	(Won)	9,384,828

Securities provided as collateral as of December 31, 2007 were as follows (Unit: In millions):

Provided to	Book value		Collateral amount		Provided for
Korea Securities Depository & others	(Won)	7,100,192	(Won)	7,150,000	Bonds sold under repurchase agreements
BOK		532,709		540,000	Borrowings from BOK
BOK		319,623		332,200	Overdrafts and settlement risk
Samsung Futures & others		649,187		664,000	Derivative settlement
Others		12		1,628	Other

	(Won)	8,601,723	(Won)	8,687,828

(16)	Securities lent as of March 31, 2008 and December 31, 2007 were as follows (Unit: In millions):

	2008		2007		Provided to
Government and public bonds	(Won)	147,271	(Won)	68,609	Korea Securities Depository and others
Stocks		7,030		—	Korea Securities Depository

	(Won)	154,301	(Won)	68,609

5.	LOANS:

(1)	Loans as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Call loans	(Won)	771,299	(Won)	1,665,800
Domestic import usance bill		2,234,794		1,710,427
Credit card receivables		10,495,876		10,435,991
Bills bought in foreign currencies		2,090,016		1,622,013
Bills bought in Won		13,483		152,009
Bonds purchased under repurchase agreements		300,000		—
Loans		159,901,676		152,049,279
Factoring receivables		20,627		20,638
Advances for customers		16,505		28,695
Private placed bonds		5,975,028		6,186,180
Loans for debt-equity swap		1,204		1,968

		181,820,508		173,873,000
Allowance for possible loan losses		(2,643,698)		(2,501,865)
Deferred loan origination fees and costs		181,900		178,858

	(Won)	179,358,710	(Won)	171,549,993

(2)	Loans in Won and loans in foreign currencies as of March 31, 2008 and December 31, 2007 were as follows (Unit: In millions):

		2008		2007
Loans in Won:
Commercial	Working capital loans
	General purpose loans	(Won)	36,750,052	(Won)	34,401,542
	Notes discounted		1,191,422		1,287,720
	Overdraft accounts		538,712		376,219
	Trading notes		988,165		786,364
	Others		6,965,292		6,656,691

		(Won)	46,433,643	(Won)	43,508,536

		2008		2007
	Facilities loans
	General facilities loans	(Won)	12,392,853	(Won)	11,210,650
	Others		1,192,397		1,191,002

			13,585,250		12,401,652

			60,018,893		55,910,188

Households	General purpose loans		48,495,416		47,210,192
	Housing loans		42,636,093		41,189,639
	Remunerations on mutual installment savings		72,518		88,781
	Others		410,195		406,234

			91,614,222		88,894,846

Public sector	Public operation loans		1,769,287		1,430,050
	Public facilities loans		33,945		24,450

			1,803,232		1,454,500

Other	Property formation loans		646		702
	Others		575		690

			1,221		1,392

			153,437,568		146,260,926

Loans in foreign currencies:
	Domestic funding loans		5,158,774		4,671,798
	Overseas funding loans		764,210		658,087
	Inter-bank loans		541,124		458,468

			6,464,108		5,788,353

		(Won)	159,901,676	(Won)	152,049,279

(3)	Loans in Won and loans in foreign currencies, classified by borrower type, as of March 31, 2008 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	6,938,264	(Won)	4,356,807	(Won)	11,295,071	7.07
Small and medium corporations		53,080,629		1,910,881		54,991,510	34.39
Households		91,615,443		60,785		91,676,228	57.33
Others		1,803,232		135,635		1,938,867	1.21

	(Won)	153,437,568	(Won)	6,464,108	(Won)	159,901,676	100.00

Loans in Won and loans in foreign currencies, classified by borrower type, as of December 31, 2007 were as follows (Unit: In millions):

By borrower type	Loans in Won		Loans in foreign currencies		Total		Percentage (%)
Large corporations	(Won)	6,238,814	(Won)	4,037,145	(Won)	10,275,959	6.76
Small and medium corporations		49,671,375		1,553,023		51,224,398	33.69
Households		88,896,238		54,302		88,950,540	58.50
Others		1,454,499		143,883		1,598,382	1.05

	(Won)	146,260,926	(Won)	5,788,353	(Won)	152,049,279	100.00

(4)	Loans classified by borrower’s country or region as of March 31, 2008 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	153,437,568	(Won)	5,893,022	(Won)	21,675,240	(Won)	181,005,830	99.55
Southeast Asia		—		28,279		—		28,279	0.02
China		—		16,170		12		16,182	0.01
Japan		—		407,568		69		407,637	0.22
Central and South America		—		8,789		1		8,790	0.00
USA		—		10,002		937		10,939	0.01
Others		—		100,278		242,573		342,851	0.19

	(Won)	153,437,568	(Won)	6,464,108	(Won)	21,918,832	(Won)	181,820,508	100.00

Loans classified by borrower’s country or region as of December 31, 2007 were as follows (Unit: In millions):

By country	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Korea	(Won)	146,260,926	(Won)	5,314,559	(Won)	21,441,992	(Won)	173,017,477	99.51
Southeast Asia		—		25,480		—		25,480	0.01
China		—		36,552		—		36,552	0.02
Japan		—		307,026		86		307,112	0.18
Central and South America		—		4,750		3		4,753	0.00
USA		—		8,359		2,034		10,393	0.01
Others		—		91,627		379,606		471,233	0.27

	(Won)	146,260,926	(Won)	5,788,353	(Won)	21,823,721	(Won)	173,873,000	100.00

(5)	Loans classified by industry as of March 31, 2008 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	1,593,805	(Won)	705,384	(Won)	1,760,865	(Won)	4,060,054	2.23
Manufacturing		15,905,380		2,500,567		5,433,650		23,839,597	13.11
Services		26,255,431		2,123,443		1,603,278		29,982,152	16.49
Others		17,853,650		1,127,254		3,823,543		22,804,447	12.54
Households		91,615,443		—		9,012,573		100,628,016	55.35
Public sector		213,859		7,460		284,923		506,242	0.28

	(Won)	153,437,568	(Won)	6,464,108	(Won)	21,918,832	(Won)	181,820,508	100.00

Loans classified by industry as of December 31, 2007 were as follows (Unit: In millions):

By industry	Loans in Won		Loans in foreign currencies		Others		Total		Percentage (%)
Corporations:
Finance and insurance	(Won)	1,578,760	(Won)	588,884	(Won)	2,500,193	(Won)	4,667,837	2.69
Manufacturing		14,627,954		2,138,794		4,668,057		21,434,805	12.33
Services		24,477,777		1,855,042		1,616,239		27,949,058	16.07
Others		16,470,984		1,144,938		3,789,517		21,405,439	12.31
Households		88,896,238		54,302		8,962,915		97,913,455	56.31
Public sector		209,213		6,393		286,800		502,406	0.29

	(Won)	146,260,926	(Won)	5,788,353	(Won)	21,823,721	(Won)	173,873,000	100.00

(6)	Loans to financial institutions as of March 31, 2008 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	—	(Won)	1,593,805	(Won)	1,593,805
Loans in foreign currencies		541,124		164,260		705,384
Others		1,127,178		633,687		1,760,865

	(Won)	1,668,302	(Won)	2,391,752	(Won)	4,060,054

Loans to financial institutions as of December 31, 2007 were as follows (Unit: In millions):

	Bank		Other financial institutions		Total
Loans in Won	(Won)	—	(Won)	1,578,760	(Won)	1,578,760
Loans in foreign currencies		458,468		130,416		588,884
Others		1,739,639		760,554		2,500,193

	(Won)	2,198,107	(Won)	2,469,730	(Won)	4,667,837

(7)	The classification of asset quality for loans as of March 31, 2008 was summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Call loans	(Won)	771,299	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	771,299
Domestic import usance bill		2,213,306		14,697		2,514		2,914		1,363		2,234,794
Credit card receivables		10,260,064		148,152		3,803		46,553		37,304		10,495,876
Bills bought(*)		2,098,969		1,946		110		435		2,039		2,103,499
Bond purchased under repurchase agreements		300,000		—		—		—		—		300,000
Loans		157,246,144		1,304,645		658,274		440,468		252,145		159,901,676
Factoring receivables		20,627		—		—		—		—		20,627
Advances for customers		712		441		2,919		1,366		11,067		16,505
Privately placed bonds		5,966,981		2,723		2,715		724		1,885		5,975,028
Loans for debt-equity swap		—		—		—		1,204		—		1,204

	(Won)	178,878,102	(Won)	1,472,604	(Won)	670,335	(Won)	493,664	(Won)	305,803	(Won)	181,820,508

The classification of asset quality for loans as of December 31, 2007 was summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Call loans	(Won)	1,665,800	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	1,665,800
Domestic import usance bill		1,682,026		17,315		10,050		407		629		1,710,427
Credit card receivables		10,193,580		152,011		734		46,861		42,805		10,435,991
Bills bought(*)		1,768,121		3,073		144		1,223		1,461		1,774,022
Loans		149,645,593		1,246,799		508,281		432,921		215,685		152,049,279
Factoring receivables		20,638		—		—		—		—		20,638
Advances for customers		673		1,368		20,742		562		5,350		28,695
Privately placed bonds		6,178,619		2,961		2,720		—		1,880		6,186,180
Loans for debt-equity swap		—		—		—		1,968		—		1,968

	(Won)	171,155,050	(Won)	1,423,527	(Won)	542,671	(Won)	483,942	(Won)	267,810	(Won)	173,873,000

(*)	Bill bought in won included

(8)	The term structure of loans as of March 31, 2008 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	19,555,302	(Won)	1,341,363	(Won)	13,064,474	(Won)	33,961,139
Due after 3 months through 6 months		15,121,073		534,658		1,554,098		17,209,829
Due after 6 months through 1 year		32,272,324		661,780		2,519,078		35,453,182
Due after 1 year through 2 years		16,067,731		1,552,149		3,012,225		20,632,105
Due after 2 years through 3 years		17,578,054		647,202		665,801		18,891,057
Due after 3 years through 4 years		2,744,552		783,991		614,995		4,143,538
Due after 4 years through 5 years		2,874,163		200,671		161,702		3,236,536
More than 5 years		47,224,369		742,294		326,459		48,293,122

	(Won)	153,437,568	(Won)	6,464,108	(Won)	21,918,832	(Won)	181,820,508

The term structure of loans as of December 31, 2007 was as follows (Unit: In millions):

	Loans in Won		Loans in foreign currencies		Others		Total
Due in 3 months or less	(Won)	15,517,553	(Won)	729,464	(Won)	12,294,291	(Won)	28,541,308
Due after 3 months through 6 months		16,554,146		1,034,815		1,657,411		19,246,372
Due after 6 months through 1 year		31,947,618		604,734		2,738,213		35,290,565
Due after 1 year through 2 years		14,196,004		1,326,638		3,331,225		18,853,867
Due after 2 years through 3 years		17,208,889		604,309		780,289		18,593,487
Due after 3 years through 4 years		2,989,649		723,408		635,933		4,348,990
Due after 4 years through 5 years		2,645,414		166,622		57,991		2,870,027
More than 5 years		45,201,653		598,363		328,368		46,128,384

	(Won)	146,260,926	(Won)	5,788,353	(Won)	21,823,721	(Won)	173,873,000

(9)	Disposal of loans

The Bank disposed loans amounting to (Won)97,695 million of principal to Korea Housing Finance Corporation, and recognized a gain of (Won)1,977 million, a loss of (Won)31 million, and loans amounting to (Won)256,700 million of principal to Shinhan Bank, and recognized a gain of (Won)226 million.

(10)	Credit card receivables as collateral

The Bank offered the credit card receivables amounting to (Won)542,603 million (before deducting the allowance) as collateral for the transaction of credit card receivables to SPC as of December 31, 2007.

(11)	The changes in deferred loan origination fees and costs for the three months ended March 31, 2008 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Deferred loan origination fees and costs	(Won)	178,858	(Won)	22,396	(Won)	19,354	(Won)	181,900

6.	RESTRUCTURED LOANS:

(1)	The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the three months ended March 31, 2008 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Workout plan	(Won)	21,789	(Won)	—	(Won)	4,777	(Won)	2,988	(Won)	14,024

The loans that were restructured by means of principal reduction, debt-equity swap, interest reduction because of workouts for the year ended December 31, 2007 were as follows (Unit: In millions):

	Amount before restructuring		Principal exemption		Conversion to equity securities		Interest reduction		Extension of maturity
Workout plan	(Won)	129,543	(Won)	—	(Won)	12,691	(Won)	5,094	(Won)	111,758
Debt restructuring		1,071		—		—		—		1,071

	(Won)	130,614	(Won)	—	(Won)	12,691	(Won)	5,094	(Won)	112,829

(2)	Changes in the present value discounts relating to the outstanding restructured loans for the three months ended March 31, 2008 were as follows (Unit: In millions):

			Present value discounts
	Principal		Beginning balance		Addition		Deduction		Ending balance
Court receivership	(Won)	—	(Won)	464	(Won)	—	(Won)	464	(Won)	—
Composition		9,885		750		—		63		687
Workout plan		61,370		3,159		2,019		1,527		3,651
Others		22,271		1,408		—		281		1,127

	(Won)	93,526	(Won)	5,781	(Won)	2,019	(Won)	2,335	(Won)	5,465

Changes in the present value discounts relating to the outstanding restructured loans for the year ended December 31, 2007 were as follows (Unit: In millions):

			Present value discounts
	Principal		Beginning balance		Addition		Deduction		Ending balance
Court receivership	(Won)	6,586	(Won)	1,034	(Won)	—	(Won)	570	(Won)	464
Composition		9,885		1,275		558		1,083		750
Workout plan		51,161		6,867		9,117		12,825		3,159
Others		22,312		2,837		28		1,457		1,408

	(Won)	89,944	(Won)	12,013	(Won)	9,703	(Won)	15,935	(Won)	5,781

If the loans are restructured by means of reduction of interest rates, cash flows of fixed rate loans are discounted by effective interest rates originally agreed upon and cash flows of floating rate loans are discounted by interest rates determined by adding a credit risk premium, which is calculated at the restructuring date, assuming that debtors’ credit at the origination date is effective to the restructuring date, to a benchmark interest rate. The difference between the book value and the present value is presented as an allowance for possible loan losses.

7.	ALLOWANCE FOR POSSIBLE LOAN LOSSES:

(1)	The allowance for possible loan losses as of March 31, 2008 was summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Domestic import usance bill	(Won)	19,053	(Won)	1,516	(Won)	651	(Won)	1,715	(Won)	1,363	(Won)	24,298
Credit card receivables		153,901		22,223		760		27,932		37,304		242,120
Bills bought (*)		17,991		140		22		277		2,039		20,469
Loans		1,486,031		131,057		141,862		275,925		252,145		2,287,020
Factoring receivables		1,217		—		—		—		—		1,217
Advances for customers		6		31		583		683		11,067		12,370
Privately placed bonds		52,019		191		543		362		1,885		55,000
Loans for debt-equity swap		—		—		—		1,204		—		1,204

	(Won)	1,730,218	(Won)	155,158	(Won)	144,421	(Won)	308,098	(Won)	305,803	(Won)	2,643,698

The allowance for possible loan losses as of December 31, 2007 was summarized as follows (Unit: In millions):

	Normal		Precautionary		Substandard		Doubtful		Estimated loss		Total
Domestic import usance bill	(Won)	14,470	(Won)	1,447	(Won)	4,676	(Won)	203	(Won)	629	(Won)	21,425
Credit card receivables		152,904		22,802		147		28,116		42,805		246,774
Bills bought (*)		15,137		229		29		750		1,461		17,606
Loans		1,416,806		128,737		106,704		273,135		215,685		2,141,067
Factoring receivables		1,484		—		—		—		—		1,484
Advances for customers		6		96		9,297		281		5,350		15,030
Privately placed bonds		53,873		214		544		—		1,880		56,511
Loans for debt-equity swap		—		—		—		1,968		—		1,968

	(Won)	1,654,680	(Won)	153,525	(Won)	121,397	(Won)	304,453	(Won)	267,810	(Won)	2,501,865

(*)	Bill bought in won included

(2)	The changes in allowance for possible loan losses for the three months ended March 31, 2008 and the year ended December 31, 2007 were as follows (Unit: In millions):

	2008		2007
Beginning balance (*1)	(Won)	2,615,997	(Won)	2,463,079
Provision for possible loan losses		244,793		533,952
Reclassification from other allowances		—		(174)
Collection of previously written-off loans		115,658		530,637
Repurchase of NPLs sold		2,549		763
Sales of loans		—		(70,198)
Loans written-off		(218,115)		(822,794)
Exemption of loans		(550)		(4,691)
Conversion to equity securities		(4,737)		(11,037)
Changes in exchange rates and others		6,777		(3,540)

Ending balance (*1)	(Won)	2,762,372	(Won)	2,615,997

(*1)	Allowance for possible loan losses includes present value discounts amounting to (Won)5,465 million and (Won)5,781 million as of March 31, 2008 and December 31, 2007, respectively, and allowances for other assets amounting to (Won)118,674 million and (Won)114,132 million, respectively.

(3)	The allowance for possible losses on other assets as of March 31, 2008 and December 31, 2007 was summarized as follows (Unit: In millions):

	2008		2007
Suspense receivable	(Won)	7,107	(Won)	6,250
Uncollected guarantee deposits for rent		3,042		2,745
Settlement costs for financial accident		95,255		94,221
Derivative instruments		5,198		4,631
Others		8,072		6,285

	(Won)	118,674	(Won)	114,132

(4)	The allowance for possible loan losses compared to total loans, net of present value discount, was summarized as follows (Unit: In millions):

	Loans		Allowance for possible loan losses		Percentage (%)
March 31, 2008	(Won)	181,820,508	(Won)	2,643,698	1.45
December 31, 2007		173,873,000		2,501,865	1.44
December 31, 2006		152,089,711		2,360,867	1.55
December 31, 2005		138,139,657		2,453,275	1.78

8.	TANGIBLE ASSETS:

(1)	Tangible assets as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Tangible assets	(Won)	3,957,476	(Won)	3,951,893
Less: accumulated depreciation		(1,682,940)		(1,636,783)
accumulated impairment loss		(17,531)		(16,367)

	(Won)	2,257,005	(Won)	2,298,743

(2)	Tangible assets as of March 31, 2008 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	994,839	(Won)	—	(Won)	7,755	(Won)	987,084
Buildings		1,059,446		210,748		9,776		838,922
Leasehold improvements		295,538		227,749		—		67,789
Equipment and vehicles		1,598,754		1,244,443		—		354,311
Construction in progress		8,899		—		—		8,899

	(Won)	3,957,476	(Won)	1,682,940	(Won)	17,531	(Won)	2,257,005

Tangible assets as of December 31, 2007 consisted of (Unit: In millions):

	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Book value
Land	(Won)	994,544	(Won)	—	(Won)	6,751	(Won)	987,793
Buildings		1,054,106		204,644		9,616		839,846
Leasehold improvements		289,086		217,947		—		71,139
Equipment and vehicles		1,608,012		1,214,192		—		393,820
Construction in progress		6,145		—		—		6,145

	(Won)	3,951,893	(Won)	1,636,783	(Won)	16,367	(Won)	2,298,743

(3)	The changes in book value of tangible assets for the three months ended March 31, 2008 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	987,793	(Won)	1,651	(Won)	—	(Won)	1,441	(Won)	—	(Won)	(1,004)	(Won)	85	(Won)	987,084
Buildings		839,846		2,787		3,119		334		6,042		(660)		206		838,922
Leasehold improvements		71,139		—		6,520		1		9,935		—		66		67,789
Equipment and vehicles		393,820		15,160		—		160		54,716		—		207		354,311
Construction in progress		6,145		12,393		(9,639)		—		—		—		—		8,899

	(Won)	2,298,743	(Won)	31,991	(Won)	—	(Won)	1,936	(Won)	70,693	(Won)	(1,664)	(Won)	564	(Won)	2,257,005

The changes in book value of tangible assets for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Acquisition		Replacement		Disposal		Depreciation		Impairment		Change in foreign currencies		Ending
Land	(Won)	977,155	(Won)	16,548	(Won)	2,617	(Won)	7,399	(Won)	—	(Won)	(1,154)	(Won)	26	(Won)	987,793
Buildings		796,772		12,334		58,056		1,717		22,987		(1,831)		(781)		839,846
Leasehold improvements		55,480		314		60,796		294		45,174		—		17		71,139
Equipment and vehicles		305,666		335,758		—		1,816		245,845		—		57		393,820
Construction in progress		2,659		124,955		(121,469)		—		—		—		—		6,145

	(Won)	2,137,732	(Won)	489,909	(Won)	—	(Won)	11,226	(Won)	314,006	(Won)	(2,985)	(Won)	(681)	(Won)	2,298,743

(4)	The published value of the land was (Won)1,401,738 million and (Won)1,402,681 million as of March 31, 2008 and December 31, 2007, respectively, based on the Laws on Disclosure of Land Price and Valuation of Land

(5)	Tangible assets, which have been insured as of March 31, 2008 and December 31, 2007, were as follows (Unit: In millions):

Type of insurance	Asset insured	2008		2007		Insurance company
Property composite	Buildings	(Won)	931,104	(Won)	895,795	Samsung Fire & others
	Leasehold improvements		131,677		153,126
	Equipment and vehicles		262,941		368,641

		(Won)	1,325,722	(Won)	1,417,562

9.	OTHER ASSETS:

(1)	Other assets as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Guarantee deposits paid	(Won)	1,294,474	(Won)	1,303,888
Accounts receivable (Note 19)		3,774,874		2,064,500
Accrued income		1,297,356		1,260,212
Prepaid expenses		138,524		98,143
Deferred income tax assets (Note 24)		102,885		146,491
Derivatives assets (Note 19)		2,633,821		1,652,756
Domestic exchange settlement debits		755,555		753,523
Intangible assets (Note 9)		313,463		337,307
Sundry assets		247,266		192,501
Less: Allowances for other assets losses		(118,674)		(114,132)

	(Won)	10,439,544	(Won)	7,695,189

(2)	Intangible assets as of March 31, 2008 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	502,716	(Won)	202,392
Others		201,114		90,043		111,071

	(Won)	906,222	(Won)	592,759	(Won)	313,463

Intangible assets as of December 31, 2007 consisted of (Unit: In millions):

	Acquisition cost		Accumulated amortization		Book value
Goodwill	(Won)	705,108	(Won)	483,129	(Won)	221,979
Others		195,193		79,865		115,328

	(Won)	900,301	(Won)	562,994	(Won)	337,307

(3)	The changes in intangible assets for the three months ended March 31, 2008 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Goodwill	(Won)	221,979	(Won)	—	(Won)	19,587	(Won)	202,392
Others		115,328		5,921		10,178		111,071

	(Won)	337,307	(Won)	5,921	(Won)	29,765	(Won)	313,463

The changes in intangible assets for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Increase		Decrease		Ending
Goodwill	(Won)	300,324	(Won)	—	(Won)	78,345	(Won)	221,979
Others		70,988		80,843		36,503		115,328

	(Won)	371,312	(Won)	80,843	(Won)	114,848	(Won)	337,307

(4)	Sundry assets as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Receivables on cash sent to other banks	(Won)	100	(Won)	100
Supplies		22,215		21,261
Deposit money to court (*)		18,677		16,089
Unsettled foreign currency		33,890		25,672
Suspense receivable		171,762		128,780
Others		622		599

	(Won)	247,266	(Won)	192,501

(*)	Securities is included in deposit money to court of which book value, face value and fair value are (Won)10,949 million, (Won)11,524 million and (Won)13,260 million, respectively.

10.	DEPOSITS:

(1)	Deposits as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Demand deposits	(Won)	46,004,720	(Won)	47,950,172
Time deposits		79,364,342		73,290,876
Negotiable certificates of deposits		22,876,773		17,617,643

	(Won)	148,245,835	(Won)	138,858,691

(2)	Details of deposits as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Demand deposits in Won:
Checking deposits	(Won)	145,619	(Won)	122,495
Household checking deposits		359,992		373,938
Temporary deposits		3,543,409		3,501,046
Passbook deposits		14,906,250		15,531,698
Public fund deposits		152,174		199,358
National Treasury deposits		16,709		4,437
General savings deposits		17,747,711		17,846,651
Corporate savings deposits		8,123,274		9,500,554
Nonresident’s deposit in Won		115,516		50,569

		45,110,654		47,130,746

Demand deposits in foreign currencies:
Checking deposits		59,305		52,954
Passbook deposits		827,670		761,365
Temporary deposits		4,278		1,514
Other		2,813		3,593

		894,066		819,426

	(Won)	46,004,720	(Won)	47,950,172

	2008		2007
Time deposits in Won:
Time deposits	(Won)	68,269,132	(Won)	61,808,649
Installment savings deposits		1,197,684		859,989
Property formation savings		452		472
Workers’ savings for housing		2		2
Time and savings deposits of non-residents in Won		213,881		199,675
Long-term savings deposits for workers		3,069		3,294
Long-term housing savings deposits		3,490,432		3,505,814
Long-term savings for households		1,987		2,245
Workers’ preferential savings deposits		10,638		57,760
Mutual installment deposits		2,649,149		3,038,971
Mutual installment for housing		2,747,798		2,973,114

		78,584,224		72,449,985
Loss (gain) on valuation of fair value hedged item (current period portion)		1,200		(1,427)
Loss (gain) on valuation of fair value hedged item (prior year portion)		180		1,607

		78,585,604		72,450,165

Time deposits in foreign currencies:
Time deposits		778,074		840,131
Installment savings deposits		557		445
Others		107		135

		778,738		840,711

	(Won)	79,364,342	(Won)	73,290,876

Negotiable certificates of deposits	(Won)	22,876,773	(Won)	17,617,643

(3)	Deposits with financial institutions as of March 31, 2008 and December 31, 2007 were as follows (Unit: In millions):

	Financial institutions	2008		2007
Demand deposits & time deposits	Banks	(Won)	5,347,652	(Won)	3,510,187
	Others		7,263,647		6,637,257

			12,611,299		10,147,444

Negotiable certificates of deposits	Banks		211,463		147,783
	Others		7,055,242		4,930,409

			7,266,705		5,078,192

		(Won)	19,878,004	(Won)	15,225,636

(4)	Term structure of deposits as of March 31, 2008 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Demand deposits	(Won)	46,004,720	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	46,004,720
Time deposits		25,692,584		11,985,766		33,334,692		4,907,616		3,443,684		79,364,342
Negotiable certificate of deposits		9,626,164		6,481,074		6,342,361		427,174		—		22,876,773

	(Won)	81,323,468	(Won)	18,466,840	(Won)	39,677,053	(Won)	5,334,790	(Won)	3,443,684	(Won)	148,245,835

Term structure of deposits as of December 31, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Demand deposits	(Won)	47,950,172	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	47,950,172
Time deposits		25,060,079		12,130,325		27,564,502		5,015,650		3,520,320		73,290,876
Negotiable certificate of deposits		7,123,647		4,370,178		5,742,012		381,806		—		17,617,643

	(Won)	80,133,898	(Won)	16,500,503	(Won)	33,306,514	(Won)	5,397,456	(Won)	3,520,320	(Won)	138,858,691

11.	BORROWINGS:

(1)	Borrowings as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Call money	(Won)	2,424,045	(Won)	814,128
Bills sold		531,081		506,378
Bonds sold under repurchase agreements		4,998,186		5,916,630
Borrowings		8,968,964		8,118,704
Debentures		33,957,061		34,960,688
Less: Discount on debentures		(69,274)		(66,047)

	(Won)	50,810,063	(Won)	50,250,481

(2)	Call money as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

Account	Lender	Annual interest rates (%)	2008		2007
Call money in Won	Woori Credit Swiss Asset Management and others	4.65 ~ 4.93	(Won)	1,307,600	(Won)	179,700
Call money in foreign currencies	Bank of Communications and others	0.56 ~ 9.12		1,116,445		634,428

			(Won)	2,424,045	(Won)	814,128

(3)	Bills sold and bonds sold under repurchase agreements as of March 31, 2008 and December 31, 2007 consisted of the following (Unit: In millions):

Account	Lender	Annual interest rates (%)	2008		2007
Bills sold	Teller’s Sales	3.89 ~ 6.86	(Won)	531,081	(Won)	506,378
Bonds sold under repurchase agreements	Person, group & corporations	3.14 ~ 6.80		4,998,186		5,916,630

			(Won)	5,529,267	(Won)	6,423,008

(4)	Borrowings as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

Account	Lender	Annual interest rate (%)	2008		2007
Borrowings in Won:
Borrowings from the BOK	BOK	3.25	(Won)	502,868	(Won)	488,139
Borrowings from the Korean government	Ministry of Finance and Economy, and others	0.00 ~ 5.40		606,069		623,177
Borrowings from banking institutions	Industrial Bank of Korea	4.10 ~ 5.10		46,860		53,187
Borrowings from National Housing Fund	National Housing Fund	8.00		533		645
Borrowings from non-banking financial institutions	Korea Development Bank	2.20 ~ 4.63		19,530		19,238
Other borrowings	Small Business Corporation and others	1.20 ~ 5.75		1,337,916		1,312,597

				2,513,776		2,496,983

Borrowings in foreign currency:
Due to banks	Wachovia Bank N.A. and others	0.00 ~ 3.34		102,395		106,544
Borrowings from banking institutions	DBS Bank Ltd., Singapore and others	0.95 ~ 6.70		3,813,637		3,631,048
Off-shore borrowings in foreign currencies	Oversea-Chinese Banking Corp	2.85 ~ 7.98		841,769		748,134
Other borrowings from banking institutions	IBRD	4.58		2,886		4,123
Other borrowings in foreign currencies	BVBESGSG and others	—		1,694,501		1,131,872

				6,455,188		5,621,721

			(Won)	8,968,964	(Won)	8,118,704

(5)	Debentures as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	Annual interest rate (%)	2008		2007
Debentures in Won:
Hybrid debentures	6.00 ~ 7.00	(Won)	903,668	(Won)	903,668
Structured debentures	4.29 ~ 12.00		3,713,392		3,335,635
Subordinated fixed rate debentures in Won	4.19 ~ 15.02		5,324,943		6,335,762
KCC subordinated fixed rate debentures	7.10		45,000		205,000
KCC fixed rate debentures	—		—		200,000
Fixed rate debentures	3.45 ~ 7.07		21,222,813		21,572,939

			31,209,816		32,553,004
Loss (gain) on valuation of fair value hedged items (current period portion)			117,287		(206,807)
Gain on valuation of fair value hedged items (prior year portion)(*)			(254,576)		(51,419)

			31,072,527		32,294,778
Discounts on debentures			(67,341)		(64,147)

		(Won)	31,005,186	(Won)	32,230,631

	Annual interest rate (%)	2008		2007
Debentures in foreign currency:
Floating rates debentures	1.03 ~ 5.50	(Won)	2,884,534	(Won)	2,665,910

			2,884,534		2,665,910
Discounts on debentures			(1,933)		(1,900)

			2,882,601		2,664,010

		(Won)	33,887,787	(Won)	34,894,641

(*)	The Bank recognized (Won)3,650 million of gain on prior redemption of fair value hedged items for the three months ended March 31, 2008.

(6)	Hybrid debentures and subordinated debentures as of March 31, 2008 and December 31, 2007 were as follows (Unit: In millions):

	Issued date	Expiration date	Annual interest rate (%)	2008		2007
Subordinated fixed rate debentures in Won	Jun-98 ~ Sep-02	Jul-03 ~ Mar-08	—	(Won)	106,991	(Won)	1,277,810
	Nov-98	Nov-09	15.02		48,900		48,900
	Nov-00	Nov-10	9.57 ~ 9.65		162,051		162,051
	Jun-01	Mar-09	7.86		217,529		217,529
	Sep-02	Mar-10 ~ Mar-13	6.51 ~ 6.70		242,637		242,637
	Nov-02	May-08 ~ May-13	6.07 ~ 6.55		558,775		558,775
	Dec-02	Jun-08 ~ Dec-14	6.20 ~ 6.65		180,370		180,370
	Mar-03	Apr-08	7.10		45,000		45,000
	Oct-03	Jan-09 ~ Jan-14	5.18 ~ 5.60		449,051		449,051
	Feb-04	Aug-09 ~ Aug-14	5.65 ~ 6.16		700,000		700,000
	Sep-04	Dec-18	5.12		57,784		57,784
	Dec-04	Jun-10	4.19 ~ 4.20		700,000		700,000
	Mar-06	Jan-12	5.67 ~ 5.70		1,900,855		1,900,855

					5,369,943		6,540,762

Hybrid debentures	Jun-03	Jun-33	6.00		105,145		105,145
	Aug-03	Aug-33	7.00		533,355		533,355
	Oct-03	Oct-33	6.80		265,168		265,168

					903,668		903,668

				(Won)	6,273,611	(Won)	7,444,430

(7)	Call money and borrowings with financial institutions as of March 31, 2008 were as follows (Unit: In millions):

	BOK		Other banks		Others		Total
Call money	(Won)	—	(Won)	899,007	(Won)	1,525,038	(Won)	2,424,045
Borrowings		502,868		5,854,461		637,862		6,995,191

	(Won)	502,868	(Won)	6,753,468	(Won)	2,162,900	(Won)	9,419,236

Call money and borrowings with financial institutions as of December 31, 2007 were as follows (Unit: In millions):

	BOK		Other banks		Others		Total
Call money	(Won)	—	(Won)	475,588	(Won)	338,540	(Won)	814,128
Borrowings		488,139		5,584,307		81,693		6,154,139

	(Won)	488,139	(Won)	6,059,895	(Won)	420,233	(Won)	6,968,267

(8)	Term structure of borrowings as of March 31, 2008 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Call money	(Won)	2,424,045	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	2,424,045
Bills sold		20,011		60,880		450,190		—		—		531,081
Bonds sold under repurchase agreements		2,772,753		1,100,393		1,123,411		1,629		—		4,998,186
Borrowings		3,533,268		1,673,435		1,252,129		1,314,476		1,195,656		8,986,964
Debentures		4,624,851		980,397		5,413,704		13,740,539		9,197,570		33,957,061

	(Won)	13,374,928	(Won)	3,815,105	(Won)	8,239,434	(Won)	15,056,644	(Won)	10,393,226	(Won)	50,897,337

Term structure of borrowings as of December 31, 2007 was as follows (Unit: In millions):

	Due in 3 months or less		Due after 3 months through 6 months		Due after 6 months through 1 year		Due after 1 year through 3 years		More than 3 years		Total
Call money	(Won)	814,128	(Won)	—	(Won)	—	(Won)	—	(Won)	—	(Won)	814,128
Bills sold		134,057		12,173		360,148		—		—		506,378
Bonds sold under repurchase agreements		3,660,301		939,852		1,316,477		—		—		5,916,630
Borrowings		2,968,084		1,422,871		1,280,496		1,250,200		1,197,053		8,118,704
Debentures		5,202,808		4,481,367		2,137,409		14,640,752		8,498,352		34,960,688

	(Won)	12,779,378	(Won)	6,856,263	(Won)	5,094,530	(Won)	15,890,952	(Won)	9,695,405	(Won)	50,316,528

12.	OTHER LIABILITIES:

Other liabilities as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Accounts payable (Note 19)	(Won)	4,419,398	(Won)	2,630,128
Accrued expenses (Notes 18 and 27)		4,599,355		4,413,729
Unearned revenues		110,410		114,416
Withholding taxes		109,000		179,281
Guarantees deposits received		117,072		111,723
Accounts for agency business		254,791		281,084
Domestic exchange settlement credits		223,324		494,487
Foreign currency bills payable		101,693		54,797
Agency		2,150,088		363,757
Derivatives liabilities (Note 19)		2,951,762		1,824,727
Due to trust accounts (Note 27)		1,236,127		1,427,154
Accrued severance benefits (Note 13)		734,003		703,261
Less: Severance insurance deposits		(473,030)		(471,882)
Allowance for possible losses on acceptances and guarantees (Note 14)		45,396		36,512
Other allowances (Note 15)		733,631		745,768
Sundry liabilities (Note 16)		754,363		810,163

	(Won)	18,067,383	(Won)	13,719,105

13.	ACCRUED SEVERANCE BENEFITS:

The changes in accrued severance benefits for the three months ended March 31, 2008 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes (*)		Ending
Accrued severance benefits	(Won)	703,261	(Won)	41,580	(Won)	10,867	(Won)	29	(Won)	734,003
Severance insurance deposits		(471,882)		(5,876)		(4,728)		—		(473,030)

	(Won)	231,379	(Won)	35,704	(Won)	6,139	(Won)	29	(Won)	260,973

The changes in accrued severance benefits for the year ended December 31, 2007 were as follows (Unit: In millions):

	Beginning		Provision		Payment		Other changes (*)		Ending
Accrued severance benefits	(Won)	536,347	(Won)	191,064	(Won)	24,160	(Won)	10	(Won)	703,261
Severance insurance deposits		(334,979)		(141,386)		(4,483)		—		(471,882)

	(Won)	201,368	(Won)	49,678	(Won)	19,677	(Won)	10	(Won)	231,379

(*)	Loss (gain) on foreign currency translation of the accrued severance benefit of the Tokyo branch office.

As of March 31, 2008, part of severance benefits was contributed to pension funds of Kyobo Life Insurance Co., Ltd. and others in which the beneficiary is a respective employee.

14.	ACCEPTANCES AND GUARANTEES AND ALLOWANCES FOR POSSIBLE LOSSES:

(1)	Acceptances and guarantees as of March 31, 2008 and December 31, 2007 were as follows (Unit: In millions):

Types	2008		2007
Confirmed acceptances and guarantees in Won:
Payment guarantee for issuance of debentures	(Won)	1,242	(Won)	1,331
Payment guarantee for loans		91,623		61,274
Others		1,858,154		2,140,172

		1,951,019		2,202,777

Confirmed acceptances and guarantees in foreign currencies:
Acceptances on letters of credit		122,105		131,766
Acceptances for letters of guarantee for importers		111,679		63,431
Guarantees for performance of contracts		192,920		151,701
Guarantees for bids		2,046		3,186
Guarantees for borrowings		63,788		46,928
Guarantees for repayment of advances		2,360,798		1,889,250
Others		1,335,576		808,871

		4,188,912		3,095,133

		6,139,931		5,297,910

Unconfirmed acceptances and guarantees:
Letters of credit		3,427,197		2,651,655
Others		1,757,698		1,292,869

		5,184,895		3,944,524

Bills endorsed		—		63

	(Won)	11,324,826	(Won)	9,242,497

(2)	Acceptances and guarantees, by customer, as of March 31, 2008 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	4,281,313	(Won)	2,764,948	(Won)	—	(Won)	7,046,261	62.22
Small and medium corporations		1,785,120		2,380,251		—		4,165,371	36.78
Public sector and others		73,498		39,696		—		113,194	1.00

	(Won)	6,139,931	(Won)	5,184,895	(Won)	—	(Won)	11,324,826	100.00

Acceptances and guarantees, by customer, as of December 31, 2007 were as follows (Unit: In millions):

By customer	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Large corporations	(Won)	3,851,519	(Won)	2,420,568	(Won)	—	(Won)	6,272,087	67.86
Small and medium corporations		1,367,541		1,489,214		63		2,856,818	30.91
Public sector and others		78,850		34,742		—		113,592	1.23

	(Won)	5,297,910	(Won)	3,944,524		63	(Won)	9,242,497	100.00

(3)	Acceptances and guarantees, by industry, as of March 31, 2008 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	31,127	(Won)	157,199	(Won)	—	(Won)	188,326	1.66
Finance		930,301		10,766		—		941,067	8.31
Service		522,669		43,822		—		566,491	5.00
Manufacturing		3,443,438		4,206,602		—		7,650,040	67.55
Others		1,212,396		766,506		—		1,978,902	17.48

	(Won)	6,139,931	(Won)	5,184,895	(Won)	—	(Won)	11,324,826	100.00

Acceptances and guarantees, by industry, as of December 31, 2007 were as follows (Unit: In millions):

By industry	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Public sector	(Won)	306	(Won)	155,808	(Won)	—	(Won)	156,114	1.69
Finance		692,748		9,729		—		702,477	7.60
Service		655,662		41,679		—		697,341	7.54
Manufacturing		2,913,605		3,057,802		—		5,971,407	64.61
Others		1,035,589		679,506		63		1,715,158	18.56

	(Won)	5,297,910	(Won)	3,944,524	(Won)	63	(Won)	9,242,497	100.00

(4)	Acceptances and guarantees, by country, as of March 31, 2008 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	5,390,987	(Won)	5,184,895	(Won)	—	(Won)	10,575,882	93.39
Others		748,944		—		—		748,944	6.61

	(Won)	6,139,931	(Won)	5,184,895	(Won)	—	(Won)	11,324,826	100.00

Acceptances and guarantees, by country, as of December 31, 2007 were as follows (Unit: In millions):

By country	Confirmed		Unconfirmed		Bills endorsed		Total		Percentage (%)
Korea	(Won)	4,805,158	(Won)	3,944,524	(Won)	63	(Won)	8,749,745	94.67
Others		492,752		—		—		492,752	5.33

	(Won)	5,297,910	(Won)	3,944,524	(Won)	63	(Won)	9,242,497	100.00

(5)	Allowance for possible losses on acceptances and guarantees and others as of March 31, 2008 was as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	1,947,982	(Won)	4,187,119	(Won)	5,170,540	(Won)	—	(Won)	11,305,641
Precautionary		1,672		1,664		5,221		—		8,557
Substandard		800		94		829		—		1,723
Doubtful		295		—		7,718		—		8,013
Estimated loss		270		35		587		—		892

	(Won)	1,951,019	(Won)	4,188,912	(Won)	5,184,895	(Won)	—	(Won)	11,324,826
Allowance for possible losses	(Won)	13,000	(Won)	18,212	(Won)	14,184	(Won)	—	(Won)	45,396

Ratio (%)		0.67		0.43		0.27		—		0.40

Allowance for possible losses on acceptances and guarantees and others as of December 31, 2007 were as follows (Unit: In millions):

	Confirmed acceptances and guarantees				Unconfirmed acceptances and guarantees		Bills endorsed		Total
	Won		Foreign currencies
Normal	(Won)	2,199,575	(Won)	3,094,283	(Won)	3,935,515	(Won)	63	(Won)	9,229,436
Precautionary		2,589		820		6,536		—		9,945
Substandard		198		2		2,187		—		2,387
Doubtful		415		—		103		—		518
Estimated loss		—		28		183		—		211

	(Won)	2,202,777	(Won)	3,095,133	(Won)	3,944,524	(Won)	63	(Won)	9,242,497
Allowance for possible losses	(Won)	13,525	(Won)	12,862	(Won)	10,124	(Won)	1	(Won)	36,512

Ratio (%)		0.61		0.42		0.26		0.90		0.40

(6)	The percentage of allowance for possible losses on acceptances and guarantees and others as of March 31, 2008, and December 31, 2007 and 2006, 2005 was as follows (Unit: In millions):

	Guarantees and acceptances and others		Allowance		Percentage (%)
March 31, 2008	(Won)	11,324,826	(Won)	45,396	0.40
December 31, 2007		9,242,497		36,512	0.40
December 31, 2006		5,013,281		18,772	0.37
December 31, 2005		3,772,662		10,141	0.27

15.	OTHER ALLOWANCES:

Other allowances as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Mileage rewards	(Won)	102,266	(Won)	100,828
Credit commitments to SPC (Note 19)		2,303		2,466
Dormant accounts		39,216		42,662
Unused credit limit		544,836		539,051
Others		45,010		60,761

	(Won)	733,631	(Won)	745,768

The unused credit limit for other allowances amounts to (Won)79,801,754 million and (Won)78,183,377 million as of March 31, 2008 and December 31, 2007, respectively.

16.	SUNDRY LIABILITIES:

Sundry liabilities as of March 31, 2008 and December 31, 2007 consisted of (Unit: In millions):

	2008		2007
Suspense payable	(Won)	114,570	(Won)	48,916
Borrowings for others’ business		26,247		42,644
Prepaid card and debit card liabilities		20,511		22,402
Subscription deposits		47,115		52,857
Income tax payable (Note 24)		545,049		642,311
Others		871		1,033

	(Won)	754,363	(Won)	810,163

17.	SHAREHOLDERS’ EQUITY:

(1)	Capital stock

As of March 31, 2008 and December 31, 2007, the Bank has 1 billion common shares authorized with a par value per share of (Won)5,000 and 336,379,116 shares ((Won)1,681,896 million) issued. The Bank’s major shareholders were National Pension Service (14,951,343 shares, 4.44 percent), and ING BANK N.V., AMSTERDAM (13,710,501 shares, 4.08 percent) as of March 31, 2008.

As a result of the legal consolidation with H&CB, the registered shareholders of both the Bank and H&CB, as of October 31, 2001, received 179,775,233 shares and 119,922,229 shares, respectively. The new shares were distributed based on an exchange ratio of one new Bank share each for 1.688346 old Bank shares and one new Bank share for one H&CB share. The new shares were listed on the Korea Stock Exchange on November 9, 2001. Furthermore, as a result of the merger with Kookmin Credit Co., Ltd., the Bank issued 8,120,431 shares.

Under the General Banking Act, if a single entity, other than the government or a foreign investor, owns more than 4 percent of total outstanding voting shares, that entity’s voting rights are limited to 4 percent shareholding.

(2)	Capital surplus

The capital surplus as of March 31, 2008 and December 31, 2007 were as follows (Unit: In millions):

	2008		2007
Paid-in-capital in excess of par value	(Won)	5,655,840	(Won)	5,655,840
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other		44,093		38,525

	(Won)	6,274,831	(Won)	6,269,263

The gain on business combination was due to the difference between the business combination consideration and the net asset value acquired from the merger with KLB on December 31, 1998.

(3)	Retained earnings

1)	The detailed summary of the appropriation of retained earnings as a result of the resolution at the general shareholders’ meeting on March 20, 2008 was as follows (Unit: In millions):

	Amount
Retained earnings before appropriations:
Retained earnings carried forward from prior year	(Won)	95
Effect on valuation of securities using the equity method		(20,400)
Net income		2,773,843

		2,753,538

Appropriations:
Legal reserve		277,400
Voluntary reserve		1,651,500
Dividend		824,129
Other reserve		476

		2,753,505

Unappropriated retained earnings to be carried forward to subsequent year	(Won)	33

2)	Legal reserve

The Korean Banking Law Act 40 requires banks to appropriate at least 10 percent of net income to legal reserve until such reserve equals 100 percent of its paid-in capital. This reserve is not available for cash dividends and can only be transferred to capital or can be used to reduce deficit. The Tokyo branch appropriate 10 percent of net income after income tax to legal reserve in accordance with the Japanese Banking Law.

3)	Voluntary reserve

In 2002, the Finance Supervisory Service recommended banks to appropriate at least 10 percent of net income after deducting loss carried forward to reserve for financial structure improvement until simple capital ratio equals 5.5 percent. This reserve can only be used to reduce deficit or be transferred to capital.

(4)	Accumulated other comprehensive income

The changes in accumulated other comprehensive income for the three months ended March 31, 2008 and for the year ended December 31, 2007 were as follows (Unit: In millions):

	2008
	Beginning balance		Changes		Disposal or realization		Ending balance
Gain on valuation of available-for-sale securities	(Won)	365,330	(Won)	74,060	(Won)	23,521	(Won)	462,911
Gain on valuation of held-to-maturity securities		42		—		(4)		38
Loss on valuation of securities using the equity method		(19,926)		12,793		(1,606)		(8,739)

	(Won)	345,446	(Won)	86,853	(Won)	21,911	(Won)	454,210

	2007
	Beginning balance		Changes		Disposal or realization		Ending balance
Gain on valuation of available-for-sale securities	(Won)	883,556	(Won)	40,459	(Won)	(558,685)	(Won)	365,330
Gain on valuation of held-to-maturity securities		98		—		(56)		42
Gain (loss) on valuation of securities using the equity method		4,922		(23,384)		(1,464)		(19,926)

	(Won)	888,576	(Won)	17,075	(Won)	(560,205)	(Won)	345,446

18.	SHARE-BASED PAYMENT:

(1)	The Bank granted stock options to employees and executives including the president several times. When the stock options are exercised, the Bank has the option to settle either through issuance of new shares or treasury stock, or through payment of cash equivalent to the difference between the market price and the exercise price. In accordance with the resolution of the board of directors on August 23, 2005, the Bank has changed the settlement method from issuance of treasury stock to payment of cash equivalent to the difference between the market price and the exercise price only after the remaining treasury stock is issued. Accordingly, the compensation cost of stock options granted before and after the effective date of SKAS No. 22 (Share-based Payment) was measured using the intrinsic value method in accordance with the Interpretations on Financial Accounting Standards 39-35 “Accounting for Stock Options,” and the fair value method, respectively. The details of the stock options a as of March 31, 2008 were as follows:

	Grant date	Exercise period (years)	Granted shares	Grant conditions
Stock Option:
Series 2	01.03.15	8	214,975	Offer service: 1 year
Series 7	01.11.16	8	850,000	Offer service: 3 years
Series 8-1 (*2)	02.03.22	8	132,000	Offer service: 1 year, 3 years
Series 8-2 (*3)	02.03.22	8	490,000	Offer service: 1 year, 3 years
Series 9 (*3)	02.07.26	8	30,000	Offer service: 3 years
Series 10-1 (*2)	03.03.21	8	140,000	Offer service: 3 years
Series 10-2 (*3)	03.03.21	8	180,000	Offer service: 3 years
Series 11 (*3)	03.08.27	8	30,000	Offer service: 3 years
Series 12 (*3)	04.02.09	8	85,000	Offer service: 1 year
Series 13-1 (*2)	04.03.23	8	20,000	Offer service: 1 year
Series 14 (*2,*3)	04.11.01	8	700,000	Offer service: 3 years Targets to achieve (*5)
Series 15-1 (*2)	05.03.18	8	165,000	Offer service: 3 years

	Grant date	Exercise period (years)	Granted shares	Grant conditions
Series 15-2 (*3)	05.03.18	8	765,000	Offer service: 3 years
Series 16 (*3)	05.04.27	8	15,000	Offer service: 3 years
Series 17 (*3)	05.07.22	8	30,000	Offer service: 3 years
Series 18 (*3)	05.08.23	8	15,000	Offer service: 3 years
Series 19 (*1)	06.03.24	8	940,000	Offer service: 1 year, 2 years, 3 years
Series 20 (*1)	06.04.28	8	30,000	Offer service: 3 years
Series 21 (*1)	06.10.27	8	20,000	Offer service: 2 years
Series 22 (*1)	07.02.08	8	885,000	Offer service: 1 year, 3 years
Series 23 (*1)	07.03.23	8	30,000	Offer service: 3 years
Series Kookmin Credit Card -1 (*4)	01.03.22	10	22,146	Offer service: 1 year
Series Kookmin Credit Card -2 (*2,*4)	02.03.29	9	9,990	Offer service: 2 years

			5,799,111

Stock Grant (*8):
Series 1	07.11.01	—	66,540	Offer service: 2 years, 3 years Targets to achieve (*6)
Series 2 ~ 6	08.01.01~ 08.03.19	—	136,091	Offer service: 2 years Targets to achieve (*7)
Series 7	08.03.20	—	41,436	Offer service: 1 year, 3 years Targets to achieve (*6)
Series 8	08.03.25	—	10,530	Offer service: 2 years, 3 years Targets to achieve (*7)

			254,597

			6,053,708

(*1)	The exercise price is adjusted by the rate of increase in the market value of the major competitors’ stock as of balance sheet dates.
(*2)	The exercise price is adjusted by the rate of increase in the average stock price index of the banking industry as of balance sheet dates.
(*3)	As the actual number of exercisable granted shares is determined in accordance with the management performance for the contract period of service, the number of granted shares used for the calculation of compensation cost is computed based on the assumption that the performance result falls into the highest level in the bracket.
(*4)	The Bank took over the stock options granted by Kookmin Credit Card Co., Ltd. of which the exercise price and number of shares were adjusted in proportion to the merger ratio.
(*5)	300,000 shares are vested when targeted ROE is accomplished; 200,000 shares vested when targeted BIS ratio is achieved; 200,000 shares vested when targeted return on shareholders’ equity is met.
(*6)	25 percent of granted shares are vested when targeted assets growth rate is accomplished; 25 percent of granted shares vested when targeted ROA is achieved; 50 percent of granted shares vested when targeted Relative TSR is met.
(*7)	30 percent of granted shares are vested when targeted KPI is accomplished; 30 percent of granted shares vested when targeted financial result of the Bank is achieved; 40 percent of granted shares vested when targeted Relative TSR is met.
(*8)	Under the stock grant, the number of vested shares among the maximum of exercisable granted shares predetermined on grant date is determined based on the achievement of the targeted performance results. As of March 31, 2008, 250,614 shares are expected to be vested after the contract service period.

(2)	The changes in granted shares and the weighted average exercise price of the stock options except for stock grant for the three months ended March 31, 2008 were as follows (Unit: In Won and shares):

	Granted shares					Exercise price		Remaining period to maturity (year)
	Beginning	Granted	Exercised	Expired	Ending
Series 2	69,723	—	592	—	69,131	(Won)	28,027	0.96
Series 7	75,000	—	—	—	75,000		51,200	1.63
Series 8-1	28,263	—	—	—	28,263		57,100	1.98
Series 8-2	196,831	—	—	—	196,831		57,100	1.98
Series 9	23,899	—	—	—	23,899		58,800	2.32
Series 10-1	40,063	—	—	—	40,063		47,360	2.97
Series 10-2	70,993	—	3,000	—	67,993		35,500	2.97
Series 11	5,091	—	—	—	5,091		40,500	3.41
Series 12	54,250	—	—	—	54,250		46,100	3.86
Series 13-1	20,000	—	—	—	20,000		48,650	3.98
Series 14	610,000	—	—	—	610,000		50,600	4.59
Series 15-1	125,362	—	—	—	125,362		54,656	4.97
Series 15-2	518,194	—	—	8,187	510,007		46,800	4.97
Series 16	8,827	—	—	—	8,827		45,700	5.08
Series 17	30,000	—	—	—	30,000		49,200	5.31
Series 18	7,212	—	—	—	7,212		53,000	5.40
Series 19	930,000	—	—	103,815	826,185		78,879	5.98
Series 20	30,000	—	—	—	30,000		82,300	6.08
Series 21	20,000	—	—	—	20,000		76,800	6.58
Series 22	885,000	—	—	1,974	883,026		77,100	6.86
Series 23	30,000	—	—	—	30,000		84,500	6.98
Series Kookmin Credit Card -1	22,146	—	—	—	22,146		71,538	2.98
Series Kookmin Credit Card -2	9,990	—	—	—	9,990		129,100	2.99

	3,810,844	—	3,592	113,976	3,693,276	(Won)	63,504	5.18

The weighted average stock price of the stock option exercised for the three months ended March 31, 2008 is (Won)63,269.

The changes in granted shares and the weighted average exercise price of the stock options for the year ended December 31, 2007 were as follows (Unit: In Won and shares):

	Granted shares					Exercise price		Remaining period to maturity (year)
	Beginning	Granted	Exercised	Expired	Ending
Series 2	88,107	—	18,384	—	69,723	(Won)	28,027	1.21
Series 6	8,633	—	8,633	—	—		25,100	—
Series 7	150,000	—	75,000	—	75,000		51,200	1.88
Series 8-1	28,863	—	600	—	28,263		57,100	2.22
Series 8-2	263,565	—	66,734	—	196,831		57,100	2.22
Series 9	23,899	—	—	—	23,899		58,800	2.57
Series 10-1	43,414	—	3,351	—	40,063		47,360	3.22
Series 10-2	70,993	—	—	—	70,993		35,500	3.22
Series 11	5,091	—	—	—	5,091		40,500	3.66
Series 12	75,539	—	21,289	—	54,250		46,100	4.11
Series 13-1	20,000	—	—	—	20,000		48,650	4.23
Series 13-2	10,000	—	10,000	—	—		47,200	—
Series 14	700,000	—	—	90,000	610,000		50,600	4.84
Series 15-1	135,259	—	—	9,897	125,362		59,969	5.22
Series 15-2	580,069	—	—	61,875	518,194		46,800	5.22
Series 16	15,000	—	—	6,173	8,827		45,700	5.33
Series 17	30,000	—	—	—	30,000		49,200	5.56
Series 18	15,000	—	—	7,788	7,212		53,000	5.65
Series 19	940,000	—	—	10,000	930,000		81,718	6.23
Series 20	30,000	—	—	—	30,000		85,500	6.33
Series 21	20,000	—	—	—	20,000		79,700	6.83
Series 22	—	885,000	—	—	885,000		77,100	7.11
Series 23	—	30,000	—	—	30,000		84,500	7.23
Series Kookmin Credit Card -1	22,146	—	—	—	22,146		71,538	3.22
Series Kookmin Credit Card -2	9,990	—	—	—	9,990		129,100	3.24

	3,285,568	915,000	203,991	185,733	3,810,844	(Won)	64,775	5.45

The weighted average stock price of the stock option exercised for the year ended December 31, 2007 is (Won)82,353.

(3)	Series 22 and Series 23 are measured at fair value based on the Black-Scholes Model, and the factors used in determining the fair value were as follows (Unit: In Won):

Series	Stock price		Exercise price		Expected stock price volatility (%)	Maturity (years)	Expected dividend		Risk free rate (%)	Fair value
Series 22-1 (Director)	(Won)	55,500	(Won)	77,100	25.16	3.75	(Won)	5,777	3.81	(Won)	4,600
Series 22-2 (Employee)		55,500		77,100	24.98	4.61		6,991	3.82		5,507
Series 23		55,500		84,500	25.31	3.87		5,946	3.81		3,681

The expected weighted average exercise period was separately estimated for directors and employees in order to reflect the possibility of an early exercise. The historical stock price volatility during the respective expected exercise period was applied to the calculation of the expected stock price volatility and estimated based on the cross volatility of the stock price between the Bank and its competitors in order to adjust the exercise price in proportion to the change of the market value of the competitors.

(4)	The stock grant fair value was estimated based on the compensation cost (an arithmetical average of each closed price of the one week, one month and two months weighted averages as of the balance sheet date), and the fair value per share as of March 31, 2008 was (Won)55,500.

(5)	As of March 31, 2008 and December 31, 2007, the accrued expenses under the share-based payment amounted to (Won)15,089 million and (Won)38,482 million, respectively, and the intrinsic value of the vested share option amounted to (Won)12,439 million and (Won)22,900 million, respectively. The compensation cost amounting to (Won)23,289 million was reversed for the three months ended March 31, 2008, and the compensation cost amounting to (Won)22,080 million was recorded as selling and administration expense for the three months ended March 31, 2007.

19.	CONTINGENCIES AND COMMITMENTS:

(1)	The Bank holds written-off loans, of which the claim for borrowers and guarantors have not been terminated , amounting to (Won)11,535,460 million and (Won)11,542,448 million as of March 31, 2008 and December 31, 2007, respectively.

(2)	As of March 31, 2008 and December 31, 2007, the Bank recorded receivables amounting to (Won)3,573,771 million and (Won)1,828,928 million, respectively, and payables amounting to (Won)3,572,906 million and (Won)1,828,435 million, respectively, for unsettled foreign currency spot transactions, respectively.

(3)	As of March 31, 2008 and December 31, 2007, the Bank has entered into commitments to provide credit line of (Won)450,882 million and (Won)480,882 million, respectively, and to purchase commercial papers amounting to (Won)1,690,500 million and (Won)1,235,400 million, respectively, with several special purpose companies. As of March 31, 2008 and December 31, 2007, under these commitments, the Bank extended loans of (Won)2,982 million and (Won)5,617 million, respectively, to the companies and recognized (Won)2,303 million and (Won)2,466 million, respectively, of expected loss as other allowance. The Bank has purchased commercial papers of (Won)136,700 million as of December 31, 2007, and the Bank had no balance of commitment to purchase commercial papers as of March 31, 2008.

(4)	The Bank entered into the business cooperation agreements with Citibank and Nonghyup regarding the credit card business. Accordingly, the Bank shares the related revenue from such business operation.

(5)	The Bank has filed 97 lawsuits (excluding trial lawsuits for the collection or management of loans) involving aggregate claims of (Won)308,221 million and faces 193 lawsuits (excluding trial lawsuits for the collection or management of loans) involving aggregate damages of (Won)971,895 million, which arose in the normal course of the business and are still pending as of March 31, 2008. The Korea Lottery Service Inc. (“KLS”) filed suits against the Bank in relation to the commitment fees (2 cases with aggregate claims of (Won)465,434 million). However, the government (lottery fund) will be substantially liable for the damages if the court rules in favor of the plaintiff. Thus, it is expected that the suits would not affect the Bank’s financial position. The government also filed a civil lawsuit against KLS, the accounting firm, the Bank and their responsible persons with aggregate claims amounting to (Won)320,800 million for the overpayment of lottery service commission fees to KLS. This litigation is pending for the first trial as of March 31, 2008. In 2007, at the first trial of the criminal lawsuit, filed by the Korea Prosecutory Authorities against the Bank’s employee, the court convicted the Bank’s employee for malpractice, and this litigation is pending at the Superior Court as of March 31, 2008. However, it is uncertain that the Bank will be ultimately liable for the aforementioned aggregate claims in the civil lawsuit, and a reliable estimate can not be made of the amount of the potential liabilities as of March 31, 2008.

(6)	The Bank entered into the stock purchase agreement in order to acquire the shares of Joint Stock Company Bank CenterCredit (Kazakhstan) in the Kazakhstan exchange on March 14, 2008. With the approval of the authorities concerned of the Republic of Korea and Kazakhstan, the Bank will acquire 44,136,675 shares (shareholding ratio of 29.99 percent) of Joint Stock Company Bank CenterCredit (Kazakhstan) at (Won)621,343 million, and will extend the shareholding ratio over 50.1 percent within 30 months after the agreement’s closing date.

(7)	The face value of the consumer investment securities amounts to (Won)259,773 million and (Won)316,429 million as of March 31, 2008 and December 31, 2007, respectively.

(8)	The Bank was assessed on income tax and others of (Won)438,975 million as a consequence of the regular tax audit performed by the Seoul Regional Tax Office and paid it in 2007. The Bank has filed an appeal against the above assessment through proper legal procedures.

(9)	Derivatives

The notional amounts outstanding for derivative contracts as of March 31, 2008 and December 31, 2007 were as follows (Unit: In millions):

	2008						2007
Type	Trading		Hedge		Total		Trading		Hedge		Total
Interest rate:
Interest rate futures	(Won)	3,151,586	(Won)	—	(Won)	3,151,586	(Won)	3,505,978	(Won)	—	(Won)	3,505,978
Interest rate swaps		63,540,755		4,920,692		68,461,447		54,359,227		4,805,938		59,165,165
Interest rate options purchased		1,500,000		—		1,500,000		160,000		—		160,000
Interest rate options sold		2,125,000		—		2,125,000		100,000		—		100,000

		70,317,341		4,920,692		75,238,033		58,125,205		4,805,938		62,931,143

Currency:
Currency forwards		58,182,802		—		58,182,802		87,443,884		—		87,443,884
Currency futures		2,410,102		—		2,410,102		4,230,709		—		4,230,709
Currency swaps		15,005,897		—		15,005,897		13,132,398		—		13,132,398
Currency options purchased		5,018,109		—		5,018,109		3,694,060		—		3,694,060
Currency options sold		3,241,482		—		3,241,482		2,410,698		—		2,410,698

		83,858,392		—		83,858,392		110,911,749		—		110,911,749

Stock:
Stock index futures		28,872		—		28,872		49,237		—		49,237
Stock options purchased		615,353		—		615,353		503,022		—		503,022
Stock options sold		994,565		—		994,565		744,651		—		744,651
Stock swaps		418,085		—		418,085		100,000		—		100,000

		2,056,875		—		2,056,875		1,396,910		—		1,396,910

Other:
Merchandise options purchased		57,727		—		57,727		22,961		—		22,961
Merchandise options sold		57,655		—		57,655		22,961		—		22,961
Merchandise forwards		169,259		—		169,259		109,626		—		109,626
Merchandise Swaps		384		—		384		468		—		468
Other derivatives		60,000		180,000		240,000		200,000		—		200,000

		345,025		180,000		525,025		356,016		—		356,016

	(Won)	156,577,633	(Won)	5,100,692	(Won)	161,678,325	(Won)	170,789,880	(Won)	4,805,938	(Won)	175,595,818

(*)	For transaction between Won and foreign currencies, unsettled amount of transaction is presented using the basic foreign exchange rate based on the contract amount in foreign currencies. For transaction between foreign currencies and foreign currencies, unsettled amount is presented using the basic foreign exchange rate based on foreign currencies purchased at balance sheet dates.

The details of derivatives as of March 31, 2008 and the valuation of derivatives for the three months then ended were as follows (Unit: In millions):

	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation (B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate swaps	(Won)	293,998	(Won)	159,350	(Won)	453,348	(Won)	493,906	(Won)	21,687	(Won)	515,593	(Won)	320,171	(Won)	563,010
Interest rate options purchased		4,464		—		4,464		2,190		—		2,190		14,940		—
Interest rate options sold		1,610		—		1,610		3,653		—		3,653		—		12,373

		300,072		159,350		459,422		499,749		21,687		521,436		335,111		575,383

Currency:
Currency forwards		1,350,917		—		1,350,917		1,161,579		—		1,161,579		1,527,832		1,286,145
Currency swaps		138,585		—		138,585		383,008		—		383,008		275,922		419,024
Currency options purchased		209,947		—		209,947		2,464		—		2,464		243,351		19,766
Currency options sold		2,580		—		2,580		103,549		—		103,549		9,361		149,905

		1,702,029		—		1,702,029		1,650,600		—		1,650,600		2,056,466		1,874,840

Stock:
Stock options purchased		40,618		—		40,618		5,667		—		5,667		218,515		—
Stock options sold		19,306		—		19,306		19,208		—		19,208		—		470,805
Stock swaps		12,817		—		12,817		7,362		—		7,362		10,561		8,193

		72,741		—		72,741		32,237		—		32,237		229,076		478,998

Other:
Merchandise options purchased		387		—		387		558		—		558		2,358		—
Merchandise options sold		870		—		870		387		—		387		—		2,356
Merchandise forwards		5,807		—		5,807		5,395		—		5,395		5,807		5,395
Merchandise swaps		60		—		60		45		—		45		60		45
Other derivatives		6,059		—		6,059		6,076		14,182		20,258		4,943		14,745

		13,183		—		13,183		12,461		14,182		26,643		13,168		22,541

	(Won)	2,088,025	(Won)	159,350	(Won)	2,247,375	(Won)	2,195,047	(Won)	35,869	(Won)	2,230,916	(Won)	2,633,821	(Won)	2,951,762

The details of financial derivatives as of December 31, 2007 and the valuation of financial derivatives for the year then ended were as follows (Unit: In millions):

	Gain on valuation (P/L)						Loss on valuation (P/L)						Gain (loss) on valuation (B/S)
Type	Trading		Hedge		Total		Trading		Hedge		Total		Assets		Liabilities
Interest rate:
Interest rate swaps	(Won)	56,281	(Won)	40,356	(Won)	96,637	(Won)	84,459	(Won)	21,908	(Won)	106,367	(Won)	389,788	(Won)	637,513
Interest rate options purchased		282		—		282		74		—		74		2,608		—
Interest rate options sold		193		—		193		23		—		23		—		983

		56,756		40,356		97,112		84,556		21,908		106,464		392,396		638,496

Currency:
Currency forwards		283,440		—		283,440		244,865		—		244,865		786,481		808,537
Currency swaps		20,596		—		20,596		52,895		—		52,895		289,617		181,702
Currency options purchased		5,396		—		5,396		1,604		—		1,604		51,344		14,103
Currency options sold		1,697		—		1,697		557		—		557		1,915		42,570

		311,129		—		311,129		299,921		—		299,921		1,129,357		1,046,912

Stock:
Stock options purchased		20,869		—		20,869		3,193		—		3,193		125,116		—
Stock options sold		5,900		—		5,900		3,546		—		3,546		—		133,659
Stock swaps		337		—		337		337		—		337		501		501

		27,106		—		27,106		7,076		—		7,076		125,617		134,160

Other:
Merchandise options purchased		—		—		—		81		—		81		1,028		—
Merchandise options sold		86		—		86		—		—		—		—		1,028
Merchandise forwards		2,336		—		2,336		2,289		—		2,289		2,059		1,966
Merchandise swaps		—		—		—		—		—		—		193		191
Other derivatives		427		—		427		333		—		333		2,106		1,974

		2,849		—		2,849		2,703		—		2,703		5,386		5,159

	(Won)	397,840	(Won)	40,356	(Won)	438,196	(Won)	394,256	(Won)	21,908	(Won)	416,164	(Won)	1,652,756	(Won)	1,824,727

The Bank uses various derivative instruments for its trading activities, including interest rate and foreign exchange swaps, futures, forwards and options, to manage the interest rate characteristics of certain assets or liabilities and to economically hedge against the effects of fluctuations in interest rates or foreign exchange rates.

The Bank holds derivative instruments accounted for as fair value hedges applied to subordinated bonds, structured bonds and structured deposits. The Bank recognized (Won)35,937 million and (Won)21,908 million of gains and (Won)154,424 million and (Won)40,356 million of losses on valuation of fair value hedged items for the three months ended March 31, 2008 and 2007, respectively. In addition, the interest rate swap covers the fair value changes of the hedged items resulted from the fluctuation in interest rate. The difference of the valuation between the interest rate swap designated as the fair value hedging instrument and the structured bond, the hedged item, is (Won)4,994 million as of March 31, 2008.

The details of the credit default swap as of March 31, 2008 were as follows (Unit: In millions):

Counterparty	Date of contract	Date of maturity	Amount		Reference Entity	Credits grades
Korea Development Bank	2007.11.23	2009.9.20	(Won)	3,000	Korea large corporations	A-
ING Bank, N.V	2008.2.20	2009.7.8		198,340	Korea banks	AAA

Loss can be incurred in relation to the sale of the credit default swap in case of the credit events such as the default of the reference entity.

20.	ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES:

Significant assets and liabilities denominated in foreign currencies as of March 31, 2008 and December 31, 2007 were as follows:

	2008				2007
	USD equivalent (In thousands)		KRW equivalent (In millions)		USD equivalent (In thousands)		KRW equivalent (In millions)
Assets:
Foreign currencies	US$	223,764	(Won)	221,907	US$	201,942	(Won)	189,463
Due from banks in foreign currencies		255,453		253,333		173,234		162,529
Securities in foreign currencies		1,366,870		1,355,525		1,279,895		1,200,798
Loans in foreign currencies (*)		8,771,708		8,698,902		7,992,732		7,498,780
Bills bought in foreign currencies		2,107,509		2,090,016		1,728,857		1,622,013
Call loans in foreign currencies		313,904		311,299		411,213		385,800
Liabilities:
Deposits in foreign currencies	US$	1,686,805	(Won)	1,672,804	US$	1,769,490	(Won)	1,660,137
Borrowings in foreign currencies		6,509,215		6,455,188		5,992,029		5,621,721
Call money in foreign currencies		1,125,789		1,116,445		676,219		634,428
Debentures in foreign currencies		2,908,676		2,884,534		2,841,516		2,665,910
Foreign currency bills payable		102,544		101,693		58,407		54,797

(*)	Domestic import usance bill included.

Foreign currencies other than U.S. dollars were translated into U.S. dollars at the basic rates of exchange at balance sheet dates.

21.	INTEREST REVENUE AND EXPENSES:

The average balance of the interest bearing assets and liabilities, and the related interest revenue and expenses as of and for the three months ended March 31, 2008 and 2007 were as follows (Unit: In millions):

	2008					2007
	Average balance		Interest revenue / expense		Interest rate (%)	Average balance		Interest revenue / expense		Interest rate (%)
Interest revenue
Due from banks(*)	(Won)	208,363	(Won)	692	1.33	(Won)	453,870	(Won)	4,513	4.03
Securities		30,564,184		404,336	5.31		27,003,789		321,963	4.84
Loans		179,187,993		3,423,629	7.66		153,300,886		2,821,622	7.46

	(Won)	209,960,540	(Won)	3,828,657	7.31	(Won)	180,758,545	(Won)	3,148,098	7.06

Interest expense
Deposits	(Won)	146,469,394	(Won)	1,420,034	3.89	(Won)	127,900,801	(Won)	928,769	2.94
Borrowings		50,423,426		675,922	5.38		41,291,807		522,933	5.14

	(Won)	196,892,820	(Won)	2,095,956	4.27	(Won)	169,192,608	(Won)	1,451,702	3.48

(*)	Excluding the average balance of reserve deposits with BOK

22.	GENERAL AND ADMINISTRATIVE EXPENSES:

(1)	General and administrative expenses for the three months ended March 31, 2008 and 2007 were as follows (Unit: In millions):

	2008		2007
Salaries	(Won)	394,141	(Won)	414,283
Provision for severance benefits (Note 13)		41,580		43,927
Severance benefits for voluntary resignation		871		—
Other employee benefits		126,147		103,828
Rent expenses		38,211		25,061
Depreciation (Note 8)		70,693		59,920
Amortization (Note 9)		29,765		27,707
Taxes and dues		40,432		37,560
Advertising		11,110		21,022
Development expenses		42,235		35,710
Other general and administrative expenses		88,713		87,109

	(Won)	883,898	(Won)	856,127

(2)	Other general and administrative expenses for the three months ended March 31, 2008 and 2007 were as follows (Unit: In millions):

	2008		2007
Communication	(Won)	12,128	(Won)	10,915
Electricity and utilities		4,646		4,310
Publication		5,582		5,415
Repairs maintenance		3,157		3,841
Vehicle		7,435		6,823
Travel		977		1,067
Training		8,242		8,409
Service fees		22,311		19,070
Others		24,235		27,259

	(Won)	88,713	(Won)	87,109

23.	NON-OPERATING REVENUE AND EXPENSES:

Non-operating revenue and expenses for the three months ended March 31, 2008 and 2007 consisted of (Unit: In millions):

	2008		2007
Non-operating revenue:
Gain on valuation of securities accounted for using the equity method	(Won)	16,259	(Won)	22,205
Gain on disposal of tangible assets		211		163
Rental income		800		792
Others		44,608		29,089

	(Won)	61,878	(Won)	52,249

Non-operating expenses:
Loss on valuation of securities accounted for using the equity method	(Won)	1,297	(Won)	251
Loss on disposal of securities accounted for using the equity method		—		571
Loss on disposal of tangible assets		177		302
Impairment loss on tangible assets		1,664		—
Others		28,249		30,200

	(Won)	31,387	(Won)	31,324

24.	INCOME TAX EXPENSE:

(1)	The differences between pretax accounting income and taxable income pursuant to Korean Corporate Income Tax Law for the three months ended March 31, 2008 and 2007 were summarized as follows (Unit: In millions):

	2008				2007
Income before income tax			(Won)	869,723			(Won)	1,646,546
Taxable and non-deductible items:
Temporary difference	(Won)	1,749,115			(Won)	2,088,437
Permanent difference		636,364		2,385,479		563,726		2,652,163

Deductible and non-taxable items:
Temporary difference		(1,956,818)				(1,617,316)
Permanent difference	(Won)	(493,987)		(2,450,805)	(Won)	(1,235,502)		(2,852,818)

Taxable income			(Won)	804,397			(Won)	1,445,891

(2)	Changes in cumulative temporary differences for the three months ended March 31, 2008 and 2007 were as follows (Unit: In millions):

	2008
	Beginning balance (*1)		Deduction		Addition		Ending balance
(Deductible temporary differences)
Other allowances	(Won)	770,558	(Won)	745,768	(Won)	733,631	(Won)	758,421
Tangible asset impairment losses		16,366		16,366		17,531		17,531
Interest on ELD		14,870		3,934		4,016		14,952
Stock options		38,301		38,301		14,241		14,241
Allowance for possible losses on acceptances and guarantees		36,512		36,512		45,396		45,396
Loss (gain) on valuation of derivatives		225,020		225,020		53,021		53,021
Present value discount		1,292		1,292		481		481
Dividends from SPC		202,430		—		—		202,430

	2008
	Beginning balance (*1)		Deduction		Addition		Ending balance
Allowance for repurchase SPC	(Won)	80,204	(Won)	—	(Won)	—	(Won)	80,204
Others		939,419		367,548		130,532		702,403

		2,324,972		1,434,741		998,849		1,889,080

The exclusion of deferred income tax assets (*2):
Other allowances		512						1,707
Dividends from SPC		202,430						202,430
Allowance for repurchase SPC		80,204						80,204
Others		80,972						84,060

		1,960,854						1,520,679
Statutory tax rate		27.50%						27.50%

Deferred income tax assets		539,235						418,187

(Taxable temporary differences)
Loss (gain) on fair value hedges		(258,048)		(258,048)		(135,910)		(135,910)
Accrued interest		(475,550)		(210,921)		(105,385)		(370,014)
Deferred loan organization fee and cost		(178,858)		(178,858)		(181,900)		(181,900)
Goodwill		(221,978)		(19,586)		—		(202,392)
Others		(526,344)		(65,572)		(81,601)		(542,373)

		(1,660,778)	(Won)	(732,985)	(Won)	(504,796)		(1,432,589)

The exclusion of deferred income tax liabilities:
Goodwill		(221,978)						(202,392)
Others		(82,464)						(83,644)

		(1,356,336)						(1,146,553)
Statutory tax rate		27.50%						27.50%

Deferred income tax liabilities		(372,992)						(315,302)

Net deferred income tax assets	(Won)	166,243					(Won)	102,885

(*1)	The adjustment based on the final tax return was reflected in the beginning deferred income tax assets.
(*2)	As of March 31, 2008, other allowances of (Won)1,707 million, dividends from SPC of (Won)202,430 million, allowances for repurchase SPC of (Won)80,204 million and other (equity method) of (Won)84,060 million in deductible temporary differences are not recoverable in the future; therefore, these were not recognized as deferred tax assets.

	2007
	Beginning balance (*1)		Deduction		Addition		Ending balance
(Deductible temporary differences)
Other allowances	(Won)	801,451	(Won)	776,661	(Won)	751,003	(Won)	775,793
Allowance for loan losses		276		—		—		276
Tangible asset impairment losses		15,535		15,535		15,509		15,509
Interest on ELD		19,307		4,538		4,462		19,231
Stock options		42,754		42,754		60,858		60,858
Allowance for possible losses on acceptances and guarantees		18,772		18,772		23,314		23,314
Present value discount		1,370		1,370		1,319		1,319
Dividends from SPC		205,255		210		177		205,222
Allowance for repurchase SPC		80,204		—		—		80,204
Others		163,262		(285,300)		258,318		706,880

		1,348,186		574,540		1,114,960		1,888,606

The exclusion of deferred income tax assets(*2):
Other allowances		7,238						3,726
Dividends from SPC		205,255						205,222
Allowance for repurchase SPC		80,204						80,204
Others		72,556						74,200

		982,933						1,525,254
Statutory tax rate		27.50%						27.50%

Deferred income tax assets		270,307						419,445

(Taxable temporary differences)
Loss (gain) on fair value hedges		(62,843)		(62,843)		(41,419)		(41,419)
Accrued interest		(431,301)		(431,301)		(388,968)		(388,968)
Deferred loan organization fee and cost		(138,338)		(138,338)		(152,557)		(152,557)
Loss (gain) on valuation of derivatives		38,403		38,403		(92,757)		(92,757)
Goodwill		(300,324)		(19,586)		—		(280,738)
Dividends from SPC		(8,374)		(8,374)		(270)		(270)
Others		(331,364)		(3,104)		(18,471)		(346,731)

		(1,234,141)	(Won)	(625,143)	(Won)	(694,442)		(1,303,440)

The exclusion of deferred income tax liabilities:
Goodwill		(300,324)						(280,738)
Others		(72,406)						(67,591)

		(861,411)						(955,111)
Statutory tax rate		27.50%						27.50%

Deferred income tax liabilities		(236,888)						(262,656)

Net deferred income tax assets	(Won)	33,419					(Won)	156,789

(*1)	The adjustment based on the final tax return was reflected in the beginning deferred income tax assets.
(*2)	As of March 31, 2007, other allowances of (Won)3,726 million, dividends from SPC of (Won)205,255 million, allowances for repurchase SPC of (Won)80,204 million and other (equity method) of (Won)74,200 million in deductible temporary differences are not recoverable in the future; therefore, these were not recognized as deferred tax assets.

(3)	Income tax payable and income tax refund receivable as of March 31, 2008 and December 31, 2007 were as follows (Unit: In millions):

	2008		2007
Income tax refund receivable	(Won)	65,293	(Won)	533,838
Income tax payable		221,155		1,174,141

Net income tax payable (Note 16)(*)	(Won)	155,862	(Won)	640,303

(*)	Income tax payable of (Won)635 million and (Won)2,008 million, which is not to be set off to income tax refund receivable, such as income tax expense of overseas branch as of March 31, 2008 and December 31, 2007, respectively, and unpaid income tax payable for the year ended December 31, 2007 amounting to (Won)388,552 million are excluded.

(4)	Income tax expense for the three months ended March 31, 2008 and 2007 was summarized as follows (Unit: In millions):

	2008		2007
Income tax currently payable (*)	(Won)	215,680	(Won)	402,053
Changes in deferred tax assets		63,358		(123,370)
Income tax expense of overseas branch		561		56

Total income tax effect		279,599		278,739
Income tax expense or benefit allocated directly to shareholders’ equity		(41,379)		185,316

	(Won)	238,220	(Won)	464,055

(*)	Income tax currently payable includes additional income taxes payable of (Won)2,054 million and (Won)4,468 million for the three months ended March 31, 2008 and 2007, respectively, and income tax refund receivable of (Won)7,529 million for the three months ended March 31, 2008.

(5)	Reconciliation items between income before income tax and income tax expense for the three months ended March 31, 2008 and 2007 were as follows (Units: In millions):

	2008		2007
Income before income tax	(Won)	869,723	(Won)	1,646,546
Tax amount (*)		239,171		452,797
Reconciliation items:
Non-taxable income		(4,310)		(3,410)
Non-deductable expense		1,815		3,851
Tax credit		(74)		(47)
Non-realized temporary differences		6,012		6,323
Additional income taxes for prior year (Refund of prior year’s income tax)		(5,475)		4,468
Income tax expense of overseas branches		561		56
Others		520		17

Income tax expense	(Won)	238,220	(Won)	464,055

Effective tax rates		27.39%		28.18%

(*)	Multiplying income before income tax by statutory income tax rate, including resident tax surcharges, (14.3 percent for less than (Won)100 millions, 27.5 percent for more than (Won)100 millions)

25.	EARNINGS PER SHARE:

(1)	Basic net income per share

Basic net income per share were calculated for common stock by dividing net income available to common shareholders by the weighted average number of outstanding common stock.

Net income per share for common stock for the three months ended March 31, 2008 and 2007 was computed as follows:

1)	Outstanding capital stock for the three months ended March 31, 2008 and 2007 were as follows:

	2008		2007
	Number of shares	Number of shares x number of days	Number of shares	Number of shares x number of days
Number of common shares outstanding-beginning balance	336,379,116	30,610,499,556	336,379,116	30,274,120,440

	336,379,116	30,610,499,556	336,379,116	30,274,120,440

Weighted average number of common shares outstanding (2008):

30,610,499,556 ÷ 91 days = 336,379,116 shares

Weighted average number of common shares outstanding (2007):

30,274,120,440 ÷ 90 days = 336,379,116 shares

2)	The basic net income per share for the three months ended March 31, 2008 and 2007 were as follows (Unit: In Won):

	2008		2007
Net income	(Won)	631,502,529,422	(Won)	1,182,490,682,810
Weighted average number of common shares outstanding		336,379,116		336,379,116

Net income per share	(Won)	1,877	(Won)	3,515

The basic net income per share for the year ended December 31, 2007 was (Won) 8,246.

(2)	Diluted net income per share

Diluted net income for the three months ended March 31, 2008 and 2007 represent diluted net income divided by the number of common shares and diluted securities.

Diluted net income per share for the three months ended March 31, 2008 and 2007 was computed as follows (Unit: In Won):

	2008		2007
Diluted net income	(Won)	631,502,529,422	(Won)	1,182,490,682,810
Weighted average number of common shares outstanding and diluted securities (*)		336,700,337		337,065,674

Diluted net income per share	(Won)	1,876	(Won)	3,508

(*)	The fair value of the service to be received has been reflected in the exercise price in calculating the diluted shares. The diluted shares included in the outstanding common shares are 321,221 shares and 686,558 shares as of March 31, 2008 and 2007, respectively.

The diluted net income per share for the year ended December 31, 2007 was (Won) 8,228.

26.	COMPREHENSIVE INCOME:

Comprehensive income for the three months ended March 31, 2008 and 2007 were as follows (Unit: In millions):

	2008		2007
Net income	(Won)	631,503	(Won)	1,182,491
Other comprehensive income:
Gain (loss) on valuation of available-for-sale securities		97,581		(489,552)
Loss on valuation of held-to-maturity securities		(4)		(39)
Gain (loss) on valuation of securities using the equity method		11,187		(459)

	(Won)	740,267	(Won)	692,441

27.	TRUST ACCOUNTS:

(1)	Major financial information related to the trust accounts as of and for the three months ended March 31, 2008 and 2007 were as follows (Unit : In millions):

	2008		2007(*)
Operating revenue of trust operation:
Trust fees and commissions from trust accounts	(Won)	24,691	(Won)	21,012
Commissions from early redemption in trust accounts		31		8

	(Won)	24,722	(Won)	21,020

Operating expenses of trust operation:
Accrued interest on trust accounts	(Won)	19,262	(Won)	13,855

Assets:
Accrued receivable trust fees	(Won)	101,094	(Won)	86,063

Liabilities:
Due to trust accounts	(Won)	1,236,127	(Won)	1,427,154
Accrued interest on trust accounts		5,090		3,048

	(Won)	1,241,217	(Won)	1,430,202

(*)	The balance of the assets and liabilities is as of December 31, 2007.

(2)	As of March 31, 2008 and December 31, 2007, trust accounts for which the Bank provided the guarantees for a fixed rate of return and/or the repayment of principal consisted of following (Unit: In millions):

		2008				2007
	Name of fund	Book value		Fair value		Book value		Fair value
Trust accounts guaranteeing the repayment of principal:	Old age pension (*1 & 2)	(Won)	9,602	(Won)	9,604	(Won)	10,231	(Won)	10,164
	Personal pension (*1 & 2)		2,252,199		2,227,507		2,244,478		2,185,306
	Pension trust		579,007		579,007		556,333		556,333
	Retirement trust		424,755		424,755		456,460		456,460
	New personal pension		68,197		68,197		68,092		68,092
	New old age pension		42,217		42,217		50,569		50,569

			3,375,977		3,351,287		3,386,163		3,326,924

Trust accounts guaranteeing a fixed rate of return and the repayment of principal:	Development money trust (*1)		79,958		80,007		73,427		73,440
	Unspecified monetary trust (*1)		150		150		151		151

			80,108		80,157		73,578		73,591

		(Won)	3,456,085	(Won)	3,431,444	(Won)	3,459,741	(Won)	3,400,515

(*1)	These funds were not stated at fair value but at book value.
(*2)	The book value is greater than the fair value, but the Bank is not obligated to pay the difference since these are yield-based dividend instruments.

28.	SEGMENT INFORMATION:

(1)	As of March 31, 2008 and December 31, 2007, the Bank’s operating segments are consumer banking, corporate banking, credit card operation, treasury operation of investment in securities (including derivatives) and funding, and other operations of general administration and trust. Geographical segment are segregated into two segments: domestic and overseas operations.

As of and for the three months ended March 31, 2008, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	81,386	(Won)	121,784	(Won)	31,779,374	(Won)	3,149,633	(Won)	35,132,177
Loans		90,336,798		77,979,906		9,305,638		1,559,932		176,436		179,358,710

Operating income before provision	(Won)	486,701	(Won)	258,688	(Won)	192,695	(Won)	41,249	(Won)	130,546	(Won)	1,109,879

As of and for the year ended December 31, 2007, financial information on the Bank’s operating segments was as follows (Unit: In millions):

	Consumer		Corporate		Credit card		Capital market		Other		Total
Securities	(Won)	—	(Won)	15,179	(Won)	127,866	(Won)	27,845,957	(Won)	2,788,357	(Won)	30,777,359
Loans		87,650,627		72,497,327		9,140,764		2,088,198		173,077		171,549,993

Operating income before provision (*)	(Won)	530,317	(Won)	212,994	(Won)	222,646	(Won)	5,342	(Won)	770,193	(Won)	1,741,492

(*)	For the three months ended March 31, 2007.

(2)	Financial information on the Bank’s geographical segments as of and for the three months ended March 31, 2008 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	38,051,833	(Won)	80,344	(Won)	35,132,177
Loans		178,517,651		841,059		179,358,710

Operating income before provision	(Won)	1,105,487	(Won)	4,392	(Won)	1,109,879

Financial information on the Bank’s geographical segments as of and for the year ended December 31, 2007 was as follows (Unit: In millions):

	Domestic		Overseas		Total
Securities	(Won)	30,763,051	(Won)	14,308	(Won)	30,777,359
Loans		170,905,003		644,990		171,549,993

Operating income before provision (*)	(Won)	1,738,351	(Won)	3,141	(Won)	1,741,492

(*)	For the three months ended March 31, 2007.

29.	RELATED PARTY TRANSACTIONS:

(1)	The subsidiaries of the Bank as of March 31, 2008 and December 31, 2007 were as follows:

	2008	2007
Domestic Subsidiaries	KB Investment Co., Ltd.	KB Investment Co., Ltd.
	KB Futures Co., Ltd.	KB Futures Co., Ltd.
	KB Data System Co., Ltd.	KB Data System Co., Ltd.
	KB Asset Management Co., Ltd.	KB Asset Management Co., Ltd.
	KB Real Estate Trust Co., Ltd.	KB Real Estate Trust Co., Ltd.
	KB Credit Information Co., Ltd.	KB Credit Information Co., Ltd.
	KB Life Insurance Co., Ltd.	KB Life Insurance Co., Ltd.
KB Investment & Securities Co., Ltd.
KB06-1 Venture Investment Partnership
Overseas Subsidiaries	Kookmin Bank International Ltd. (London)	Kookmin Bank International Ltd. (London)
	Kookmin Bank Hong Kong Ltd.	Kookmin Bank Hong Kong Ltd.

(2)	The various employee benefits for the major directors for the three months ended March 31, 2008 and 2007 were as follows (Unit: In millions):

	2008						2007
	Short-term employee benefits (*)		Stock option		Total		Short-term employee benefits (*)		Stock option		Total
Registered officers (Standing)	(Won)	2,794	(Won)	(9,026)	(Won)	(6,232)	(Won)	2,895	(Won)	6,154	(Won)	9,049
Registered officers (Non-Standing)		197		(488)		(291)		158		536		694

	(Won)	2,991	(Won)	(9,514)	(Won)	(6,523)	(Won)	3,053	(Won)	6,690	(Won)	9,743

(*)	Short-term employee benefits are based on the actual payment.
(**)	The key management includes Registered officers who have authorities and responsibilities for decision-making of the business plan, operations and control over the Bank.

(3)	Significant balances with related parties as of March 31, 2008 and December 31, 2007 were as follows (Unit: In millions):

	2008
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*)	(Won)	83,367	(Won)	—	(Won)	163,604
KB Investment Co., Ltd.		6,719		57		563
KB Futures Co., Ltd.		47		—		10,641
KB Data System Co., Ltd.		47		—		24,064
KB Asset Management Co., Ltd.		178		—		96,139
KB Real Estate Trust Co., Ltd.		13,965		118		771
KB Credit Information Co., Ltd.		55		—		36,970
KB Life Insurance Co., Ltd.		4,796		—		22,933
KB Investment & Securities Co., Ltd.		326		—		34,892
Kookmin Bank International Ltd. (London)		370,153		—		199,177
Kookmin Bank Hong Kong Ltd.		250,163		—		115,486

		729,816		175		705,240

Investee under the equity method:
Jooeun Industrial Co., Ltd.		36,693		18,346		—

		36,693		18,346		—

	(Won)	766,509	(Won)	18,521	(Won)	705,240

	2007
	Assets		Allowance		Liabilities
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*)	(Won)	71,996	(Won)	—	(Won)	288,305
KB Investment Co., Ltd.		1,410		12		163
KB Futures Co., Ltd.		153		—		9,388
KB Data System Co., Ltd.		61		—		28,892
KB Asset Management Co., Ltd.		108		—		87,839
KB Real Estate Trust Co., Ltd.		3,774		31		10,638
KB Credit Information Co., Ltd.		95		—		32,349
KB Life Insurance Co., Ltd.		3,461		—		8,369
Kookmin Bank International Ltd. (London)		341,461		—		201,594
Kookmin Bank Hong Kong Ltd.		166,149		—		105,288

		588,668		43		772,825

Investee under the equity method:
Jooeun Industrial Co., Ltd.		37,181		18,590		—

		37,181		18,590		—

	(Won)	625,849	(Won)	18,633	(Won)	772,825

(*)	Trust accounts guaranteeing the repayment of principal or a fixed rate of return.

(4)	Significant transactions with related parties for the three months ended March 31, 2008 and 2007 were as follows (Unit: In millions):

	2008
	Revenue		Bad debt expenses		Expenses (*2)
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*1)	(Won)	11,371	(Won)	—	(Won)	2,673
KB Investment Co., Ltd.		74		45		—
KB Futures Co., Ltd.		6		—		639
KB Data System Co., Ltd.		—		—		9,420
KB Asset Management Co., Ltd.		157		—		1,200
KB Real Estate Trust Co., Ltd.		146		87		249
KB Credit Information Co., Ltd.		45		—		13,729
KB Life Insurance Co., Ltd.		12,103		—		—
KB Investment & Securities Co., Ltd.		13		—		443
Kookmin Bank International Ltd. (London)		4,858		—		4,089
Kookmin Bank Hong Kong Ltd.		4,638		—		1,310

		33,411		132		33,752

Investee under the equity method:
Jooeun Industrial Co., Ltd.		—		(244)		—

		—		(244)		—

	(Won)	33,411	(Won)	(112)	(Won)	33,752

	2007
	Revenue		Bad debt expenses		Expenses (*2)
Subsidiaries:
Trust accounts (trust accounts guaranteed a fixed rate of return and/or the repayment of principal) (*1)	(Won)	7,268	(Won)	—	(Won)	1,871
KB Investment Co., Ltd.		—		—		128
KB Futures Co., Ltd.		6		—		362
KB Data System Co., Ltd.		6		—		7,046
KB Asset Management Co., Ltd.		234		—		733
KB Real Estate Trust Co., Ltd.		12		(6)		3
KB Credit Information Co., Ltd.		42		—		15,005
KB Life Insurance Co., Ltd.		11,765		—		—
Kookmin Bank International Ltd. (London)		2,662		—		3,624
Kookmin Bank Hong Kong Ltd.		1,882		—		3,770

		23,877		(6)		32,542

Investee under the equity method:
Jooeun Industrial Co., Ltd.		—		(324)		—

		—		(324)		—

	(Won)	23,877	(Won)	(330)	(Won)	32,542

(*1)	Trust accounts guaranteeing the repayment of principal or a fixed rate of return.
(*2)	Bad debt expenses excluded.

In addition, the Bank purchased fixed assets from KB Data System Co., Ltd. amounting to (Won)980 million and (Won)877 million for the three months ended March 31, 2008 and 2007, respectively.

30.	EMPLOYEE BENEFITS:

The Bank has employee benefits programs, such as support for rent of houses, scholarship, medical insurance, accident compensation, compensated leave, gym facilities and other benefits.

31.	CASH FLOWS:

(1)	Cash flows from operating activities are presented by the indirect method.

(2)	The cash and due from banks in the statements of cash flows for the three months ended March 31, 2008 and 2007 were as follows (Unit : In millions)

	2008		2007
Cash and checks	(Won)	2,414,543	(Won)	2,140,998
Foreign currencies		221,907		177,983
Due from banks		3,255,065		3,584,287

		5,891,515		5,903,268
Restricted due from banks		(3,122,930)		(3,274,429)

	(Won)	2,768,585	(Won)	2,628,839

(3)	Significant transactions not involving cash inflows and outflows for the three months ended March 31, 2008 and 2007 were as follows (Unit : In millions):

	2008		2007
Write-offs of loans and decrease of loans from principal exemption	(Won)	218,665	(Won)	262,816
Changes in accumulated other comprehensive income from valuation of securities		108,764		(489,822)
Decrease in loan from debt-equity swap		4,777		—